Barclays PLC	1
Exhibit 99.1
Barclays PLC
This exhibit includes portions from the previously published Results Announcement of Barclays PLC relating to the six months ended 30 June 2026, as amended in part to comply with the requirements of Regulation G and Item 10(e) of
Regulation S-K promulgated by the US Securities and Exchange Commission (SEC), including the reconciliation of certain financial information to comparable measures prepared in accordance with International Financial Reporting Standards
(IFRS). The purpose of this document is to provide such additional disclosure as required by Regulation G and Regulation S-K item 10(e), to delete certain information not in compliance with SEC regulations and to include reconciliations of certain non-IFRS figures to the most directly equivalent IFRS figures for the periods presented. This document does not update or otherwise supplement the information contained in the previously published Results Announcement. Any reference to a website in this document is made for informational purposes only, and information found at such websites is not incorporated by reference into this document.
An audit opinion has not been rendered in respect of this document.

Barclays PLC	2

BARCLAYS PLC, 1 CHURCHILL PLACE, LONDON, E14 5HP, UNITED KINGDOM. TELEPHONE: +44 (0) 20 7116 1000. COMPANY NO. 48839.

Barclays PLC	3

Notes
The terms Barclays and Group refer to Barclays PLC together with its subsidiaries. Unless otherwise stated, the income statement analysis compares the six months ended 30 June 2026 to the corresponding six months of 2025 and balance sheet analysis as at 30 June 2026 with comparatives relating to 31 December 2025 and 30 June 2025. The abbreviations ‘£m’ and ‘£bn’ represent millions and thousands of millions of Pounds Sterling respectively; the abbreviations ‘$m’ and ‘$bn’ represent millions and thousands of millions of US Dollars respectively; and the abbreviations ‘€m’ and
‘€bn’ represent millions and thousands of millions of Euros respectively.
There are a number of key judgement areas, for example impairment calculations, which are based on models and which are subject to ongoing adjustment and modifications. Reported numbers reflect best estimates and judgements at the given point in time.
Relevant terms that are used in this document but are not defined under applicable regulatory guidance or International Financial Reporting
Standards (IFRS) are explained in the results glossary, which can be accessed at home.barclays/investor-relations.
The information in this announcement, which was approved by the Board of Directors on 27 July 2026, does not comprise statutory accounts within the meaning of Section 434 of the Companies Act 2006. Statutory accounts for the year ended 31 December 2025, which contain an unmodified audit report under Section 495 of the Companies Act 2006 (which does not make any statements under Section 498 of the Companies Act 2006)
have been delivered to the Registrar of Companies in accordance with Section 441 of the Companies Act 2006.
Barclays is a frequent issuer in the debt capital markets and regularly meets with investors via formal roadshows and other ad hoc meetings.
Consistent with its usual practice, Barclays expects that from time to time over the coming quarter it will meet with investors globally to discuss these results and other matters relating to the Group.
Non-IFRS performance measures
Barclays’ management believes that the non-IFRS performance measures included in this document provide valuable information to the readers of the financial statements as they enable the reader to identify a more consistent basis for comparing the businesses’ performance between financial periods and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence or are relevant for an assessment of the Group. They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by Barclays’ management. However, any non-IFRS performance measures in this document are not a substitute for IFRS measures and readers should consider the IFRS measures as well. Refer to the appendix on pages 88 to 91.
Key non-IFRS measures included in this document, and the most directly comparable IFRS measures, are:
– Average allocated equity represents the average shareholders’ equity that is allocated to the businesses. The comparable IFRS measure is average equity. A reconciliation is provided on pages 89 to 90;
Average tangible equity refers to:
– Average allocated tangible equity (for businesses) is calculated as the average of the previous month’s period end allocated tangible equity and the current month’s period end allocated tangible equity. The average allocated tangible equity for the period is the average of the monthly averages within that period. Period end allocated tangible equity is calculated as 13.5% (2025: 13.5%) of RWAs for each business, adjusted for capital deductions, excluding goodwill and intangible assets, reflecting the assumptions the Barclays Group uses for capital planning purposes.
Head Office allocated tangible equity represents the difference between the Barclays Group’s tangible shareholders’ equity and the amounts allocated to businesses. The comparable IFRS measure is average equity. A reconciliation is provided on pages 89 to 90;
– Average tangible shareholders’ equity (for Barclays Group) is calculated as the average of the previous month’s period end tangible shareholders'
equity and the current month’s period end tangible shareholders' equity. The average tangible shareholders’ equity for the period is the average of the monthly averages within that period. The comparable IFRS measure is average equity. A reconciliation is provided on pages 89 to 90;
– Group net interest income (NII) excluding Barclays Investment Bank (IB) and Head Office represents Group NII excluding IB NII and Head Office NII.
The comparable IFRS measure is Group NII. A reconciliation is provided on page 90;
– Group operating costs represents group operating expenses excluding UK regulatory levies and litigation and conduct charges. The comparable
IFRS measure is total operating expenses. A reconciliation is provided on page 90;
– Return on average allocated equity represents the return on average shareholders’ equity that is allocated to the businesses. The comparable IFRS measure is return on equity. A reconciliation is provided on page 91;
Return on tangible equity refers to:
– Return on average allocated tangible equity (for businesses) is calculated as annualised Group attributable profit, as a proportion of average shareholders’ tangible equity. The comparable IFRS measure is return on equity. A reconciliation is provided on page 88;
– Return on average tangible shareholders’ equity (for Barclays Group) is calculated as the annualised profit after tax attributable to ordinary equity holders of the parent, as a proportion of average shareholders’ equity excluding non-controlling interests and other equity instruments adjusted for the deduction of intangible assets and goodwill. The comparable IFRS measure is return on equity. A reconciliation is provided on page 89;
– Tangible net asset value per share is calculated by dividing shareholders’ equity, excluding non-controlling interests and other equity instruments, less goodwill and intangible assets, by the number of issued ordinary shares. The comparable IFRS measure is net asset value per share. A reconciliation is provided on page 91.

Barclays PLC	4

Notes
Forward-looking statements
This document contains certain forward-looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934, as
amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to the Group. Barclays cautions readers that no forward-
looking statement is a guarantee of future performance and that actual results or other financial condition or performance measures could differ materially from those contained in the forward-looking statements. Forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as ‘may’, ‘will’, ‘seek’, ‘continue’, ‘aim’, ‘anticipate’, ‘target’,
‘projected’, ‘expect’, ‘estimate’, ‘intend’, ‘plan’, ‘goal’, ‘believe’, ‘achieve’ or other words of similar meaning. Forward-looking statements can be made in writing but also may be made verbally by directors, officers and employees of the Group (including during management presentations) in connection with this document. Examples of forward-looking statements include, among others, statements or guidance regarding or relating to the
Group’s future financial position, business strategy, income levels, costs, assets and liabilities, impairment charges, provisions, capital leverage and other regulatory ratios, capital distributions (including policy on dividends and share buybacks), return on tangible equity, projected levels of growth in banking and financial markets, industry trends, any commitments and targets (including sustainability-related commitments and targets), plans and objectives for future operations, International Financial Reporting Standards (“IFRS”) and other statements that are not historical or current facts.
By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances. Forward-looking statements speak only as at the date on which they are made. Forward-looking statements may be affected by a number of factors, including, without limitation: changes in legislation, regulations, governmental and regulatory policies, expectations and actions, voluntary codes of practices and the interpretation thereof, changes in IFRS and other accounting standards, including practices with regard to the interpretation and application thereof and emerging and developing sustainability reporting standards (including emissions accounting methodologies); changes in tax laws and practice; the outcome of current and future legal proceedings and regulatory investigations; the Group’s ability along with governments and other stakeholders to measure, manage and mitigate the impacts of climate change effectively or navigate inconsistencies and conflicts in the manner in which climate policy is implemented in the regions where the Group operates, including as a result of the adoption of rules and regulations taking a different or opposing position on sustainability matters, or other forms of governmental and regulatory action against sustainability policies;
environmental, social and geopolitical risks and incidents and similar events beyond the Group’s control; financial crime; the impact of competition in the banking and financial services industry; capital, liquidity, leverage and other regulatory rules and requirements applicable to past, current and future periods; UK, US, Eurozone and global macroeconomic and business conditions, including inflation; volatility in credit and capital markets;
market related risks such as changes in interest rates and foreign exchange rates; reforms to benchmark interest rates and indices; higher or lower asset valuations; changes in credit ratings of any entity within the Group or any securities issued by it; changes in counterparty risk; changes in consumer behaviour; changes in trade policy, including the imposition of tariffs or other protectionist measures; the direct and indirect consequences of the conflicts in the Middle East and Ukraine on European and global macroeconomic conditions, political stability and financial markets; changes in
US legislation and policy; developments in the UK’s relationship with the European Union; the risk of cyberattacks, information or security breaches, technology failures or operational disruptions and any subsequent impact on the Group’s reputation, business or operations; the use of new technology, including artificial intelligence; the Group’s ability to access funding; and the success of acquisitions, disposals, joint ventures and other strategic transactions. A number of these factors are beyond the Group’s control. As a result, the Group’s actual financial position, results, financial and non-financial metrics or performance measures or its ability to meet commitments and targets may differ materially from the statements or guidance set forth in the Group’s forward-looking statements. In setting its targets and outlook for the period 2026-2028, Barclays has made certain assumptions about the macroeconomic environment, including, without limitation, inflation, interest and unemployment rates, the different markets and competitive conditions in which Barclays operates, and its ability to grow certain businesses and achieve costs savings and other structural actions. Additional risks and factors which may impact the Group’s future financial condition and performance are identified in Barclays PLC’s filings with the US Securities and Exchange Commission (“SEC”) (including, without limitation, Barclays PLC’s Annual Report on Form 20-F for the financial year ended 31 December 2025), which are available on the SEC’s website at www.sec.gov.
Subject to Barclays PLC's obligations under the applicable laws and regulations of any relevant jurisdiction (including, without limitation, the UK and the US) in relation to disclosure and ongoing information, we undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Barclays PLC	5

Performance Highlights
Barclays delivered a return on equity (RoE) of 12.9% and a return on tangible equity (RoTE) of
14.8% in H126, announced £2.3bn total capital distributions, and is on track to deliver its 2026 and 2028 targets
•H126 Group RoE of 12.9% (H125: 11.4%) and H126 Group RoTE of 14.8% (H125: 13.2%), and Q226 Group RoE of
14.0% (Q225: 10.7%) and Q226 Group RoTE of 16.1% (Q225: 12.3%)
–All divisions delivered double digit RoE and RoTE for H126 and Q226
•H126 EPS of 30.7p (H125: 24.7p) and Q226 EPS of 16.7p (Q225: 11.7p)
•2026 Group income target increased to c.£31.5bn (from c.£31bn)
–2026 Group net interest income (NII) excluding Barclays Investment Bank and Head Office increased to greater than
£13.7bn3 (from greater than £13.5bn)
•Strong CET1 ratio of 14.3% and announced intention to initiate a share buyback of up to £1.0bn for Q226, and a dividend of 5.9p per share for H126 (H125: 3.0p)
•5% growth in UK lending balances year-on-year in H126
–Delivered £25bn of c.£30bn planned UK risk weighted assets (RWAs) growth since 20241 (£3bn in Q226), of which
£18bn was organic growth
Key financial metrics:

	Income	Profit before tax	Attribut able profit	Cost: income ratio	LLR	RoE	RoTE	EPS	NAV per share	TNAV per share	CET1 ratio	Total capital return[2]
Q226	£8.3bn	£3.3bn	£2.3bn	54%	51bps	14.0%	16.1%	16.7p	489p	423p	14.3%	£2.3bn
H126	£16.5bn	£6.1bn	£4.2bn	55%	62bps	12.9%	14.8%	30.7p
Q226 Performance highlights:
•Group RoE was 14.0% (Q225: 10.7%) and Group RoTE was 16.1% (Q225: 12.3%) with profit before tax of £3.3bn
(Q225: £2.5bn)
•Group income of £8.3bn increased 16% year-on-year. Group NII was £3.9bn, up 11.9% year-on-year, and Group NII excluding IB and Head Office was £3.4bn, up 10% year-on-year
–Barclays UK income increased 7%, as higher structural hedge income was partially offset by retail deposit dynamics and mortgage margin compression
–Barclays UK Corporate Bank (UKCB) income increased 8%, reflecting higher average deposit and lending balances, and higher structural hedge income
–Barclays Private Bank and Wealth Management (PBWM) income increased 5%, reflecting growth in client balances, partially offset by the impact of deposit mix
–Barclays Investment Bank (IB) income increased 20%, driven by Global Markets and Investment Banking fees
–Barclays US Consumer Bank (USCB) income increased 38%, driven by portfolio changes including a c.£225m gain from the sale of the American Airlines co-branded credit cards portfolio (AA portfolio) and the impact of the Best Egg
Inc. (Best Egg) acquisition
•Group total operating expenses were £4.5bn, up 7% year-on-year
–Group operating costs increased to £4.5bn (Q225: £4.1bn), reflecting business growth (including higher performance costs), inflation and further investment spend (including the Best Egg acquisition), partially offset by c.£200m of cost efficiency savings
•Credit impairment charges were £0.6bn (Q225: £0.5bn) with an LLR of 51bps (Q225: 44bps)
1Represents RWAs from business growth in Barclays UK, UK Corporate Bank and Private Bank and Wealth Management since January 2024, excluding the effects of securitisations, model updates and other methodological changes. Also excludes additional Operational Risk RWAs related to organic growth.
2H126 total capital return: includes the £500m buyback announced at Q126 Results in addition to the £1.0bn buyback and c.£0.8bn dividend announced at H126 Results.
3Management does not assess forward-looking “Group NII” (target) as a performance indicator of the business, and therefore a reconciliation of the forward-looking non-IFRS measure “Group NII excluding IB and Head Office” (target) to an equivalent IFRS measure is not available without unreasonable efforts.

Barclays PLC	6

Performance Highlights
H126 Performance highlights:
•Group RoE was 12.9% (H125: 11.4%) and RoTE was 14.8% (H125: 13.2%) with profit before tax of £6.1bn (H125:
£5.2bn)
•Group income of £16.5bn increased 11% year-on-year. Group NII was £7.7bn, up 9% year-on-year and Group NII excluding IB and Head Office was £6.8bn, up 11% year-on-year
•Group total operating expenses were £9.1bn, up 6% year-on-year
–Group operating costs increased 6% to £8.9bn, reflecting business growth (including higher performance costs), inflation, and further investment spend (including the Best Egg acquisition), partially offset by c.£350m of cost efficiency savings and FX movements
–Litigation and conduct charges of £0.1bn primarily reflected an increase in the provision for the UK Financial Conduct
Authority (FCA) motor finance redress scheme in Q126
•Credit impairment charges were £1.4bn (H125: £1.1bn) with an LLR of 62bps (H125: 52bps), including a £0.2bn single name charge in the IB in Q126
•Strong balance sheet with CET1 ratio of 14.3% (December 2025: 14.3%), with RWAs of £364.8bn (December 2025:
£356.8bn)
–Taking into account the impact of the £1.0bn share buyback announced today, the CET1 ratio as of 30 June 2026 would be reduced to 14.0%, at the top end of the 13-14% range
•Net asset value (NAV) per share of 489p (December 2025: 469p) and tangible net asset value (TNAV) per share of 423p
(December 2025: 409p)

Barclays PLC	7

Performance Highlights
Group financial targets1:
2026 targets
•Returns: Group RoTE of greater than 12%4
•Capital returns2: plan to return at least £10bn of capital to shareholders between 2024 and 2026, through dividends and share buybacks, with a continued preference for buybacks
–Progressive increase in total capital returns versus 2025
–Share buybacks announced quarterly
–Dividends to be paid semi-annually, including planned £2bn dividend for 2026
•Income: Group total income of c.£31.5bn
–Group NII excluding IB and Head Office greater than £13.7bn and Barclays UK NII around the middle of the £8.1bn -
£8.3bn5 guided range
•Costs: Group cost: income ratio of high 50s in percentage terms
•Impairment: expect Group LLR to be around the top of the 50-60bps through the cycle range
•Capital: CET1 ratio target range of 13-14%
–IB RWAs mid 50s% of Group RWAs
–Impact of regulatory change on RWAs in line with our prior guidance of c.£19-26bn
–c.£8-15bn RWAs from Basel 3.1, with implementation expected from 1 January 20273
–c.£11bn RWAs from USCB moving to an Internal Ratings Based (IRB) model, subject to portfolio changes and regulatory approval, expected in H2 2027
–Expect Pillar 2A capital to reduce upon implementation of Basel 3.1 and USCB IRB
2028 targets
•Returns: Group RoTE of greater than 14%4
•Capital returns2: plan to return greater than £15bn of capital to shareholders between 2026 and 2028, through dividends and share buybacks. This provides capacity for additional investment and growth, exceeding the level of investment in the current plan
•Income: greater than 5% compound annual growth rate (CAGR) 2025-2028
•Costs: Group cost: income ratio of low 50s in percentage terms. Cost target includes total gross efficiency savings of greater than £2bn in 2026-2028
•Impairment: expect Group LLR of 50-60bps through the cycle
•Capital: CET1 ratio target range of 13-14%
–IB RWAs of c.50% of Group RWAs
1Our targets and guidance are based on management's current expectations as to the macroeconomic environment and the business and may be subject to change.
2This multi-year plan is subject to supervisory and Board approvals, anticipated financial performance and our published CET1 ratio target range of
13-14%.
3Fundamental review of the trading book (FRTB) impact mostly expected in 2027.
4Management does not assess forward-looking “return on equity” (target RoE) as a performance indicator of the business, and therefore a reconciliation of the forward-looking non-IFRS measures “return on tangible equity” (target RoTE) to equivalent IFRS measures is not available without unreasonable efforts.
5Management does not assess forward-looking “Group NII” (target) as a performance indicator of the business, and therefore a reconciliation of the forward-looking non-IFRS measure “Group NII excluding IB and Head Office” (target) to an equivalent IFRS measure is not available without unreasonable efforts.

Barclays PLC	8

Performance Highlights

Barclays Group results	Half year ended			Three months ended
	30.06.26	30.06.25		30.06.26	30.06.25
	£m	£m	% Change	£m	£m	% Change
Barclays UK	4,517	4,193	8	2,259	2,119	7
Barclays UK Corporate Bank	1,088	1,003	8	558	519	8
Barclays Private Bank and Wealth Management	713	697	2	366	348	5
Barclays Investment Bank	7,986	7,180	11	3,958	3,307	20
Barclays US Consumer Bank	2,119	1,687	26	1,136	823	38
Head Office	78	136	(43)	61	71	(14)
Total income	16,501	14,896	11	8,338	7,187	16
Operating costs	(8,873)	(8,407)	(6)	(4,514)	(4,149)	(9)
UK regulatory levies	(84)	(96)	13	—	—	#DIV/0!
Litigation and conduct	(108)	(87)	(24)	(4)	(76)	95
Total operating expenses	(9,065)	(8,590)	(6)	(4,518)	(4,225)	(7)
Other net income/(expense)	24	9		3	(9)
Profit before impairment	7,460	6,315	18	3,823	2,953	29
Credit impairment charges	(1,394)	(1,112)	(25)	(571)	(469)	(22)
Profit before tax	6,066	5,203	17	3,252	2,484	31
Tax charge	(1,369)	(1,173)	(17)	(731)	(552)	(32)
Profit after tax	4,697	4,030	17	2,521	1,932	30
Non-controlling interests	(19)	(23)	17	(19)	(21)	10
Other equity instrument holders	(487)	(484)	(1)	(243)	(252)	4
Attributable profit	4,191	3,523	19	2,259	1,659	36

Performance measures
Return on average shareholders' equity	12.9%	11.4%		14.0%	10.7%
Return on average tangible shareholders' equity	14.8%	13.2%		16.1%	12.3%
Average shareholders' equity (£bn)	65.1	61.8		64.8	62.1
Average tangible shareholders' equity (£bn)	56.7	53.5		56.1	53.9
Cost: income ratio	55%	58%		54%	59%
Loan loss rate (bps)	62	52		51	44
Basic earnings per ordinary share	30.7p	24.7p	24	16.7p	11.7p	43
Dividend per ordinary share	5.9p	3.0p	97
Share buybacks announced (£m)	1,500	1,000	50	1,000	1,000	—
Total payout equivalent per share	c.16.9p	c.10.1p	69
Basic weighted average number of shares (m)	13,645	14,262	(4)	13,565	14,211	(5)
Period end number of shares (m)	13,507	14,180	(5)

	As at 30.06.26	As at 31.12.25	As at 30.06.25
Balance sheet and capital management[1]	£bn	£bn	£bn
Loans and advances at amortised cost	444.8	430.0	417.8
Loans and advances at amortised cost impairment coverage ratio	1.2%	1.2%	1.2%
Total assets	1,730.4	1,544.2	1,598.7
Deposits at amortised cost	594.4	585.6	564.5
Net asset value per share	489p	469p	442p
Tangible net asset value per share	423p	409p	384p
Common equity tier 1 ratio	14.3%	14.3%	14.0%
Common equity tier 1 capital	52.2	51.1	49.5
Risk weighted assets	364.8	356.8	353.0
UK leverage ratio	4.9%	5.1%	5.0%
UK leverage exposure	1,345.6	1,247.3	1,259.8

Funding and liquidity
Group liquidity pool (£bn)	346.7	337.8	333.7
Liquidity coverage ratio[2]	157.7%	170.0%	177.7%
Net stable funding ratio[3]	135.8%	135.2%	135.6%
Loan: deposit ratio	75%	73%	74%
1Refer to pages 57 to 61 for further information on how capital, RWAs and leverage are calculated.
2Represents average of the last 12 spot month end ratios.
3Represents average of the last four spot quarter end positions.

Barclays PLC	9

Group Finance Director's Review
H126 Group performance
•Barclays delivered a profit before tax of £6,066m (H125: £5,203m), RoE of 12.9% (H125: 11.4%), RoTE of 14.8%
(H125: 13.2%) and EPS of 30.7p (H125: 24.7p)
•The Group has a diverse income profile across businesses and geographies. The 4% year-on-year appreciation of average GBP against USD negatively impacted income and profits, and positively impacted credit impairment charges and total operating expenses
•Group income increased 11% to £16,501m, due to higher income in Global Markets and Investment Banking fees, higher structural hedge income and the c.£225m gain from the sale of the AA portfolio
•Group total operating expenses increased to £9,065m (H125: £8,590m)
–Group operating costs increased 6% to £8,873m, reflecting business growth (including higher performance costs), inflation, and further investment spend (including the Best Egg acquisition), partially offset by c.£350m of cost efficiency savings and FX movements
–Litigation and conduct charges of £108m primarily reflected a £105m increase in the provision for the FCA motor finance redress scheme in Q126
•Credit impairment charges increased to £1,394m (H125: £1,112m), primarily driven by a single name charge of £228m in IB in Q126. Total coverage ratio remained stable at 1.2% (December 2025: 1.2%)
•The effective tax rate (ETR) was 22.6% (H125: 22.5%)
•Attributable profit was £4,191m (H125: £3,523m)
•Total assets increased to £1,730.4bn (December 2025: £1,544.2bn) driven by higher trading activity in IB, growth in the liquidity pool and higher lending across the Group
•NAV per share increased to 489p (December 2025: 469p) and TNAV per share increased to 423p (December 2025:
409p) as EPS of 30.7p was partially offset by a 6p negative movement in the cash flow hedging reserve, a 6p reduction from FY25 dividends paid in Q126, and a 6p reduction from share awards vesting in Q126
Group capital and leverage
•The CET1 ratio remained stable at 14.3% (December 2025: 14.3%). Taking into account the impact of the £1.0bn share buyback announced today, the CET1 ratio as of 30 June 2026 would be reduced to 14.0% (at the top end of the 13-14%
target range)
•Q226 USCB sale of the AA portfolio and acquisition of Best Egg resulted in a marginal increase in the CET1 ratio with a net release of £3.2bn RWAs partially offset by a £0.2bn decrease in CET1 capital, reflecting the c.£225m gain on sale of the AA portfolio offset by £0.5bn of goodwill and intangibles from the Best Egg acquisition. Excluding the impacts of these changes, other movements were:
–108bps increase from attributable profit
–68bps decrease driven by shareholder distributions including the now completed £1.5bn total share buybacks announced with FY25 and Q126 results, and the accrual for the total 2026 dividend
–40bps decrease due to a £9.8bn increase in RWAs, excluding the impact of foreign exchange movements, primarily driven by lending growth in UK businesses and higher activity in Global Markets
–A £0.2bn increase in CET1 capital due to an increase in the currency translation reserve was offset by a £1.3bn increase in RWAs as a result of foreign exchange movements
•The UK leverage ratio decreased to 4.9% (December 2025: 5.1%) as leverage exposure increased by £98.3bn to
£1,345.6bn (December 2025: £1,247.3bn). The increase in leverage exposure was primarily driven by higher trading activity in IB
Group funding and liquidity
•The liquidity metrics remain above regulatory requirements, underpinned by well-diversified sources of funding, a stable global deposit franchise and a highly liquid balance sheet
•The liquidity pool was £346.7bn, an increase of £8.9bn from December 2025. The increase in the liquidity pool was primarily driven by deposit growth across businesses and increased term wholesale funding.
•The average1 LCR was 157.7% (December 2025: 170.0%), equivalent to a surplus of £117.2bn (December 2025:
£131.2bn)
•Total deposits increased to £594.4bn (December 2025: £585.6bn), primarily driven by deposit growth in the
International Corporate Bank (ICB)
•The average2 Net Stable Funding Ratio (NSFR) was 135.8% (December 2025: 135.2%), which represents a £171.7bn surplus (December 2025: £166.3bn) above the 100% regulatory requirement
1Represents average of the last 12 spot month end ratios.
2Represents average of the last four spot quarter end ratios.

Barclays PLC	10

Group Finance Director's Review
Group funding and liquidity (continued)
•Wholesale funding outstanding, excluding repurchase agreements, was £236.0bn (December 2025: £220.1bn)
•The Group issued £9.9bn equivalent of minimum requirement for own funds and eligible liabilities (MREL) instruments from Barclays PLC (the Parent company), completing the targeted 2026 MREL issuance plan within H126. The Group has a strong MREL position with a ratio of 36.7%, which is in excess of the regulatory requirement of 30.5% excluding any applicable confidential institution specific Prudential Regulation Authority (PRA) buffer. The Group remains above its minimum capital regulatory requirements and applicable buffers
Other matters
•Motor finance commission arrangements: In March 2026, the FCA published its final rules for an industry-wide redress scheme for eligible motor finance customers where a commission was payable by the lender to the broker. Barclays increased its provision in Q126 by £105m to reflect the expected financial impact of the redress scheme. Barclays holds a
Motor Finance provision of £430m as at 30 June 2026. Barclays decided not to challenge the FCA’s final rules in the interests of enabling a swift resolution for customers. However, Barclays strongly disagrees with aspects of the rules which require financial redress even where customers suffered no demonstrable financial harm. On 2 July 2026, the
Upper Tribunal ordered a suspension of parts of the redress scheme following four legal challenges to the FCA’s final rules. The legal challenges are expected to be heard by the Upper Tribunal in Q426 or Q127. Such challenges will delay and may otherwise affect the implementation of the redress scheme. The legal and regulatory outcomes and the nature, extent and timing of any remediation action, therefore remain uncertain
•USCB changes in Q226:
–American Airlines co-branded credit card portfolio exit: On 24 April 2026 Barclays exited its American Airlines co-
branded credit card partnership, releasing £3.6bn of RWAs and generating a gain on sale of c.£225m
–Best Egg acquisition: On 1 May 2026, Barclays completed the acquisition of Best Egg for c.£0.6bn subject to customary post-completion purchase price adjustments. Best Egg is a leading US direct-to-consumer personal loan origination platform focused on prime borrowers. Barclays has acquired c.£0.3bn of financial assets and c.£0.2bn of financial liabilities
–The effect of both transactions is a marginal increase to the Group's CET1 ratio in Q226, with a net release of RWAs of £3.2bn and the c.£225m gain on sale from the AA portfolio exit, partially offset by a c.£0.5bn increase in goodwill and intangibles from the Best Egg acquisition
•GoHenry acquisition: On 12 June 2026, Barclays announced that Barclays Bank UK PLC had entered into an agreement to acquire GoHenry, a money management platform for children and young people in the UK. Completion of the transaction is expected to occur in Q426, subject to regulatory approvals and other conditions. The transaction is expected to marginally reduce the Group’s CET1 ratio
•One Churchill Place: On 30 June 2026 Barclays announced it had acquired a 999-year leasehold interest in its global headquarters at One Churchill Place, London. The transaction secures Barclays’ control in its global headquarters beyond the current lease term, due to expire in 2039, while providing greater certainty over long-term occupancy costs. The transaction values the acquired leasehold interest at £750m and is broadly neutral to the Group’s CET1 ratio and earnings
Anna Cross, Group Finance Director

Barclays PLC	11

Results by Business

Barclays UK	Half year ended			Three months ended
	30.06.26	30.06.25		30.06.26	30.06.25
Income statement information	£m	£m	% Change	£m	£m	% Change
Net interest income	3,986	3,677	8	2,000	1,855	8
Net fee, commission and other income	531	516	3	259	264	(2)
Total income	4,517	4,193	8	2,259	2,119	7
Operating costs	(2,368)	(2,283)	(4)	(1,194)	(1,168)	(2)
UK regulatory levies	(44)	(43)	(2)	—	—	#DIV/0!
Litigation and conduct	—	(29)		(1)	(27)	96
Total operating expenses	(2,412)	(2,355)	(2)	(1,195)	(1,195)	—
Other net income	—	—	—	—	—	—
Profit before impairment	2,105	1,838	15	1,064	924	15
Credit impairment charges	(338)	(237)	(43)	(160)	(79)
Profit before tax	1,767	1,601	10	904	845	7
Attributable profit	1,214	1,090	11	623	580	7

Performance measures
Return on average allocated equity	15.1%	13.9%		15.4%	14.8%
Return on average allocated tangible equity	20.1%	18.6%		20.4%	19.7%
Average allocated equity (£bn)	16.1	15.7		16.2	15.8
Average allocated tangible equity (£bn)	12.1	11.7		12.2	11.8
Cost: income ratio	53%	56%		53%	56%
Loan loss rate (bps)	28	21		27	14
Net interest margin	3.70%	3.55%		3.68%	3.55%

Key facts	As at 30.06.26	As at 30.06.25
UK mortgage balances (£bn)	176.7	166.8
Mortgage gross lending flow (£bn)	17.7	15.4
Average LTV of mortgage portfolio[1]	57%	54%
Average LTV of new mortgage lending[1]	70%	70%
Number of branches	206	207
Digitally active customers (m)[2]	14.1	13.7
30 day arrears rate - total UK cards	0.9%	0.7%
90 day arrears rate - total UK cards	0.3%	0.2%

	As at 30.06.26	As at 31.12.25	As at 30.06.25
Balance sheet information	£bn	£bn	£bn
Loans and advances to customers at amortised cost	220.8	216.5	211.2
Total assets	304.9	299.6	299.7
Customer deposits at amortised cost	245.6	244.6	241.3
Loan: deposit ratio	97%	94%	94%
Risk weighted assets	89.0	85.8	86.1
1Average loan to value (LTV) of mortgages is balance weighted and reflects both residential and buy-to-let (BTL) mortgage portfolios within the
Home Loans portfolio.
2Excludes Tesco Bank

Barclays PLC	12

Results by Business

Analysis of Barclays UK	Half year ended			Three months ended
	30.06.26	30.06.25		30.06.26	30.06.25
Analysis of total income	£m	£m	% Change	£m	£m	% Change
Retail Banking	3,436	3,172	8	1,711	1,599	7
Business Banking	1,081	1,021	6	548	520	5
Total income	4,517	4,193	8	2,259	2,119	7

Analysis of credit impairment (charges)/releases
Retail Banking	(344)	(204)	(69)	(165)	(59)
Business Banking	6	(33)		5	(20)
Total credit impairment charges	(338)	(237)	(43)	(160)	(79)

	As at 30.06.26	As at 31.12.25	As at 30.06.25
Analysis of loans and advances to customers at amortised cost	£bn	£bn	£bn
Retail Banking	203.1	198.6	192.4
Business Banking	17.7	17.9	18.8
Total loans and advances to customers at amortised cost	220.8	216.5	211.2

Analysis of customer deposits at amortised cost
Retail Banking	194.5	192.7	189.3
Business Banking	51.1	51.9	52.0
Total customer deposits at amortised cost	245.6	244.6	241.3
Barclays UK delivered a RoE of 15.1% (H125: 13.9%) and a RoTE of 20.1% (H125:18.6%) supported by robust income, disciplined cost management and underpinned by strong asset quality.
Income statement - H126 compared to H125
•Profit before tax increased 10% to £1,767m
•Total income increased 8% to £4,517m. NII increased 8% to £3,986m, as higher structural hedge income was partially offset by retail deposit dynamics and mortgage margin compression. Net fee, commission and other income increased
3% to £531m
•Total operating expenses increased 2% to £2,412m, driven by higher investments and inflation. Ongoing efficiency savings continue to be reinvested, to drive sustainable improvement to the cost: income ratio
•Credit impairment charges were £338m (H125: £237m), reflecting stable underlying credit performance. Total charges are higher than those in H125, which benefitted from a recalibration adjustment in the Retail credit cards portfolio to reflect resilient customer behaviour. Retail credit cards 30 and 90 day arrears rates were 0.9% (H125: 0.7%) and 0.3%
(H125: 0.2%) respectively. The Retail credit cards total coverage ratio increased to 4.5% (December 2025: 4.3%)
Balance sheet - 30 June 2026 compared to 31 December 2025
•Loans and advances to customers at amortised cost increased £4.3bn to £220.8bn, primarily driven by growth in mortgages, partially offset by the impact of securitisations
•Customer deposits at amortised cost increased by £1.0bn to £245.6bn, driven by an increase in Retail Banking deposits. The loan: deposit ratio remained broadly stable at 97% (December 2025: 94%)
•RWAs increased to £89.0bn (December 2025: £85.8bn), primarily due to growth in mortgages, partially offset by the securitisation of credit risk assets

Barclays PLC	13

Results by Business

Barclays UK Corporate Bank	Half year ended			Three months ended
	30.06.26	30.06.25		30.06.26	30.06.25
Income statement information	£m	£m	% Change	£m	£m	% Change
Net interest income	807	701	15	413	359	15
Net fee, commission and other income	281	302	(7)	145	160	(9)
Total income	1,088	1,003	8	558	519	8
Operating costs	(488)	(474)	(3)	(249)	(240)	(4)
UK regulatory levies	(15)	(24)	38	—	—	#DIV/0!
Litigation and conduct	—	(39)		—	(39)
Total operating expenses	(503)	(537)	6	(249)	(279)	11
Other net income	—	—	—	—	—	—
Profit before impairment	585	466	26	309	240	29
Credit impairment charges	(19)	(31)	39	(16)	(12)	(33)
Profit before tax	566	435	30	293	228	29
Attributable profit	388	284	37	201	142	42

Performance measures
Return on average allocated equity	20.6%	16.8%		21.3%	16.6%
Return on average allocated tangible equity	20.6%	16.8%		21.3%	16.6%
Average allocated equity (£bn)	3.8	3.4		3.8	3.4
Average allocated tangible equity (£bn)	3.8	3.4		3.8	3.4
Cost: income ratio	46%	54%		45%	54%
Loan loss rate (bps)	12	22		20	17

	As at 30.06.26	As at 31.12.25	As at 30.06.25
Balance sheet information	£bn	£bn	£bn
Loans and advances to customers at amortised cost	31.3	30.0	27.9
Deposits at amortised cost	89.1	88.7	85.3
Risk weighted assets	26.6	26.5	25.3

	Half year ended			Three months ended
	30.06.26	30.06.25		30.06.26	30.06.25
Analysis of total income	£m	£m	% Change	£m	£m	% Change
Corporate lending	185	170	9	96	90	7
Transaction banking	903	833	8	462	429	8
Total income	1,088	1,003	8	558	519	8
UKCB delivered a RoE of 20.6% (H125: 16.8%) and a RoTE of 20.6% (H125: 16.8%), reflecting increased income from higher average deposit and lending balances, and positive operating jaws.
Income statement - H126 compared to H125
•Profit before tax increased 30% to £566m
•Total income increased 8% to £1,088m, NII increased 15% to £807m, driven by higher average deposit and lending balances, and structural hedge income benefit. Net fee, commission and other income decreased 7% to £281m driven by lower liquidity pool income
•Total operating expenses decreased 6% to £503m, reflecting the non-repeat of prior year litigation and conduct charges. Operating costs increased 3% to £488m, reflecting higher investment spend to support business growth strategy, with ongoing efficiency savings offsetting inflationary headwinds
•Credit impairment charges were £19m (H125: £31m), reflecting stable underlying credit performance and limited single name charges
Balance sheet - 30 June 2026 compared to 31 December 2025
•Loans and advances to customers at amortised cost increased to £31.3bn (December 2025: £30.0bn), reflecting the strategic focus to grow lending
•Deposits at amortised cost increased to £89.1bn (December 2025: £88.7bn), driven by an inflow of balances from new and existing clients
•RWAs were stable at £26.6bn (December 2025: £26.5bn)

Barclays PLC	14

Results by Business

Barclays Private Bank and Wealth Management	Half year ended			Three months ended
	30.06.26	30.06.25		30.06.26	30.06.25
Income statement information	£m	£m	% Change	£m	£m	% Change
Net interest income	420	407	3	216	203	6
Net fee, commission and other income	293	290	1	150	145	3
Total income	713	697	2	366	348	5
Operating costs	(521)	(472)	(10)	(267)	(238)	(12)
UK regulatory levies	(3)	(2)	(50)	—	—
Litigation and conduct	—	—		—	—
Total operating expenses	(524)	(474)	(11)	(267)	(238)	(12)
Other net income	—	—	—	—	—	—
Profit before impairment	189	223	(15)	99	110	(10)
Credit impairment (charges)/ releases	(3)	11		(5)	2
Profit before tax	186	234	(21)	94	112	(16)
Attributable profit	148	184	(20)	75	88	(15)

Performance measures
Return on average allocated equity	24.1%	30.6%		24.8%	29.3%
Return on average allocated tangible equity	26.1%	33.2%		26.9%	31.9%
Average allocated equity (£bn)	1.2	1.2		1.2	1.2
Average allocated tangible equity (£bn)	1.1	1.1		1.1	1.1
Cost: income ratio	73%	68%		73%	68%
Loan loss rate (bps)	4	(15)		13	(5)

Key facts	£bn	£bn		£bn	£bn
Net new assets under management[1]	1.8	1.9		0.3	0.9

	As at 30.06.26	As at 31.12.25	As at 30.06.25
Balance sheet information	£bn	£bn	£bn
Loans and advances to customers at amortised cost	14.8	14.7	14.5
Deposits at amortised cost	72.7	72.0	66.7
Risk weighted assets	8.0	8.0	7.9

Invested assets[2]	142.5	140.6	131.9
Of which:
Assets under management[1]	55.8	52.9	48.5
Assets under supervision[1]	86.7	87.7	83.4
Client assets and liabilities[3]	230.2	227.6	213.4
PBWM delivered a RoE of 24.1% (H125: 30.6%) and a RoTE of 26.1% (H125: 33.2%), reflecting higher costs from accelerated investment to support future growth and efficiency strategy, and a higher impairment charge.
Income statement - H126 compared to H125
•Profit before tax decreased 21% to £186m
•Total income increased 2% to £713m, driven by growth in client balances, partially offset by the impact of deposit mix
•Total operating expenses increased 11% to £524m, reflecting ongoing investment to support business growth strategy and inflationary headwinds, partially offset by efficiency savings
Balance sheet - 30 June 2026 compared to 31 December 2025
•Client assets and liabilities increased £2.6bn to £230.2bn, driven by higher invested assets due to market movements and net new inflow of deposit balances
•RWAs were stable at £8.0bn (December 2025: £8.0bn)
1Refer to pages 97 and 110 for further information on net new assets under management, assets under management and assets under supervision.
2Invested assets (held off-balance sheet) represent assets under management and supervision. Uninvested cash held under an investment mandate and reported within deposits is excluded from invested assets.
3Client assets and liabilities refers to deposits, lending and invested assets.

Barclays PLC	15

Results by Business

Barclays Investment Bank	Half year ended			Three months ended
	30.06.26	30.06.25		30.06.26	30.06.25
Income statement information	£m	£m	% Change	£m	£m	% Change
Net interest income	794	631	26	411	334	23
Net trading income	4,629	4,322	7	2,271	1,906	19
Net fee, commission and other income	2,563	2,227	15	1,276	1,067	20
Total income	7,986	7,180	11	3,958	3,307	20
Operating costs	(4,306)	(3,993)	(8)	(2,199)	(1,932)	(14)
UK regulatory levies	(22)	(27)	19	—	—	#DIV/0!
Litigation and conduct	2	(11)		—	(8)
Total operating expenses	(4,326)	(4,031)	(7)	(2,199)	(1,940)	(13)
Other net income	—	—	—	—	—	—
Profit before impairment	3,660	3,149	16	1,759	1,367	29
Credit impairment charges	(323)	(139)		(44)	(67)	34
Profit before tax	3,337	3,010	11	1,715	1,300	32
Attributable profit	2,315	2,075	12	1,204	876	37

Performance measures
Return on average allocated equity	15.5%	14.2%		16.0%	12.2%
Return on average allocated tangible equity	15.5%	14.2%		16.0%	12.2%
Average allocated equity (£bn)	29.9	29.2		30.0	28.7
Average allocated tangible equity (£bn)	29.9	29.2		30.0	28.7
Income over average risk weighted assets	7.9%	7.2%		7.7%	6.7%
Cost: income ratio	54%	56%		56%	59%
Loan loss rate (bps)	47	22		13	21

	As at 30.06.26	As at 31.12.25	As at 30.06.25
Balance sheet information	£bn	£bn	£bn
Loans and advances to customers at amortised cost	70.8	70.0	66.8
Loans and advances to banks at amortised cost	11.0	7.4	7.1
Debt securities at amortised cost	54.5	52.9	52.4
Loans and advances at amortised cost	136.3	130.3	126.3
Trading portfolio assets	208.2	189.5	186.1
Financial assets at fair value through the income statement	209.9	183.6	215.2
Derivative financial instrument assets	302.6	251.5	279.0
Cash collateral and settlement balances	182.5	121.6	145.0

Deposits at amortised cost	162.3	156.1	148.7
Derivative financial instrument liabilities	291.6	240.6	265.1

Risk weighted assets	204.1	196.7	196.4

	Half year ended			Three months ended
	30.06.26	30.06.25		30.06.26	30.06.25
Analysis of total income	£m	£m	% Change	£m	£m	% Change
FICC	3,187	3,149	1	1,471	1,450	1
Equities	2,377	1,833	30	1,261	870	45
Global Markets	5,564	4,982	12	2,732	2,320	18
Advisory	443	266	67	188	123	53
Equity capital markets	249	151	65	157	81	94
Debt capital markets	809	795	2	402	364	10
Banking fees and underwriting	1,501	1,212	24	747	568	32
Corporate lending	53	152	(65)	37	(4)
Transaction banking	868	834	4	442	423	4
International Corporate Bank	921	986	(7)	479	419	14
Investment Banking	2,422	2,198	10	1,226	987	24
Total income	7,986	7,180	11	3,958	3,307	20

Barclays PLC	16

Results by Business
IB delivered a RoE of 15.5% (H125: 14.2%) and a RoTE of 15.5% (H125: 14.2%), driven by higher Global Markets,
Investment Banking fees and underwriting income, whilst maintaining cost and capital discipline, driving positive operating jaws and improved RWA productivity.
Income statement - H126 compared to H125
•Profit before tax increased to £3,337m (H125: £3,010m)
•IB has a diverse income profile across businesses and geographies. The 4% appreciation of average GBP against USD adversely impacted income and profits, and positively impacted credit impairment charges and total operating expenses
•Total income increased 11% to £7,986m, including the adverse impact of strengthening average GBP against USD
–Global Markets income increased 12% to £5,564m, driven by increased income in Equities and Credit
–FICC income was stable at £3,187m (H125: £3,149m), despite strong prior year performance, as we continued to provide support to clients through a range of environments
–Equities income increased 30% to £2,377m, reflecting growth in Prime Financing balances, and Equity Derivatives
–Investment Banking income increased 10% to £2,422m
–Banking fees and underwriting income increased 24% to £1,501m, primarily driven by Advisory and Equity
Capital Markets, up 67% and 65% respectively. Debt Capital Markets were broadly stable
–ICB income decreased 7% to £921m. Transaction banking income increased 4% to £868m, as higher income from growth in deposit balances was partially offset by margin compression due to change in deposits product mix. Corporate lending income decreased to £53m, reflecting the non-repeat of fair value gains on leverage finance lending (c.£105m) in Q125, while underlying business performance was broadly stable
•Total operating expenses increased to £4,326m (H125: £4,031m), driven by higher performance costs partially offset by efficiency savings and the impact of strengthening average GBP against USD
•Credit impairment charges increased to £323m (H125: £139m), primarily driven by a single name charge of £228m in
Q126
Balance sheet - 30 June 2026 compared to 31 December 2025
•Loans and advances at amortised cost increased to £136.3bn (December 2025: £130.3bn), driven by increased lending in Investment Banking
•Trading portfolio assets increased to £208.2bn (December 2025: £189.5bn), driven by increased trading activity in debt securities to facilitate client demand in Global Markets
•Financial assets at fair value through the income statement increased to £209.9bn (December 2025: £183.6bn), driven by increased secured lending in Global Markets
•Derivative financial instrument assets increased to £302.6bn (December 2025: £251.5bn) and liabilities increased to
£291.6bn (December 2025: £240.6bn), reflecting an increase in client activity and mark-to-market in Equity and FX
Derivatives
•Deposits at amortised cost increased to £162.3bn (December 2025: £156.1bn), driven by growth in deposits primarily in the ICB
•RWAs increased to £204.1bn (December 2025: £196.7bn), mainly driven by higher activity in Global Markets as we continued to support clients through a range of environments

Barclays PLC	17

Results by Business

Barclays US Consumer Bank	Half year ended			Three months ended
	30.06.26	30.06.25		30.06.26	30.06.25
Income statement information	£m	£m	% Change	£m	£m	% Change
Net interest income	1,555	1,318	18	732	640	14
Net fee, commission and other income	564	369	53	404	183
Total income	2,119	1,687	26	1,136	823	38
Operating costs	(822)	(803)	(2)	(442)	(396)	(12)
UK regulatory levies	—	—	—	—	—	—
Litigation and conduct	(2)	(3)	33	(2)	—
Total operating expenses	(824)	(806)	(2)	(444)	(396)	(12)
Other net income	—	—	—	—	—	—
Profit before impairment	1,295	881	47	692	427	62
Credit impairment charges	(713)	(711)	—	(346)	(312)	(11)
Profit before tax	582	170		346	115
Attributable profit	429	128		253	87

Performance measures
Return on average allocated equity	20.5%	6.3%		24.7%	8.8%
Return on average allocated tangible equity[1]	24.2%	7.3%		30.2%	10.2%
Average allocated equity (£bn)	4.2	4.1		4.1	4.0
Average allocated tangible equity (£bn)	3.5	3.5		3.3	3.4
Cost: income ratio	39%	48%		39%	48%
Loan loss rate (bps)[2]	575	523		555	456
Net interest margin	12.96%	10.68%		13.20%	10.83%

Key facts
US cards 30 day arrears rate	2.9%	2.8%
US cards 90 days arrears rate	1.6%	1.6%
US cards customer FICO score distribution[3]
<660	14%	12%
>660	86%	88%
End net receivables (reported) ($bn)	29.7	32.9

	As at 30.06.26	As at 31.12.25	As at 30.06.25
Balance sheet information	£bn	£bn	£bn
Loans and advances to customers at amortised cost	21.7	21.1	18.2
Deposits at amortised cost	24.7	24.2	22.5
Risk weighted assets	24.3	27.4	24.7
1Return on average allocated tangible equity, excluding a c.£225m Q226 gain on sale (recorded in Net fee, commission and other income), from the AA portfolio exit, was 10.5% for Q226 and 14.9% for H126, as a result of an adjusted attributable profit of £87m and £263m, respectively.
2H125 and Q225 LLR includes held for sale portfolios to remain consistent with the treatment of impairment.
3Reflects FICO distribution based on ending net receivables for customer credit cards.
USCB delivered a RoE of 20.5% (H125: 6.3%) and a RoTE of 24.2% (H125: 7.3%), reflecting a c.£225m Q226 gain on sale from the AA portfolio exit, continued operational progress, with increased income from business growth, higher net interest margin and positive operating jaws. Excluding the gain on sale of c.£225m (resulting in an adjusted attributable profit of
£263m), the H126 RoTE was 14.9%.
Income statement - H126 compared to H125
•Profit before tax increased to £582m (H125: £170m)
•The 4% appreciation of average GBP against USD adversely impacted income and profits, and positively impacted credit impairment charges and total operating expenses
•Total income increased 26% to £2,119m, including the adverse impact of the strengthening of average GBP against
USD. NII increased 18% to £1,555m including business growth, repricing initiatives and change in portfolio mix. Net fee, commission and other income increased 53% to £564m driven by gain on sale from the AA portfolio and the Best Egg acquisition
•Total operating expenses increased 2% to £824m, driven by the acquisitions of Best Egg and the General Motors co-
branded cards portfolio (GM Portfolio), business growth, and inflationary headwinds, partially offset by lower partner related expenses, the strengthening of average GBP against USD, and ongoing efficiency savings

Barclays PLC	18

Results by Business
•Credit impairment charges were £713m (H125: £711m), reflecting broadly stable underlying credit performance and the £26m day 1 impact from the Best Egg acquisition. US cards 30 and 90 day arrears rates were 2.9% (H125: 2.8%) and
1.6% (H125: 1.6%) respectively. The USCB total coverage ratio was 11.1% (December 2025: 11.1%)
Balance sheet - 30 June 2026 compared to 31 December 2025
•Loans and advances to customers at amortised cost were broadly stable at £21.7bn (December 2025: £21.1bn)
•Deposits at amortised cost increased to £24.7bn (December 2025: £24.2bn), with growth in retail savings which is in line with USCB's strategy to grow core deposits
•RWAs decreased to £24.3bn (December 2025: £27.4bn), driven by a net £3.2bn reduction relating to the AA portfolio sale and Best Egg acquisition

Barclays PLC	19

Results by Business

Head Office	Half year ended			Three months ended
	30.06.26	30.06.25		30.06.26	30.06.25
Income statement information	£m	£m	% Change	£m	£m	% Change
Net interest income	96	288	(67)	149	114	31
Net fee, commission and other income	(18)	(152)	88	(88)	(43)
Total income	78	136	(43)	61	71	(14)
Operating costs	(368)	(382)	4	(163)	(175)	7
UK regulatory levies	—	—	#DIV/0!	—	—
Litigation and conduct	(108)	(5)		(1)	(2)	50
Total operating expenses	(476)	(387)	(23)	(164)	(177)	7
Other net income	24	9		3	(9)
Loss before impairment	(374)	(242)	(55)	(100)	(115)	13
Credit impairment releases/(charges)	2	(5)		—	(1)
Loss before tax	(372)	(247)	(51)	(100)	(116)	14
Attributable loss	(303)	(238)	(27)	(97)	(114)	15

Performance measures
Average allocated equity (£bn)	9.9	8.2		9.5	9.0
Average allocated tangible equity (£bn)	6.3	4.6		5.6	5.5

	As at 30.06.26	As at 31.12.25	As at 30.06.25
Balance sheet information	£bn	£bn	£bn
Risk weighted assets	12.7	12.3	12.6
Income statement - H126 compared to H125
•Loss before tax was £372m (H125: £247m)
•Total income decreased to £78m (H125: £136m), driven by the impact of the disposal of the German consumer finance business in Q125, and hedge accounting
•Total operating expenses increased to £476m (H125: £387m), reflecting the £105m increase in the provision for the
FCA motor finance redress scheme in Q126
Balance sheet - 30 June 2026 compared to 31 December 2025
•RWAs increased to £12.7bn (December 2025: £12.3bn) driven by the net impact of the acquisition of the long-term leasehold interest in One Churchill Place

Barclays PLC	20

Quarterly Results Summary

Barclays Group
	Q226	Q126	Q425	Q325	Q225	Q125	Q424	Q324
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	3,921	3,737	3,734	3,745	3,505	3,517	3,500	3,308
Net fee, commission and other income	4,417	4,426	3,343	3,422	3,682	4,192	3,464	3,239
Total income	8,338	8,163	7,077	7,167	7,187	7,709	6,964	6,547
Operating costs	(4,514)	(4,359)	(4,379)	(4,254)	(4,149)	(4,258)	(4,244)	(3,954)
UK regulatory levies	—	(84)	(229)	12	—	(96)	(227)	27
Litigation and conduct	(4)	(104)	(50)	(255)	(76)	(11)	(121)	(35)
Total operating expenses	(4,518)	(4,547)	(4,658)	(4,497)	(4,225)	(4,365)	(4,592)	(3,962)
Other net income/(expenses)	3	21	(25)	39	(9)	18	—	21
Profit before impairment	3,823	3,637	2,394	2,709	2,953	3,362	2,372	2,606
Credit impairment charges	(571)	(823)	(535)	(632)	(469)	(643)	(711)	(374)
Profit before tax	3,252	2,814	1,859	2,077	2,484	2,719	1,661	2,232
Tax charges	(731)	(638)	(388)	(365)	(552)	(621)	(448)	(412)
Profit after tax	2,521	2,176	1,471	1,712	1,932	2,098	1,213	1,820
Non-controlling interests	(19)	—	(18)	—	(21)	(2)	(20)	(3)
Other equity instrument holders	(243)	(244)	(258)	(255)	(252)	(232)	(228)	(253)
Attributable profit	2,259	1,932	1,195	1,457	1,659	1,864	965	1,564

Performance measures
Return on average shareholders' equity	14.0%	11.8%	7.4%	9.2%	10.7%	12.1%	6.5%	10.6%
Return on average tangible shareholders' equity	16.1%	13.5%	8.5%	10.6%	12.3%	14.0%	7.5%	12.3%
Average shareholders' equity (£bn)	64.8	65.5	64.8	63.3	62.1	61.4	59.7	59.1
Average tangible shareholders' equity (£bn)	56.1	57.2	56.5	55.1	53.9	53.1	51.5	51.0
Cost: income ratio	54%	56%	66%	63%	59%	57%	66%	61%
Loan loss rate (bps)	51	74	48	57	44	61	66	37
Basic earnings per ordinary share	16.7p	14.1	8.6p	10.4p	11.7p	13.0p	6.7p	10.7p
Basic weighted average number of shares (m)	13,565	13,727	13,883	14,045	14,211	14,314	14,432	14,648
Period end number of shares (m)	13,507	13,737	13,867	13,996	14,180	14,336	14,420	14,571

Balance sheet and capital management[1]	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	359.3	358.3	352.8	346.4	339.2	338.6	337.9	326.5
Loans and advances to banks at amortised cost	12.0	12.0	8.7	9.4	8.7	9.4	8.3	8.1
Debt securities at amortised cost	73.5	68.3	68.5	70.7	69.9	71.4	68.2	64.6
Loans and advances at amortised cost	444.8	438.6	430.0	426.5	417.8	419.4	414.5	399.2
Loans and advances at amortised cost impairment coverage ratio	1.2%	1.3%	1.2%	1.2%	1.2%	1.2%	1.2%	1.3%
Total assets	1,730.4	1,694.8	1,544.2	1,629.2	1,598.7	1,593.5	1,518.2	1,531.1
Deposits at amortised cost	594.4	587.6	585.6	575.3	564.5	574.3	560.7	542.8
Net asset value per share	489p	466p	469p	451p	442p	430p	414p	407p
Tangible net asset value per share	423p	405p	409p	392p	384p	372p	357p	351p
Common equity tier 1 ratio	14.3%	14.1%	14.3%	14.1%	14.0%	13.9%	13.6%	13.8%
Common equity tier 1 capital	52.2	51.2	51.1	50.3	49.5	48.8	48.6	47.0
Risk weighted assets	364.8	364.5	356.8	357.4	353.0	351.3	358.1	340.4
UK leverage ratio	4.9%	4.8%	5.1%	4.9%	5.0%	5.0%	5.0%	4.9%
UK leverage exposure	1,345.6	1,321.3	1,247.3	1,285.3	1,259.8	1,252.8	1,206.5	1,197.4

Funding and liquidity
Group liquidity pool (£bn)	346.7	326.1	337.8	332.9	333.7	336.3	296.9	311.7
Liquidity coverage ratio[2]	157.7%	165.4%	170.0%	174.6%	177.7%	175.3%	172.4%	170.1%
Net stable funding ratio	135.8%	135.4%	135.2%	135.3%	135.6%	136.2%	134.9%	135.6%
Loan: deposit ratio	75%	75%	73%	74%	74%	73%	74%	74%

1Refer to pages 57 to 61 for further information on how capital, RWAs and leverage are calculated.
2Represents average of the last 12 spot month end ratios. In June 2025, Barclays implemented a new methodology for calculating net stress outflows related to secured financing transactions in the liquidity coverage ratio (LCR).

Barclays PLC	21

Quarterly Results by Business

Barclays UK
	Q226	Q126	Q425	Q325	Q225	Q125	Q424[1]	Q324
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	2,000	1,986	2,015	1,961	1,855	1,822	1,815	1,666
Net fee, commission and other income	259	272	247	292	264	252	800	280
Total income	2,259	2,258	2,262	2,253	2,119	2,074	2,615	1,946
Operating costs	(1,194)	(1,174)	(1,274)	(1,189)	(1,168)	(1,115)	(1,170)	(1,017)
UK regulatory levies	—	(44)	(41)	(1)	—	(43)	(36)	12
Litigation and conduct	(1)	1	(14)	(8)	(27)	(2)	(9)	(1)
Total operating expenses	(1,195)	(1,217)	(1,329)	(1,198)	(1,195)	(1,160)	(1,215)	(1,006)
Other net income	—	—	—	—	—	—	—	—
Profit before impairment	1,064	1,041	933	1,055	924	914	1,400	940
Credit impairment charges	(160)	(178)	(74)	(102)	(79)	(158)	(283)	(16)
Profit before tax	904	863	859	953	845	756	1,117	924
Attributable profit	623	591	706	647	580	510	781	621

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	220.8	217.8	216.5	213.4	211.2	209.6	207.7	199.3
Customer deposits at amortised cost	245.6	243.9	244.6	241.5	241.3	243.1	244.2	236.3
Loan: deposit ratio	97%	95%	94%	95%	94%	93%	92%	92%
Risk weighted assets	89.0	87.5	85.8	86.7	86.1	85.0	84.5	77.5

Performance measures
Return on average allocated equity	15.4%	14.8%	17.8%	16.3%	14.8%	13.0%	20.7%	17.1%
Return on average allocated tangible equity	20.4%	19.7%	23.8%	21.8%	19.7%	17.4%	28.0%	23.4%
Average allocated equity (£bn)	16.2	15.9	15.9	15.9	15.8	15.7	15.1	14.5
Average allocated tangible equity (£bn)	12.2	12.0	11.9	11.9	11.8	11.7	11.2	10.6
Cost: income ratio	53%	54%	59%	53%	56%	56%	46%	52%
Loan loss rate (bps)	27	31	13	18	14	28	49	3
Net interest margin	3.68%	3.72%	3.72%	3.68%	3.55%	3.55%	3.53%	3.34%

1Q424 includes the day 1 impacts from the acquisition of Tesco Bank: total Income includes a £556m gain, and credit impairment charges includes a £209m charge.

Barclays PLC	22

Quarterly Results by Business

Analysis of Barclays UK	Q226	Q126	Q425	Q325	Q225	Q125	Q424[1]	Q324
Analysis of total income	£m	£m	£m	£m	£m	£m	£m	£m
Retail Banking	1,711	1,725	1,702	1,708	1,599	1,573	2,078	1,433
Business Banking	548	533	560	545	520	501	537	513
Total income	2,259	2,258	2,262	2,253	2,119	2,074	2,615	1,946

Analysis of credit impairment (charges)/releases
Retail Banking	(165)	(179)	(72)	(98)	(59)	(145)	(279)	(12)
Business Banking	5	1	(2)	(4)	(20)	(13)	(4)	(4)
Total credit impairment charges	(160)	(178)	(74)	(102)	(79)	(158)	(283)	(16)

Analysis of loans and advances to customers at amortised cost	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Retail Banking	203.1	200.1	198.6	195.2	192.4	190.4	188.0	178.7
Business Banking	17.7	17.7	17.9	18.2	18.8	19.2	19.7	20.6
Total loans and advances to customers at amortised cost	220.8	217.8	216.5	213.4	211.2	209.6	207.7	199.3

Analysis of customer deposits at amortised cost
Retail Banking	194.5	193.1	192.7	189.3	189.3	190.8	191.4	182.9
Business Banking	51.1	50.8	51.9	52.2	52.0	52.3	52.8	53.4
Total customer deposits at amortised cost	245.6	243.9	244.6	241.5	241.3	243.1	244.2	236.3
1Q424 includes the day 1 impacts from the acquisition of Tesco Bank: total Income includes a £556m gain, and credit impairment charges includes a £209m charge.

Barclays PLC	23

Quarterly Results by Business

Barclays UK Corporate Bank
	Q226	Q126	Q425	Q325	Q225	Q125	Q424	Q324
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	413	394	396	383	359	342	324	309
Net fee, commission and other income	145	136	143	139	160	142	134	136
Total income	558	530	539	522	519	484	458	445
Operating costs	(249)	(239)	(272)	(243)	(240)	(234)	(250)	(229)
UK regulatory levies	—	(15)	(14)	9	—	(24)	(14)	7
Litigation and conduct	—	—	—	—	(39)	—	(1)	—
Total operating expenses	(249)	(254)	(286)	(234)	(279)	(258)	(265)	(222)
Other net income	—	—	—	—	—	—	—	—
Profit before impairment	309	276	253	288	240	226	193	223
Credit impairment charges	(16)	(3)	(1)	(5)	(12)	(19)	(40)	(13)
Profit before tax	293	273	252	283	228	207	153	210
Attributable profit	201	187	168	196	142	142	98	144

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	31.3	30.8	30.0	29.0	27.9	26.7	25.4	24.8
Deposits at amortised cost	89.1	88.0	88.7	86.7	85.3	85.3	83.1	82.3
Risk weighted assets	26.6	27.3	26.5	25.2	25.3	24.2	23.9	22.1

Performance measures
Return on average allocated equity	21.3%	19.9%	19.1%	22.8%	16.6%	17.1%	12.3%	18.8%
Return on average allocated tangible equity	21.3%	19.9%	19.1%	22.8%	16.6%	17.1%	12.3%	18.8%
Average allocated equity (£bn)	3.8	3.8	3.5	3.4	3.4	3.3	3.2	3.1
Average allocated tangible equity (£bn)	3.8	3.8	3.5	3.4	3.4	3.3	3.2	3.1
Cost: income ratio	45%	48%	53%	45%	54%	53%	58%	50%
Loan loss rate (bps)	20	4	1	7	17	28	62	21

Analysis of total income	£m	£m	£m	£m	£m	£m	£m	£m
Corporate lending	96	89	97	90	90	80	71	67
Transaction banking	462	441	442	432	429	404	387	378
Total income	558	530	539	522	519	484	458	445

Barclays PLC	24

Quarterly Results by Business

Barclays Private Bank and Wealth Management
	Q226	Q126	Q425	Q325	Q225	Q125	Q424	Q324
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	216	204	202	190	203	204	216	189
Net fee, commission and other income	150	143	146	145	145	145	135	137
Total income	366	347	348	335	348	349	351	326
Operating costs	(267)	(254)	(279)	(243)	(238)	(234)	(255)	(222)
UK regulatory levies	—	(3)	(7)	(1)	—	(2)	(7)	1
Litigation and conduct	—	—	(10)	1	—	—	(1)	—
Total operating expenses	(267)	(257)	(296)	(243)	(238)	(236)	(263)	(221)
Other net income	—	—	—	—	—	—	—	—
Profit before impairment	99	90	52	92	110	113	88	105
Credit impairment releases/(charges)	(5)	2	(2)	(1)	2	9	(2)	(7)
Profit before tax	94	92	50	91	112	122	86	98
Attributable profit	75	73	35	72	88	96	63	74

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	14.8	14.7	14.7	14.9	14.5	14.5	14.5	14.0
Deposits at amortised cost	72.7	73.3	72.0	70.6	66.7	73.1	69.5	64.8
Risk weighted assets	8.0	8.2	8.0	7.9	7.9	8.0	7.9	7.3
Client assets and liabilities[1]	230.2	223.8	227.6	221.5	213.4	212.4	208.9	201.5

Performance measures
Return on average allocated equity	24.8%	23.5%	11.6%	24.3%	29.3%	31.8%	21.9%	26.5%
Return on average allocated tangible equity	26.9%	25.5%	12.6%	26.4%	31.9%	34.5%	23.9%	29.0%
Average allocated equity (£bn)	1.2	1.2	1.2	1.2	1.2	1.2	1.2	1.1
Average allocated tangible equity (£bn)	1.1	1.1	1.1	1.1	1.1	1.1	1.1	1.0
Cost: income ratio	73%	74%	85%	73%	68%	68%	75%	68%
Loan loss rate (bps)	13	(6)	5	3	(5)	(25)	5	19
1Client assets and liabilities refers to deposits, lending and invested assets.

Barclays PLC	25

Quarterly Results by Business

Barclays Investment Bank
	Q226	Q126	Q425	Q325	Q225	Q125	Q424	Q324
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	411	383	356	347	334	297	284	282
Net trading income	2,271	2,358	1,294	1,581	1,906	2,416	1,262	1,512
Net fee, commission and other income	1,276	1,287	1,142	1,155	1,067	1,160	1,061	1,057
Total income	3,958	4,028	2,792	3,083	3,307	3,873	2,607	2,851
Operating costs	(2,199)	(2,107)	(1,924)	(2,010)	(1,932)	(2,061)	(1,903)	(1,906)
UK regulatory levies	—	(22)	(159)	5	—	(27)	(161)	7
Litigation and conduct	—	2	(8)	(9)	(8)	(3)	(26)	(17)
Total operating expenses	(2,199)	(2,127)	(2,091)	(2,014)	(1,940)	(2,091)	(2,090)	(1,916)
Other net income	—	—	—	—	—	—	—	—
Profit before impairment	1,759	1,901	701	1,069	1,367	1,782	517	935
Credit impairment charges	(44)	(279)	(22)	(144)	(67)	(72)	(46)	(43)
Profit before tax	1,715	1,622	679	925	1,300	1,710	471	892
Attributable profit	1,204	1,111	294	723	876	1,199	247	652

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	70.8	73.6	70.0	68.6	66.8	68.6	69.7	64.5
Loans and advances to banks at amortised cost	11.0	10.0	7.4	7.5	7.1	7.4	6.8	6.7
Debt securities at amortised cost	54.5	52.9	52.9	53.0	52.4	53.1	47.9	44.8
Loans and advances at amortised cost	136.3	136.5	130.3	129.1	126.3	129.1	124.4	116.0
Trading portfolio assets	208.2	189.3	189.5	191.3	186.1	185.5	166.1	185.8
Derivative financial instrument assets	302.6	285.4	251.5	263.8	279.0	253.6	291.6	256.7
Financial assets at fair value through the income statement	209.9	215.6	183.6	222.8	215.2	209.5	190.4	210.8
Cash collateral and settlement balances	182.5	189.2	121.6	152.1	145.0	148.8	111.1	134.7

Deposits at amortised cost	162.3	157.4	156.1	152.8	148.7	148.9	140.5	139.8
Derivative financial instrument liabilities	291.6	272.6	240.6	252.0	265.1	245.1	279.0	249.4

Risk weighted assets	204.1	201.7	196.7	199.1	196.4	195.9	198.8	194.2

Performance measures
Return on average allocated equity	16.0%	15.0%	4.0%	10.1%	12.2%	16.2%	3.4%	8.8%
Return on average allocated tangible equity	16.0%	15.0%	4.0%	10.1%	12.2%	16.2%	3.4%	8.8%
Average allocated tangible equity (£bn)	30.0	29.7	29.6	28.6	28.7	29.6	29.3	29.5
Income over average risk weighted assets	7.7%	8.0%	5.5%	6.3%	6.7%	7.7%	5.2%	5.7%
Cost: income ratio	56%	53%	75%	65%	59%	54%	80%	67%
Loan loss rate (bps)	13	82	7	44	21	23	15	15

Analysis of total income	£m	£m	£m	£m	£m	£m	£m	£m
FICC	1,471	1,716	1,024	1,256	1,450	1,699	934	1,180
Equities	1,261	1,116	703	689	870	963	604	692
Global Markets	2,732	2,832	1,727	1,945	2,320	2,662	1,538	1,872
Advisory	188	255	214	196	123	143	189	186
Equity capital markets	157	92	56	71	81	70	98	64
Debt capital markets	402	407	336	379	364	431	327	344
Banking Fees and Underwriting	747	754	606	646	568	644	614	594
Corporate lending	37	16	27	68	(4)	156	45	(21)
Transaction banking	442	426	432	424	423	411	410	406
International Corporate Banking	479	442	459	492	419	567	455	385
Investment Banking	1,226	1,196	1,065	1,138	987	1,211	1,069	979
Total income	3,958	4,028	2,792	3,083	3,307	3,873	2,607	2,851

Barclays PLC	26

Quarterly Results by Business

Barclays US Consumer Bank
	Q226	Q126	Q425	Q325	Q225	Q125	Q424	Q324
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	732	823	776	726	640	678	678	647
Net fee, commission, trading and other income	404	160	277	215	183	186	179	144
Total income	1,136	983	1,053	941	823	864	857	791
Operating costs	(442)	(380)	(427)	(407)	(396)	(407)	(433)	(384)
UK regulatory levies	—	—	—	—	—	—	—	—
Litigation and conduct	(2)	—	(5)	—	—	(3)	—	(9)
Total operating expenses	(444)	(380)	(432)	(407)	(396)	(410)	(433)	(393)
Other net income	—	—	—	—	—	—	—	—
Profit before impairment	692	603	621	534	427	454	424	398
Credit impairment charges	(346)	(367)	(431)	(379)	(312)	(399)	(298)	(276)
Profit before tax	346	236	190	155	115	55	126	122
Attributable profit	253	176	144	118	87	41	94	89

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Loans and advances to customers at amortised cost	21.7	21.0	21.1	20.0	18.2	18.8	20.0	23.2
Deposits at amortised cost	24.7	25.0	24.2	23.7	22.5	23.8	23.3	19.4
Risk weighted assets	24.3	27.6	27.4	25.8	24.7	25.6	26.8	23.2

Performance measures
Return on average allocated equity	24.7%	16.5%	13.8%	11.7%	8.8%	3.9%	9.5%	9.3%
Return on average allocated tangible equity[1]	30.2%	18.8%	15.8%	13.5%	10.2%	4.5%	11.2%	10.9%
Average allocated equity (£bn)	4.1	4.3	4.2	4.0	4.0	4.2	4.0	3.8
Average allocated tangible equity (£bn)	3.3	3.8	3.6	3.5	3.4	3.6	3.4	3.3
Cost: income ratio	39%	39%	41%	43%	48%	47%	51%	50%
Loan loss rate (bps)[2]	555	491	558	505	456	562	395	411
Net interest margin	13.20%	12.76%	11.63%	11.50%	10.83%	10.53%	10.66%	10.38%
1Return on average allocated tangible equity, excluding a c.£225m Q226 gain on sale (recorded in Net fee, commission and other income) from the AA portfolio exit, was 10.5% for Q226, as a result of an adjusted attributable profit of £87m.
2LLR includes held for sale portfolios to remain consistent with the treatment of impairment in Q424 to Q126.

Barclays PLC	27

Quarterly Results by Business

Head Office
	Q226	Q126	Q425	Q325	Q225	Q125	Q424	Q324
Income statement information	£m	£m	£m	£m	£m	£m	£m	£m
Net interest income	149	(53)	(11)	138	114	174	183	215
Net fee, commission and other income	(88)	70	94	(105)	(43)	(109)	(107)	(27)
Total income	61	17	83	33	71	65	76	188
Operating costs	(163)	(205)	(203)	(162)	(175)	(207)	(233)	(197)
UK regulatory levies	—	—	(8)	—	—	—	(9)	—
Litigation and conduct	(1)	(107)	(13)	(239)	(2)	(3)	(84)	(7)
Total operating expenses	(164)	(312)	(224)	(401)	(177)	(210)	(326)	(204)
Other net income/(expenses)	3	21	(25)	39	(9)	18	—	21
(Loss)/profit before impairment	(100)	(274)	(166)	(329)	(115)	(127)	(250)	5
Credit impairment releases/(charges)	—	2	(5)	(1)	(1)	(4)	(42)	(19)
Loss before tax	(100)	(272)	(171)	(330)	(116)	(131)	(292)	(14)
Attributable loss	(97)	(206)	(152)	(299)	(114)	(124)	(318)	(16)

Balance sheet information	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Risk weighted assets	12.7	12.3	12.3	12.7	12.6	12.7	16.2	16.1
Period end allocated tangible equity	6.5	5.4	7.5	5.8	5.9	4.7	2.4	4.9

Performance measures
Average allocated equity (£bn)	9.5	10.6	10.4	10.2	9.0	7.4	6.9	7.1
Average allocated tangible equity (£bn)	5.6	6.8	6.7	6.6	5.5	3.8	3.4	3.5

Barclays PLC	28

Performance Management

Margins and balances
	Half year ended 30.06.26			Half year ended 30.06.25
	Net interest income	Average customer assets	Net interest margin	Net interest income	Average customer assets	Net interest margin
	£m	£m	%	£m	£m	%
Barclays UK	3,986	217,201	3.70	3,677	208,977	3.55
Barclays UK Corporate Bank	807	29,070	5.60	701	25,044	5.64
Barclays Private Bank and Wealth Management	420	14,979	5.65	407	14,701	5.58
Barclays US Consumer Bank	1,555	24,203	12.96	1,318	24,897	10.68
Group excluding IB and Head Office	6,768	285,453	4.78	6,103	273,619	4.50
Barclays Investment Bank	794			631
Head Office	96			288
Barclays Group Net interest income	7,658			7,022
The Group excluding IB and Head Office net interest margin increased by 28bps from 4.50% in H125 to 4.78% in H126 due to Group structural hedge income, partner reward updates and changes in portfolio mix in USCB.

Quarterly analysis
	Q226	Q126	Q425	Q325	Q225
Net interest income	£m	£m	£m	£m	£m
Barclays UK	2,000	1,986	2,015	1,961	1,855
Barclays UK Corporate Bank	413	394	396	383	359
Barclays Private Bank and Wealth Management	216	204	202	190	203
Barclays US Consumer Bank	732	823	776	726	640
Group excluding IB and Head Office	3,361	3,407	3,389	3,260	3,057

Average customer assets	£m	£m	£m	£m	£m
Barclays UK	217,778	216,623	214,770	211,384	209,649
Barclays UK Corporate Bank	29,603	28,536	27,841	26,645	25,478
Barclays Private Bank and Wealth Management	14,936	15,022	15,105	14,802	14,729
Barclays US Consumer Bank	22,247	26,163	26,470	25,037	23,713
Group excluding IB and Head Office	284,564	286,344	284,186	277,868	273,569

Net interest margin	%	%	%	%	%
Barclays UK	3.68	3.72	3.72	3.68	3.55
Barclays UK Corporate Bank	5.60	5.60	5.64	5.70	5.65
Barclays Private Bank and Wealth Management	5.80	5.51	5.31	5.09	5.53
Barclays US Consumer Bank	13.20	12.76	11.63	11.50	10.83
Group excluding IB and Head Office	4.74	4.83	4.73	4.65	4.48

Barclays PLC	29

Performance Management
Structural hedge
The Group employs a structural hedge programme designed to stabilise NIM on fixed rate non-maturity balance sheet items that are behaviourally stable. As interest rates move, such balances would otherwise drive material income volatility where there is a re-pricing mismatch with floating rate assets.
The structural hedge predominantly covers non-interest-bearing current accounts and the fixed portion of instant access savings accounts as well as equity, which are invested into either floating rate customer assets or balances at central banks, creating an exposure to changes in interest rates. The structural hedge is executed primarily via a portfolio of receive-fixed, pay variable interest rate swaps, with an amortising structure so that a small portion matures and is reinvested each month at prevailing market rates. The pay-floating leg of the interest rate swaps nets down a proportion of the receive-floating income from the customer assets, leaving a receive-fixed income stream from the structural hedge.
The purpose of the structural hedge is to smooth the Group NII through time. The floating leg of the swap will re-price immediately, whereas the fixed rate yield on the portfolio reprices gradually, as a portion of the swap portfolio matures and the roll is re-invested onto new market rates.
When interest rates are higher than our structural hedge yield, the pay-floating rate will typically be higher than our average receive-fixed rate. In this scenario, when viewed in isolation, the structural hedge will be a net drag to Group NII. When floating rates are lower than our structural hedge yield, the hedge in isolation will be a net benefit.
Since the receive-fixed swaps are booked for a specific term, an element of NII is ‘locked in’. The income stabilising feature of the structural hedge provides greater net interest income certainty through the interest rate cycle.
The structural hedge is one component of a larger portfolio of interest rate risk management activities that includes non-
structural hedging (e.g. pay-fixed and receive-variable flows for asset hedging), and other offsetting flows. The net risk of these positions is executed externally through interest rate swaps and managed for accounting risk (i.e. income volatility arising from the accounting mismatch of swaps at fair value through profit and loss and underlying hedged items at amortised cost) within the cash flow hedging reserve.
Overall the Group has external derivatives designated as cash flow hedges that hedge interest rate risk with a notional of
£121.0bn (December 2025: £114.6bn) which reflects the structural hedge derivatives notional of £239.8bn (December
2025: £236.1bn) netted with non-structural hedging positions of £118.8bn (December 2025: £121.5bn). The majority of these interest rate swaps are cleared with Central Clearing Counterparties and margined daily with an average structural hedge duration of c3.5 years.
Gross structural hedge contributions in H126 were £3,456m (H125: £2,778m). Gross structural hedge contributions primarily represent the absolute interest income earned on the fixed legs of the swaps in the structural hedge as the floating leg is offset by the base rate funding of the deposits.

Barclays PLC	30

Risk Management
Risk management and principal risks
The roles and responsibilities across the Group, including Risk and Compliance, in the management of risk are defined in the
Enterprise Risk Management Framework (ERMF). The purpose of the ERMF is to identify the principal risks of the Group, the process by which the Group sets its appetite for these risks in its business activities, and the consequent limits which it places on related risk taking.
The ERMF identifies ten principal risks: climate risk, credit risk, market risk, treasury and capital risk, operational risk, model risk, compliance risk, financial crime risk, reputation risk and legal risk. Further detail on these principal risks and material existing and emerging risks and how such risks are managed is available in the Barclays PLC Annual Report 2025, which can be accessed at home.barclays/annualreport. There have been no significant changes to these principal risks or previously identified material existing and emerging risks in the period and these risks are expected to be relevant for the remaining six months of this year.
The following sections give an overview of credit risk, market risk, and treasury and capital risk for the period.

Barclays PLC	31

Credit Risk
Loans and advances at amortised cost by geography
Total loans and advances at amortised cost in the credit risk section includes loans and advances at amortised cost to banks and loans and advances at amortised cost to customers.
The table below presents a product and geographical breakdown of loans and advances at amortised cost and the impairment allowance by stage; and includes purchased or originated credit-impaired (POCI) balances. POCI balances represent a fixed pool of assets purchased at a deep discount to face value reflecting credit losses incurred from the point of origination to date of acquisition. The table also presents stage allocation of debt securities and off-balance sheet loan commitments and financial guarantee contracts.
The impairment allowance under IFRS 9 considers both the drawn and the undrawn counterparty exposure. For retail portfolios, the total impairment allowance is allocated to gross loans and advances to the extent allowance does not exceed the drawn exposure and any excess is reported on the liabilities side of the balance sheet as a provision. For wholesale portfolios,
impairment allowance on undrawn exposure is reported on the liability side of the balance sheet as a provision.                       .

	Gross exposure					Impairment allowance
	Stage 1	Stage 2	Stage 3 excluding POCI	Stage 3 POCI	Total	Stage 1	Stage 2	Stage 3 excluding POCI	Stage 3 POCI	Total
As at 30.06.26	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Retail mortgages	163,971	13,869	1,765	—	179,605	16	20	61	—	97
Retail credit cards	15,067	2,085	303	13	17,468	170	430	189	—	789
Retail other	9,683	1,597	352	8	11,640	103	184	218	—	505
Corporate loans[1]	56,110	6,500	1,628	—	64,238	104	180	638	—	922
Total UK	244,831	24,051	4,048	21	272,951	393	814	1,106	—	2,313
Retail mortgages	1,661	231	172	—	2,064	3	1	26	—	30
Retail credit cards	19,041	2,780	1,814	—	23,635	412	785	1,450	—	2,647
Retail other	2,614	444	73	—	3,131	7	6	18	—	31
Corporate loans	69,582	3,888	1,566	—	75,036	85	135	275	—	495
Total Rest of the World	92,898	7,343	3,625	—	103,866	507	927	1,769	—	3,203
Total loans and advances at amortised cost	337,729	31,394	7,673	21	376,817	900	1,741	2,875	—	5,516
Debt securities at amortised cost	72,362	1,177	—	—	73,539	11	9	—	—	20
Total loans and advances at amortised cost including debt securities	410,091	32,571	7,673	21	450,356	911	1,750	2,875	—	5,536
Off-balance sheet loan commitments and financial guarantee contracts[2]	407,202	16,150	838	5	424,195	158	238	37	—	433
Total[3,4]	817,293	48,721	8,511	26	874,551	1,069	1,988	2,912	—	5,969

	Net exposure					Coverage ratio
	Stage 1	Stage 2	Stage 3 excluding POCI	Stage 3 POCI	Total	Stage 1	Stage 2	Stage 3 excluding POCI	Stage 3 POCI	Total
As at 30.06.26	£m	£m	£m	£m	£m	%	%	%	%	%
Retail mortgages	163,955	13,849	1,704	—	179,508	—	0.1	3.5	—	0.1
Retail credit cards	14,897	1,655	114	13	16,679	1.1	20.6	62.4	—	4.5
Retail other	9,580	1,413	134	8	11,135	1.1	11.5	61.9	—	4.3
Corporate loans[1]	56,006	6,320	990	—	63,316	0.2	2.8	39.2	—	1.4
Total UK	244,438	23,237	2,942	21	270,638	0.2	3.4	27.3	—	0.8
Retail mortgages	1,658	230	146	—	2,034	0.2	0.4	15.1	—	1.5
Retail credit cards	18,629	1,995	364	—	20,988	2.2	28.2	79.9	—	11.2
Retail other	2,607	438	55	—	3,100	0.3	1.4	24.7	—	1.0
Corporate loans	69,497	3,753	1,291	—	74,541	0.1	3.5	17.6	—	0.7
Total Rest of the World	92,391	6,416	1,856	—	100,663	0.5	12.6	48.8	—	3.1
Total loans and advances at amortised cost	336,829	29,653	4,798	21	371,301	0.3	5.5	37.5	—	1.5
Debt securities at amortised cost	72,351	1,168	—	—	73,519	—	0.8	—	—	—
Total loans and advances at amortised cost including debt securities	409,180	30,821	4,798	21	444,820	0.2	5.4	37.5	—	1.2
Off-balance sheet loan commitments and financial guarantee contracts[2]	407,044	15,912	801	5	423,762	—	1.5	4.4	—	0.1
Total[3,4]	816,224	46,733	5,599	26	868,582	0.1	4.1	34.2	—	0.7
1Includes Business Banking, which has a gross exposure of £12.4bn and an impairment allowance of £301m. This comprises £47m impairment allowance on £9.7bn Stage 1 exposure, £47m on £2.0bn Stage 2 exposure and £207m on £0.7bn Stage 3 exposure. Excluding this, total coverage for corporate loans in UK is 1.2%.
2Excludes loan commitments and financial guarantees of £32.3bn carried at fair value.
3Excludes other financial assets subject to impairment comprising of cash collateral and settlement balances, reverse repurchase agreements and other similar secured lending, financial assets at fair value through other comprehensive income and other assets. These have a total gross exposure of £286.4bn and an impairment allowance of £151m. This comprises £17m impairment allowance on £285.5bn Stage 1 exposure,
£10m on £0.8bn Stage 2 exposure and £124m on £127m Stage 3 exposure.
4The annualised loan loss rate is 62bps after applying the total impairment charges of £1,394m.

Barclays PLC	32

Credit Risk

	Gross exposure					Impairment allowance
	Stage 1	Stage 2	Stage 3 excluding POCI	Stage 3 POCI	Total	Stage 1	Stage 2	Stage 3 excluding POCI	Stage 3 POCI	Total
As at 31.12.25	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Retail mortgages	159,825	13,757	1,836	—	175,418	15	16	60	—	91
Retail credit cards	14,922	1,943	279	24	17,168	171	398	174	—	743
Retail other	9,867	1,512	286	15	11,680	98	178	214	—	490
Corporate loans[1]	54,182	6,936	1,392	—	62,510	125	180	422	—	727
Total UK	238,796	24,148	3,793	39	266,776	409	772	870	—	2,051
Retail mortgages	1,829	72	131	—	2,032	2	—	24	—	26
Retail credit cards	18,801	2,536	1,776	—	23,113	395	796	1,395	—	2,586
Retail other	2,482	206	63	—	2,751	3	5	19	—	27
Corporate loans	66,671	3,702	1,767	—	72,140	82	135	382	—	599
Total Rest of the World	89,783	6,516	3,737	—	100,036	482	936	1,820	—	3,238
Total loans and advances at amortised cost	328,579	30,664	7,530	39	366,812	891	1,708	2,690	—	5,289
Debt securities at amortised cost	68,126	371	—	—	68,497	13	9	—	—	22
Total loans and advances at amortised cost including debt securities	396,705	31,035	7,530	39	435,309	904	1,717	2,690	—	5,311
Off-balance sheet loan commitments and financial guarantee contracts[2]	410,493	16,473	812	5	427,783	144	240	32	—	416
Total[3,4]	807,198	47,508	8,342	44	863,092	1,048	1,957	2,722	—	5,727

	Net exposure					Coverage ratio
	Stage 1	Stage 2	Stage 3 excluding POCI	Stage 3 POCI	Total	Stage 1	Stage 2	Stage 3 excluding POCI	Stage 3 POCI	Total
As at 31.12.25	£m	£m	£m	£m	£m	%	%	%	%	%
Retail mortgages	159,810	13,741	1,776	—	175,327	—	0.1	3.3	—	0.1
Retail credit cards	14,751	1,545	105	24	16,425	1.1	20.5	62.4	—	4.3
Retail other	9,769	1,334	72	15	11,190	1.0	11.8	74.8	—	4.2
Corporate loans[1]	54,057	6,756	970	—	61,783	0.2	2.6	30.3	—	1.2
Total UK	238,387	23,376	2,923	39	264,725	0.2	3.2	22.9	—	0.8
Retail mortgages	1,827	72	107	—	2,006	0.1	—	18.3	—	1.3
Retail credit cards	18,406	1,740	381	—	20,527	2.1	31.4	78.5	—	11.2
Retail other	2,479	201	44	—	2,724	0.1	2.4	30.2	—	1.0
Corporate loans	66,589	3,567	1,385	—	71,541	0.1	3.6	21.6	—	0.8
Total Rest of the World	89,301	5,580	1,917	—	96,798	0.5	14.4	48.7	—	3.2
Total loans and advances at amortised cost	327,688	28,956	4,840	39	361,523	0.3	5.6	35.7	—	1.4
Debt securities at amortised cost	68,113	362	—	—	68,475	—	2.4	—	—	—
Total loans and advances at amortised cost including debt securities	395,801	29,318	4,840	39	429,998	0.2	5.5	35.7	—	1.2
Off-balance sheet loan commitments and financial guarantee contracts[2]	410,349	16,233	780	5	427,367	—	1.5	3.9	—	0.1
Total[3,4]	806,150	45,551	5,620	44	857,365	0.1	4.1	32.6	—	0.7
1Includes Business Banking, which has a gross exposure of £12.4bn and an impairment allowance of £326m. This comprises £62m impairment allowance on £9.3bn Stage 1 exposure, £50m on £2.3bn Stage 2 exposure and £214m on £0.8bn Stage 3 exposure. Excluding this, total coverage for corporate loans in UK is 0.8%.
2Excludes loan commitments and financial guarantees of £22.2bn carried at fair value and includes exposure relating to financial assets classified as assets held for sale.
3Excludes other financial assets subject to impairment comprising of cash collateral and settlement balances, reverse repurchase agreements and other similar secured lending, financial assets at fair value through other comprehensive income and other assets. These have a total gross exposure of £224.1bn and an impairment allowance of £150m. This comprises £18m impairment allowance on £222.4bn Stage 1 exposure,
£8m on £1.6bn Stage 2 exposure and £124m on £127m Stage 3 exposure.
4The annualised loan loss rate is 52bps after applying the total impairment charges of £2,279m.

Barclays PLC	33

Credit Risk
Loans and advances at amortised cost by product
The table below presents loans and advances at amortised cost by product and stage, including Stage 2 past due balances.

		Stage 2
As at 30.06.26	Stage 1	Not past due	<=30 days past due	>30 days past due	Total	Stage 3 excluding POCI	Stage 3 POCI	Total
Gross exposure	£m	£m	£m	£m	£m	£m	£m	£m
Retail mortgages	165,632	11,391	2,031	678	14,100	1,937	—	181,669
Retail credit cards	34,108	4,258	332	275	4,865	2,117	13	41,103
Retail other	12,297	1,711	186	144	2,041	425	8	14,771
Corporate loans	125,692	10,144	92	152	10,388	3,194	—	139,274
Total	337,729	27,504	2,641	1,249	31,394	7,673	21	376,817

Impairment allowance
Retail mortgages	19	14	5	2	21	87	—	127
Retail credit cards	582	896	140	179	1,215	1,639	—	3,436
Retail other	110	122	32	36	190	236	—	536
Corporate loans	189	297	10	8	315	913	—	1,417
Total	900	1,329	187	225	1,741	2,875	—	5,516

Net exposure
Retail mortgages	165,613	11,377	2,026	676	14,079	1,850	—	181,542
Retail credit cards	33,526	3,362	192	96	3,650	478	13	37,667
Retail other	12,187	1,589	154	108	1,851	189	8	14,235
Corporate loans	125,503	9,847	82	144	10,073	2,281	—	137,857
Total	336,829	26,175	2,454	1,024	29,653	4,798	21	371,301

Coverage ratio	%	%	%	%	%	%	%	%
Retail mortgages	—	0.1	0.2	0.3	0.1	4.5	—	0.1
Retail credit cards	1.7	21.0	42.2	65.1	25.0	77.4	—	8.4
Retail other	0.9	7.1	17.2	25.0	9.3	55.5	—	3.6
Corporate loans	0.2	2.9	10.9	5.3	3.0	28.6	—	1.0
Total	0.3	4.8	7.1	18.0	5.5	37.5	—	1.5

As at 31.12.25
Gross exposure	£m	£m	£m	£m	£m	£m	£m	£m
Retail mortgages	161,654	11,072	2,033	724	13,829	1,967	—	177,450
Retail credit cards	33,723	3,832	317	330	4,479	2,055	24	40,281
Retail other	12,349	1,398	207	113	1,718	349	15	14,431
Corporate loans	120,853	10,409	71	158	10,638	3,159	—	134,650
Total	328,579	26,711	2,628	1,325	30,664	7,530	39	366,812

Impairment allowance
Retail mortgages	17	9	4	3	16	84	—	117
Retail credit cards	566	840	138	216	1,194	1,569	—	3,329
Retail other	101	126	28	29	183	233	—	517
Corporate loans	207	298	7	10	315	804	—	1,326
Total	891	1,273	177	258	1,708	2,690	—	5,289

Net exposure
Retail mortgages	161,637	11,063	2,029	721	13,813	1,883	—	177,333
Retail credit cards	33,157	2,992	179	114	3,285	486	24	36,952
Retail other	12,248	1,272	179	84	1,535	116	15	13,914
Corporate loans	120,646	10,111	64	148	10,323	2,355	—	133,324
Total	327,688	25,438	2,451	1,067	28,956	4,840	39	361,523

Coverage ratio	%	%	%	%	%	%	%	%
Retail mortgages	—	0.1	0.2	0.4	0.1	4.3	—	0.1
Retail credit cards	1.7	21.9	43.5	65.5	26.7	76.4	—	8.3
Retail other	0.8	9.0	13.5	25.7	10.7	66.8	—	3.6
Corporate loans	0.2	2.9	9.9	6.3	3.0	25.5	—	1.0
Total	0.3	4.8	6.7	19.5	5.6	35.7	—	1.4

Barclays PLC	34

Credit Risk
Movement in gross exposures and impairment allowance including provisions for loan commitments and financial guarantees
The following tables present a reconciliation of the opening to the closing balance of the gross exposure and impairment allowance.
Transfers between stages in the tables have been reflected as if they had taken place at the beginning of the period. 'Net drawdowns, repayments, net re-measurement and movements due to exposure and risk parameter changes' includes additional drawdowns and partial repayments from existing facilities. Additionally, the tables below do not include other financial assets subject to impairment such as debt securities at amortised cost, reverse repurchase agreements and other similar secured lending, cash collateral and settlement balances, financial assets at fair value through other comprehensive income and other assets.
The movements in gross exposures and expected credit losses (ECL) are measured over a six-month period.
Loans and advances at amortised cost

	Stage 1		Stage 2		Stage 3 excluding POCI		Stage 3 POCI		Total
	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL
Retail mortgages	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
As at 01.01.26	161,654	17	13,829	16	1,967	84	—	—	177,450	117
Transfers from Stage 1 to Stage 2	(5,412)	(1)	5,412	1	—	—	—	—	—	—
Transfers from Stage 2 to Stage 1	3,648	3	(3,648)	(3)	—	—	—	—	—	—
Transfers to Stage 3	(197)	—	(300)	(1)	497	1	—	—	—	—
Transfers from Stage 3	27	—	74	1	(101)	(1)	—	—	—	—
Business activity in the period	17,491	3	213	—	—	—	—	—	17,704	3
Refinements to models used for calculation	—	(2)	—	—	—	1	—	—	—	(1)
Net drawdowns, repayments, net re- measurement and movement due to exposure and risk parameter changes	(3,815)	—	(300)	9	(53)	16	—	—	(4,168)	25
Final repayments	(7,385)	(1)	(760)	(1)	(210)	(7)	—	—	(8,355)	(9)
Disposals[1]	(379)	—	(420)	(1)	(158)	(2)	—	—	(957)	(3)
Write-offs	—	—	—	—	(5)	(5)	—	—	(5)	(5)
As at 30.06.26	165,632	19	14,100	21	1,937	87	—	—	181,669	127

Retail credit cards
As at 01.01.26	33,723	566	4,479	1,194	2,055	1,569	24	—	40,281	3,329
Transfers from Stage 1 to Stage 2	(2,169)	(63)	2,169	63	—	—	—	—	—	—
Transfers from Stage 2 to Stage 1	1,519	343	(1,519)	(343)	—	—	—	—	—	—
Transfers to Stage 3	(331)	(15)	(708)	(325)	1,039	340	—	—	—	—
Transfers from Stage 3	16	10	13	6	(29)	(16)	—	—	—	—
Business activity in the period[2]	2,163	60	164	41	3	2	—	—	2,330	103
Net drawdowns, repayments, net re- measurement and movement due to exposure and risk parameter changes	(708)	(314)	313	593	(31)	599	(11)	—	(437)	878
Final repayments	(105)	(5)	(46)	(14)	(55)	(46)	—	—	(206)	(65)
Disposals[1]	—	—	—	—	(250)	(194)	—	—	(250)	(194)
Write-offs	—	—	—	—	(615)	(615)	—	—	(615)	(615)
As at 30.06.26	34,108	582	4,865	1,215	2,117	1,639	13	—	41,103	3,436
1The £957m of gross disposals reported within Retail mortgages relate to the transfer of facilities to a non-consolidated SPV for the purpose of securitisation. The £250m of gross disposals reported within Retail credit cards relate to debt sales undertaken during the period.
2Business activity in the period reported within Retail credit cards includes £101m related to the acquisition of Best Egg within USCB.

Barclays PLC	35

Credit Risk

Loans and advances at amortised cost
	Stage 1		Stage 2		Stage 3 excluding POCI		Stage 3 POCI		Total
	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL
Retail other	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
As at 01.01.26	12,349	101	1,718	183	349	233	15	—	14,431	517
Transfers from Stage 1 to Stage 2	(917)	(8)	917	8	—	—	—	—	—	—
Transfers from Stage 2 to Stage 1	538	46	(538)	(46)	—	—	—	—	—	—
Transfers to Stage 3	(124)	(1)	(121)	(27)	245	28	—	—	—	—
Transfers from Stage 3	1	—	9	3	(10)	(3)	—	—	—	—
Business activity in the period[1]	3,101	27	238	27	8	4	—	—	3,347	58
Refinements to models used for calculation	—	(2)	—	—	—	—	—	—	—	(2)
Net drawdowns, repayments, net re- measurement and movement due to exposure and risk parameter changes	(845)	(43)	143	49	44	101	(7)	—	(665)	107
Final repayments	(1,806)	(10)	(325)	(7)	(88)	(9)	—	—	(2,219)	(26)
Disposals[2]	—	—	—	—	(21)	(16)	—	—	(21)	(16)
Write-offs	—	—	—	—	(102)	(102)	—	—	(102)	(102)
As at 30.06.26	12,297	110	2,041	190	425	236	8	—	14,771	536

Corporate loans
As at 01.01.26	120,853	207	10,638	315	3,159	804	—	—	134,650	1,326
Transfers from Stage 1 to Stage 2	(2,679)	(14)	2,679	14	—	—	—	—	—	—
Transfers from Stage 2 to Stage 1	2,186	37	(2,186)	(37)	—	—	—	—	—	—
Transfers to Stage 3	(698)	(1)	(294)	(19)	992	20	—	—	—	—
Transfers from Stage 3	157	6	124	12	(281)	(18)	—	—	—	—
Business activity in the period	21,366	23	214	11	44	11	—	—	21,624	45
Refinements to models used for calculation	—	(2)	—	1	—	1	—	—	—	—
Net drawdowns, repayments, net re- measurement and movement due to exposure and risk parameter changes	1,609	(49)	204	44	(262)	438	—	—	1,551	433
Final repayments	(17,047)	(17)	(991)	(26)	(124)	(9)	—	—	(18,162)	(52)
Disposals[2]	(55)	(1)	—	—	—	—	—	—	(55)	(1)
Write-offs	—	—	—	—	(334)	(334)	—	—	(334)	(334)
As at 30.06.26	125,692	189	10,388	315	3,194	913	—	—	139,274	1,417
1Business activity in the period reported within Retail other includes £122m related to the acquisition of Best Egg within USCB.
2The £21m of gross disposals reported within Retail other and £55m of gross disposals reported within Corporate loans relate to debt sales undertaken during the period.

Barclays PLC	36

Credit Risk

Reconciliation of ECL movement to impairment charges for the period
	Stage 1	Stage 2	Stage 3 excluding POCI	Stage 3 POCI	Total
	£m	£m	£m	£m	£m
Retail mortgages	2	6	10	—	18
Retail credit cards	16	21	879	—	916
Retail other	9	7	121	—	137
Corporate loans	(17)	—	443	—	426
ECL movements excluding disposals and write-offs[1]	10	34	1,453	—	1,497
ECL movement on loan commitments and other financial guarantees	14	(2)	5	—	17
ECL movement on other financial assets	(1)	2	—	—	1
ECL movement on debt securities at amortised cost	(2)	—	—	—	(2)
Recoveries and reimbursements[2]	(13)	(11)	(84)	—	(108)
ECL charge on assets held for sale[3]					50
Total exchange and other adjustments					(61)
Total income statement charges for the period					1,394
1In H126, gross write-offs amounted to £1,056m (H125: £747m) and cash recoveries on previously written off accounts were £66m (H125:
£43m). Net write-offs, representing gross write-offs less recoveries, amounted to £990m (H125: £704m).
2Recoveries and reimbursements comprised of £66m (H125: £43m) of cash recoveries on previously written off accounts and £42m (H125:
£58m) of reimbursements expected to be received under financial guarantee contracts with third parties.
3The ECL charges on assets held for sale relates to the AA portfolio within USCB, the sale of which was completed in April 2026.

Barclays PLC	37

Credit Risk

Loan commitments and financial guarantees[1]
	Stage 1		Stage 2		Stage 3 excluding POCI		Stage 3 POCI		Total
	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL	Gross exposure	ECL
Retail mortgages	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
As at 01.01.26	11,755	—	125	—	—	—	—	—	11,880	—
Net transfers between stages	(41)	—	39	—	2	—	—	—	—	—
Business activity in the period	12,144	—	—	—	—	—	—	—	12,144	—
Net drawdowns, repayments, net re- measurement and movement due to exposure and risk parameter changes	(8,966)	—	(10)	—	(1)	—	—	—	(8,977)	—
Limit management and final repayments	(163)	—	(12)	—	—	—	—	—	(175)	—
As at 30.06.26	14,729	—	142	—	1	—	—	—	14,872	—
Retail credit cards
As at 01.01.26	163,724	52	2,330	3	94	—	5	—	166,153	55
Net transfers between stages	(1,663)	7	1,567	(7)	96	—	—	—	—	—
Business activity in the period	8,181	14	105	1	—	—	—	—	8,286	15
Net drawdowns, repayments, net re- measurement and movement due to exposure and risk parameter changes	2,870	(6)	(1,243)	9	(94)	—	—	—	1,533	3
Limit management and final repayments	(4,996)	(4)	(62)	(3)	(9)	—	—	—	(5,067)	(7)
Disposals[2]	(23,511)	—	(146)	—	—	—	—	—	(23,657)	—
As at 30.06.26	144,605	63	2,551	3	87	—	5	—	147,248	66
Retail other
As at 01.01.26	7,116	1	413	—	19	—	—	—	7,548	1
Net transfers between stages	24	—	(34)	—	10	—	—	—	—	—
Business activity in the period	450	—	—	—	—	—	—	—	450	—
Net drawdowns, repayments, net re- measurement and movement due to exposure and risk parameter changes	228	—	(3)	—	(5)	—	—	—	220	—
Limit management and final repayments	(598)	—	(4)	—	—	—	—	—	(602)	—
As at 30.06.26	7,220	1	372	—	24	—	—	—	7,616	1
Corporate loans
As at 01.01.26	227,898	91	13,605	237	699	32	—	—	242,202	360
Net transfers between stages	(573)	4	498	(4)	75	—	—	—	—	—
Business activity in the period	33,307	15	720	27	5	—	—	—	34,032	42
Net drawdowns, repayments, net re- measurement and movement due to exposure and risk parameter changes	11,720	(3)	(157)	8	36	6	—	—	11,599	11
Limit management and final repayments	(31,618)	(13)	(1,516)	(33)	(89)	(1)	—	—	(33,223)	(47)
Disposals[2]	(86)	—	(65)	—	—	—	—	—	(151)	—
As at 30.06.26	240,648	94	13,085	235	726	37	—	—	254,459	366
1Loan commitments reported also include exposure relating to financial assets classified as held for sale.
2The gross disposals within Retail credit cards and Corporate loans reflect the sale of the AA portfolio within USCB, which was completed in April
2026.

Barclays PLC	38

Credit Risk
Management adjustments to models for impairment
Management adjustments to impairment models are applied in order to factor in certain conditions or changes in policy that are not fully incorporated into the impairment models, or to reflect additional facts and circumstances at the period end.
Management adjustments are reviewed and incorporated into future model development where applicable.
Management adjustments are captured through “Economic uncertainty” and “Other” adjustments, and are presented by product and geography below:
Management adjustments to models for impairment allowance presented by product and geography

	Impairment allowance pre management adjustments[1]	Economic uncertainty adjustments	Other adjustments	Management adjustments[2]	Total impairment allowance[3]	Proportion of Management adjustments to total impairment allowance
		(a)	(b)	(a+b)
As at 30.06.26	£m	£m	£m	£m	£m	%
Retail mortgages	93	—	4	4	97	4.1
Retail credit cards	812	—	—	—	812	—
Retail other	409	—	97	97	506	19.2
Corporate loans	936	17	49	66	1,002	6.6
Total UK	2,250	17	150	167	2,417	6.9
Retail mortgages	30	—	—	—	30	—
Retail credit cards	2,635	—	55	55	2,690	2.0
Retail other	29	—	2	2	31	6.5
Corporate loans	718	57	6	63	781	8.1
Total Rest of the World	3,412	57	63	120	3,532	3.4
Total	5,662	74	213	287	5,949	4.8
Debt securities at amortised cost	18	2	—	2	20	10.0
Total including debt securities at amortised cost	5,680	76	213	289	5,969	4.8

As at 31.12.25	£m	£m	£m	£m	£m	%
Retail mortgages	76	—	15	15	91	16.5
Retail credit cards	761	—	—	—	761	—
Retail other	406	—	85	85	491	17.3
Corporate loans	714	39	53	92	806	11.4
Total UK	1,957	39	153	192	2,149	8.9
Retail mortgages	25	—	1	1	26	3.8
Retail credit cards	2,505	31	87	118	2,623	4.5
Retail other	27	—	—	—	27	—
Corporate loans	823	44	13	57	880	6.5
Total Rest of the World	3,380	75	101	176	3,556	4.9
Total	5,337	114	254	368	5,705	6.5
Debt securities at amortised cost	21	1	—	1	22	4.5
Total including debt securities at amortised cost	5,358	115	254	369	5,727	6.4
1Includes £4.3bn (December 2025: £4.3bn) of modelled ECL, £0.9bn (December 2025: £0.7bn) of individually assessed impairments, £nil
(December 2025: £(0.2)bn) of ECL from the AA portfolio within USCB, the sale of which was completed in April 2026 and £0.5bn (December
2025: £0.6bn) of ECL from benchmarked exposures and debt securities.
2Management adjustments related to other financial assets subject to impairment excluded in the table above include cash collateral and settlement balances £1m (December 2025: £1m) and reverse repurchase agreements and other similar secured lending £1m (December 2025:
£1m) within the IB portfolio.
3Total impairment allowance consists of ECL stock on drawn and undrawn exposures.

Barclays PLC	39

Credit Risk
Economic uncertainty adjustments presented by stage

	Stage 1	Stage 2	Stage 3	Total
As at 30.06.26	£m	£m	£m	£m
Retail mortgages	—	—	—	—
Retail credit cards	—	—	—	—
Retail other	—	—	—	—
Corporate loans	9	7	1	17
Total UK	9	7	1	17
Retail mortgages	—	—	—	—
Retail credit cards	—	—	—	—
Retail other	—	—	—	—
Corporate loans	16	41	—	57
Total Rest of the World	16	41	—	57
Total	25	48	1	74
Debt securities at amortised cost	1	1	—	2
Total including debt securities at amortised cost	26	49	1	76

As at 31.12.25	£m	£m	£m	£m
Retail mortgages	—	—	—	—
Retail credit cards	—	—	—	—
Retail other	—	—	—	—
Corporate loans	23	10	6	39
Total UK	23	10	6	39
Retail mortgages	—	—	—	—
Retail credit cards	—	31	—	31
Retail other	—	—	—	—
Corporate loans	13	31	—	44
Total Rest of the World	13	62	—	75
Total	36	72	6	114
Debt securities at amortised cost	1	—	—	1
Total including debt securities at amortised cost	37	72	6	115
Economic uncertainty adjustments
Economic uncertainty adjustments result from the identification of customers and clients who may be more vulnerable to economic instability and are applied at a portfolio level.
Economic uncertainty adjustments have decreased from last year, informed by the retirement of tariff-related adjustments of
£81m driven by the lack of tariff-driven credit deterioration and losses. However, geopolitical uncertainty persists and is reflected through an adjustment of £66m to capture increased downside risk, as any potential impact on corporate earnings is expected to lag.
Total economic uncertainty adjustments as at 30 June 2026 are £76m (December 2025: £115m) and include:
•Retail credit cards (ROW) £nil (December 2025: £31m): The previously held tariff-related adjustment was retired following the lack of tariff-driven credit deterioration and losses
•Corporate loans (UK) £17m (December 2025: £39m): This adjustment reflects potential cross-default risk on Barclays’
lending in respect of clients who have taken out Bounce Back Loans and an adjustment to capture increased downside risk, amid ongoing geopolitical uncertainty. The reduction reflects the partial release of the cross-default risk adjustment, supported by resilient borrower behaviour
•Corporate loans (ROW) £57m (December 2025: £44m): The previously held tariff-related adjustment was retired due to the lack of tariff-driven credit deterioration and losses. However, geopolitical uncertainty persists and is reflected through an adjustment to capture increased downside risk, as any potential impact on corporate earnings is expected to lag

Barclays PLC	40

Credit Risk
Other adjustments
Other adjustments are operational and remain in place until incorporated into the underlying models. These adjustments result from data limitations and model performance related issues identified through model monitoring and other established governance processes.
Total other adjustments as at 30 June 2026 are £213m (December 2025: £254m) and include:
•Retail mortgages (UK) £4m (December 2025: £15m): The movement reflects the retirement of operational adjustments following updates to the Private Banking impairment models
•Retail credit cards (ROW) £55m (December 2025: £87m): This adjustment reflects provisioning for the Best Egg acquisition during the period and the annual update to the high-risk account management (HRAM) framework within the USCB portfolio. The previously held adjustment relating to the acquisition of the GM consumer cards portfolio was retired following model implementation
•Retail other (UK) £97m (December 2025: £85m) and Corporate loans (UK) £49m (December 2025: £53m): These include adjustments for the definition of default (DOD) criteria under the Capital Requirements Regulation and model monitoring outcomes and have remained broadly stable compared to year-end
•Corporate loans (ROW) £6m (December 2025: £13m): This adjustment reflects operational adjustments within the GM business cards portfolio

Barclays PLC	41

Credit Risk
Measurement uncertainty
Scenarios used to calculate the Group’s modelled ECL charge were refreshed in Q226, with the Baseline scenario reflecting the latest consensus macroeconomic forecasts available at the time of the scenario refresh. The Baseline scenario continues to reflect the volatile trade policies of the US administration and ongoing geopolitical uncertainty but with a more pronounced inflationary backdrop. Global growth slows modestly as higher US tariffs, retaliatory measures and persistent uncertainty disrupt trade flows, dampen business confidence, and weigh on investment, though domestic demand in advanced economies remains relatively resilient. UK and US GDP growth in 2026 is expected to be 0.4% and 1.7%, respectively. Headline inflation remains elevated and sticky, particularly through imported goods and energy-related components. The softening in labour markets is gradual and insufficient to quickly alleviate underlying price pressures. UK and US quarterly unemployment rates peak at 5.4% and 4.5%, respectively.
The Downside scenarios have been calibrated to capture a severe escalation in geopolitical tensions, centred on a prolonged
Middle East conflict, alongside intensifying global trade frictions. Early in the scenario, conflict escalates sharply with disruptions at critical maritime chokepoints, triggering severe shipping disruptions, surging insurance costs and sharp increases in oil and gas prices amid infrastructure damage. As the shock becomes protracted, firms delay investment, reassess supply chains and hoard inputs, while business and consumer confidence fall sharply. The deterioration in demand and investment drives a sharp increase in unemployment, initially concentrated in trade and energy exposed sectors but increasingly spilling over into services. Inflation dynamics diverge sharply from Baseline, generating a stagflationary impulse.
Energy prices rise sharply and remain structurally elevated, with persistent volatility and recurring supply disruptions.
Monetary policy faces a difficult trade-off between persistent inflation and weakening growth. Central banks initially hike to ensure inflation expectations remain well anchored, but as the downturn deepens and demand forces weaken price pressures, they shift towards easing. The scenarios also incorporate climate-related risks through both physical and transition channels, including more frequent severe weather disruptions and a shift in sentiment around energy security.
These effects amplify volatility, increase costs and further weigh on growth over the medium term.
In the Upside scenarios, a rise in labour force participation and higher productivity contribute to accelerated economic growth, without creating new inflationary pressures. Central banks lower interest rates stimulating private consumption and investment growth. Demand for labour increases and unemployment decreases. As geopolitical tensions ease, low inflation supports consumer purchasing power and contributes further to healthy GDP growth.
The methodology for estimating scenario weights involves simulating a range of future paths for UK and US GDP using historical data with the five scenarios mapped against the distribution of these future paths. The decrease in Upside weights is driven by deterioration in UK GDP outlook in the Baseline scenario, moving the Baseline scenario further from the Upside scenarios. For further details see page 43.
Management adjustments recognised in Q126 in Barclays UK (£10m) and US Consumer Bank (£25m1) to reflect near-term impacts of the most recent geopolitical escalation, were consumed, as the impacts are now captured through the Q226 scenario refresh. However, the Group has retained the £66m2 management adjustment introduced in Q126 within the
Investment Bank, reflecting increased downside risk amid persistent geopolitical uncertainty, as any potential impact on corporate earnings is expected to lag. For further details see page 39.
The following tables show the key macroeconomic variables used in the five scenarios (5-year annual paths) and the weights applied to each scenario.
1Excludes management adjustment of £4m for held for sale portfolio.
2Excludes management adjustment of £2m related to other financial assets subject to impairment.

Barclays PLC	42

Credit Risk

Macroeconomic variables used in the calculation of ECL
As at 30.06.26	2026	2027	2028	2029	2030
Baseline	%	%	%	%	%
UK GDP[1]	0.4	1.1	1.4	1.4	1.5
UK unemployment[2]	5.3	5.3	5.0	4.9	4.9
UK HPI[3]	1.3	1.6	3.9	3.0	3.9
UK bank rate[6]	4.1	4.4	4.3	4.3	4.3
US GDP[1]	1.7	2.0	2.1	2.1	2.1
US unemployment[4]	4.4	4.3	4.3	4.3	4.3
US HPI[5]	2.1	2.1	2.4	2.4	2.4
US federal funds rate[6]	3.7	3.8	3.8	3.8	3.8

Downside 2
UK GDP[1]	(0.5)	(4.1)	1.9	1.7	1.0
UK unemployment[2]	6.0	7.8	7.8	6.9	6.0
UK HPI[3]	(12.0)	(19.3)	6.7	9.3	4.6
UK bank rate[6]	4.2	5.1	4.6	4.5	4.5
US GDP[1]	0.5	(4.3)	—	2.1	1.6
US unemployment[4]	5.5	8.5	8.3	7.2	6.1
US HPI[5]	(3.1)	(6.3)	5.7	5.0	2.9
US federal funds rate[6]	3.8	4.9	4.3	4.3	4.3

Downside 1
UK GDP[1]	(0.1)	(1.6)	1.6	1.5	1.2
UK unemployment[2]	5.6	6.6	6.4	5.9	5.4
UK HPI[3]	(5.4)	(9.2)	5.3	6.1	4.3
UK bank rate[6]	4.1	4.7	4.5	4.5	4.5
US GDP[1]	1.1	(1.2)	1.1	2.1	1.9
US unemployment[4]	5.0	6.4	6.3	5.8	5.2
US HPI[5]	(0.5)	(2.1)	4.0	3.7	2.7
US federal funds rate[6]	3.8	4.2	4.1	4.0	4.0

Upside 2
UK GDP[1]	0.9	3.8	3.2	2.6	2.3
UK unemployment[2]	5.1	4.6	4.1	4.0	4.0
UK HPI[3]	4.1	14.2	6.8	2.7	3.8
UK bank rate[6]	4.0	3.8	3.0	3.1	3.3
US GDP[1]	1.8	3.2	2.9	2.8	2.8
US unemployment[4]	4.2	3.7	3.6	3.6	3.6
US HPI[5]	4.9	4.3	5.3	4.9	4.9
US federal funds rate[6]	3.5	3.0	3.0	3.0	2.8

Upside 1
UK GDP[1]	0.6	2.4	2.3	2.0	1.9
UK unemployment[2]	5.2	4.9	4.6	4.5	4.5
UK HPI[3]	2.7	7.8	5.4	2.9	3.9
UK bank rate[6]	4.0	4.1	3.5	3.6	3.8
US GDP[1]	1.8	2.6	2.5	2.5	2.5
US unemployment[4]	4.3	4.0	4.0	4.0	4.0
US HPI[5]	3.5	3.2	3.8	3.6	3.6
US federal funds rate[6]	3.5	3.3	3.3	3.3	3.3
1Average Real GDP seasonally adjusted change in year.
2Average UK unemployment rate 16-year+.
3Change in year-end UK HPI = Halifax HPI Meth2 All Houses, All Buyers index, relative to prior year-end.
4Average US civilian unemployment rate 16-year+.
5Change in year-end US HPI = FHFA House Price Index, relative to prior year-end.
6Average rate.

Barclays PLC	43

Credit Risk

As at 31.12.25	2025	2026	2027	2028	2029
Baseline	%	%	%	%	%
UK GDP[1]	1.5	1.1	1.4	1.4	1.4
UK unemployment[2]	4.7	4.9	4.8	4.8	4.7
UK HPI[3]	1.5	2.9	2.5	4.3	3.8
UK bank rate[6]	4.2	3.4	3.4	3.5	3.6
US GDP[1]	2.1	2.0	2.0	2.0	2.0
US unemployment[4]	4.2	4.5	4.4	4.4	4.4
US HPI[5]	3.2	1.7	1.9	2.6	2.6
US federal funds rate[6]	4.2	3.4	3.3	3.3	3.5

Downside 2
UK GDP[1]	1.5	(2.5)	(1.2)	2.8	1.1
UK unemployment[2]	4.7	5.8	7.7	6.9	5.7
UK HPI[3]	1.5	(24.9)	(5.1)	9.6	14.2
UK bank rate[6]	4.2	2.3	0.5	0.4	1.1
US GDP[1]	2.1	(2.7)	(2.8)	1.6	2.4
US unemployment[4]	4.2	5.7	8.0	7.9	5.9
US HPI[5]	3.2	(8.2)	(1.7)	7.2	7.7
US federal funds rate[6]	4.2	3.6	2.4	1.4	1.2

Downside 1
UK GDP[1]	1.5	(0.7)	0.1	2.1	1.3
UK unemployment[2]	4.7	5.3	6.3	5.8	5.2
UK HPI[3]	1.5	(11.8)	(1.3)	6.9	8.9
UK bank rate[6]	4.2	2.9	2.0	1.9	2.4
US GDP[1]	2.1	(0.3)	(0.4)	1.8	2.2
US unemployment[4]	4.2	5.1	6.2	6.1	5.1
US HPI[5]	3.2	(3.3)	0.1	4.9	5.1
US federal funds rate[6]	4.2	3.6	2.8	2.4	2.4

Upside 2
UK GDP[1]	1.5	2.7	3.7	2.9	2.4
UK unemployment[2]	4.7	4.3	4.0	3.9	3.8
UK HPI[3]	1.5	11.9	8.4	5.1	4.1
UK bank rate[6]	4.2	3.1	2.3	2.3	2.6
US GDP[1]	2.1	2.8	3.1	2.8	2.8
US unemployment[4]	4.2	3.9	3.7	3.7	3.7
US HPI[5]	3.2	6.2	4.7	4.8	4.9
US federal funds rate[6]	4.2	3.0	2.5	2.5	2.5

Upside 1
UK GDP[1]	1.5	1.9	2.6	2.2	1.9
UK unemployment[2]	4.7	4.6	4.4	4.4	4.3
UK HPI[3]	1.5	7.4	5.4	4.7	3.9
UK bank rate[6]	4.2	3.2	2.8	2.8	3.1
US GDP[1]	2.1	2.4	2.6	2.4	2.4
US unemployment[4]	4.2	4.2	4.1	4.1	4.1
US HPI[5]	3.2	4.0	3.3	3.7	3.7
US federal funds rate[6]	4.2	3.3	2.8	2.8	3.0
1Average Real GDP seasonally adjusted change in year.
2Average UK unemployment rate 16-year+.
3Change in year-end UK HPI = Halifax HPI Meth2 All Houses, All Buyers index, relative to prior year-end.
4Average US civilian unemployment rate 16-year+.
5Change in year-end US HPI = FHFA House Price Index, relative to prior year-end.
6Average rate.

Scenario weighting	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
	%	%	%	%	%
As at 30.06.26
Scenario weighting	13.7	27.3	39.5	12.5	7.0
As at 31.12.25
Scenario weighting	14.4	27.4	38.5	12.7	7.0

Barclays PLC	44

Credit Risk
Specific bases show the most extreme position of each variable in the context of the downside/upside scenarios, for example, the highest unemployment for downside scenarios, average unemployment for baseline scenarios and lowest unemployment for upside scenarios. GDP and HPI downside and upside scenario data represent the lowest and highest cumulative positions relative to the start point in the 20 quarter period.

Macroeconomic variables (specific bases)[1]
	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
As at 30.06.26%		%	%	%	%
UK GDP[2]	14.4	10.2	1.1	(1.9)	(5.1)
UK unemployment[3]	4.0	4.5	5.1	6.7	8.1
UK HPI[4]	35.4	24.6	2.8	(14.1)	(29.3)
UK bank rate[3]	3.0	3.5	4.3	4.8	5.3
US GDP[2]	14.5	12.5	2.0	(1.1)	(5.2)
US unemployment[3]	3.6	4.0	4.3	6.6	8.8
US HPI[4]	26.7	19.1	2.3	(3.0)	(9.2)
US federal funds rate[3]	2.8	3.3	3.7	4.3	5.3
As at 31.12.25%		%	%	%	%
UK GDP[2]	14.5	10.8	1.4	(0.3)	(3.5)
UK unemployment[3]	3.8	4.3	4.8	6.5	8.1
UK HPI[4]	34.6	24.9	3.0	(12.6)	(28.0)
UK bank rate[3]	2.3	2.8	3.6	4.6	4.6
US GDP[2]	14.6	12.4	2.0	(0.2)	(4.6)
US unemployment[3]	3.7	4.1	4.4	6.6	8.8
US HPI[4]	26.2	19.3	2.4	(1.5)	(8.1)
US federal funds rate[3]	2.5	2.8	3.5	4.3	4.3
1UK GDP = Real GDP growth seasonally adjusted; UK unemployment = UK unemployment rate 16-year+; UK HPI = Halifax HPI Meth2 All Houses,
All Buyers index; US GDP = Real GDP growth seasonally adjusted; US unemployment = US civilian unemployment rate 16-year+; US HPI = FHFA
House Price Index. 20 quarter period starts from Q126 (2025: Q125).
2Maximum growth relative to Q425 (2025: Q424), based on 20 quarter period in Upside scenarios; 5-year yearly average CAGR in Baseline;
minimum growth relative to Q425 (2025: Q424), based on 20 quarter period in Downside scenarios.
3Lowest quarter in 20 quarter period in Upside scenarios; 5-year average in Baseline; highest quarter 20 quarter period in Downside scenarios.
4Maximum growth relative to Q425 (2025: Q424), based on 20 quarter period in Upside scenarios; 5-year quarter end CAGR in Baseline;
minimum growth relative to Q425 (2025: Q424), based on 20 quarter period in Downside scenarios.
Average basis represents the average quarterly value of variables in the 20 quarter period with GDP and HPI based on yearly average and quarterly CAGRs respectively.

Macroeconomic variables (5-year averages)[1]
	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
As at 30.06.26%		%	%	%	%
UK GDP[2]	2.6	1.8	1.1	0.5	—
UK unemployment[3]	4.3	4.7	5.1	6.0	6.9
UK HPI[4]	6.3	4.5	2.8	—	(2.8)
UK bank rate[3]	3.4	3.8	4.3	4.5	4.6
US GDP[2]	2.7	2.4	2.0	1.0	—
US unemployment[3]	3.7	4.0	4.3	5.7	7.1
US HPI[4]	4.9	3.6	2.3	1.5	0.7
US federal funds rate[3]	3.0	3.3	3.7	4.0	4.3
As at 31.12.25%		%	%	%	%
UK GDP[2]	2.7	2.0	1.4	0.9	0.3
UK unemployment[3]	4.1	4.5	4.8	5.5	6.2
UK HPI[4]	6.1	4.5	3.0	0.6	(2.0)
UK bank rate[3]	2.9	3.2	3.6	2.7	1.7
US GDP[2]	2.7	2.4	2.0	1.1	0.1
US unemployment[3]	3.9	4.1	4.4	5.4	6.3
US HPI[4]	4.8	3.6	2.4	1.9	1.5
US federal funds rate[3]	2.9	3.2	3.5	3.1	2.5
1UK GDP = Real GDP growth seasonally adjusted; UK unemployment = UK unemployment rate 16-year+; UK HPI = Halifax HPI Meth2 All Houses,
All Buyers index; US GDP = Real GDP growth seasonally adjusted; US unemployment = US civilian unemployment rate 16-year+; US HPI = FHFA
House Price Index. 20 quarter period starts from Q126 (2025: Q125).
25-year yearly average CAGR, starting 2025 (2025: 2024).
35-year average. Period based on 20 quarters from Q126 (2025: Q125).
45-year quarter end CAGR, starting Q425 (2025: Q424).

Barclays PLC	45

Credit Risk
ECL sensitivity analysis
The table below shows the modelled ECL assuming each of the five modelled scenarios are 100% weighted with the dispersion of results around the Baseline, highlighting the impact on exposure and ECL across the scenarios.
Model exposure uses exposure at default (EAD) values and is not directly comparable to gross exposure used in other disclosures.

	Scenarios
As at 30.06.26	Weighted[1]	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
Stage 1 Model Exposure (£m)
Retail mortgages	156,076	158,653	157,553	156,010	152,793	148,752
Retail credit cards[2]	61,160	60,777	60,899	61,019	61,810	62,521
Retail other	13,173	13,298	13,243	13,176	13,019	12,846
Corporate loans[2]	235,090	236,716	236,161	235,455	233,473	228,609
Stage 1 Model ECL (£m)
Retail mortgages	12	4	5	8	23	58
Retail credit cards[2]	563	508	526	545	643	761
Retail other	38	35	36	38	39	43
Corporate loans[2]	249	212	224	236	299	379
Stage 1 Coverage (%)
Retail mortgages	—	—	—	—	—	—
Retail credit cards	0.9	0.8	0.9	0.9	1.0	1.2
Retail other	0.3	0.3	0.3	0.3	0.3	0.3
Corporate loans	0.1	0.1	0.1	0.1	0.1	0.2
Stage 2 Model Exposure (£m)
Retail mortgages	13,985	11,408	12,509	14,051	17,268	21,309
Retail credit cards[2]	5,004	4,748	4,925	4,985	5,165	5,448
Retail other	1,692	1,567	1,622	1,689	1,846	2,019
Corporate loans[2]	19,210	17,431	18,046	18,866	20,974	25,984
Stage 2 Model ECL (£m)
Retail mortgages	25	7	11	17	51	131
Retail credit cards[2]	1,085	1,010	1,040	1,071	1,184	1,339
Retail other	84	73	78	83	97	113
Corporate loans[2]	453	359	390	428	576	867
Stage 2 Coverage (%)
Retail mortgages	0.2	0.1	0.1	0.1	0.3	0.6
Retail credit cards	21.7	21.3	21.1	21.5	22.9	24.6
Retail other	5.0	4.7	4.8	4.9	5.3	5.6
Corporate loans	2.4	2.1	2.2	2.3	2.7	3.3
Stage 3 Model Exposure (£m)[3]
Retail mortgages	1,617	1,617	1,617	1,617	1,617	1,617
Retail credit cards[2]	2,229	2,229	2,229	2,229	2,229	2,229
Retail other	185	185	185	185	185	185
Corporate loans[2]	3,658	3,658	3,658	3,658	3,658	3,658
Stage 3 Model ECL (£m)
Retail mortgages	44	31	34	38	62	105
Retail credit cards[2]	1,642	1,596	1,621	1,645	1,686	1,721
Retail other	67	66	66	67	68	69
Corporate loans[2,4]	66	62	63	64	72	80
Stage 3 Coverage (%)
Retail mortgages	2.7	1.9	2.1	2.4	3.8	6.5
Retail credit cards	73.7	71.6	72.7	73.8	75.6	77.2
Retail other	36.2	35.7	35.7	36.2	36.8	37.3
Corporate loans[4]	1.8	1.7	1.7	1.7	2.0	2.2
Total Model ECL (£m)
Retail mortgages	81	42	50	63	136	294
Retail credit cards[2]	3,290	3,114	3,187	3,261	3,513	3,821
Retail other	189	174	180	188	204	225
Corporate loans[2,4]	768	633	677	728	947	1,326
Total Model ECL	4,328	3,963	4,094	4,240	4,800	5,666

Barclays PLC	46

Credit Risk

Reconciliation to total ECL	£m
Total weighted model ECL	4,328
ECL from individually assessed exposures[4]	882
ECL from benchmarked exposures and others[5]	452
ECL from debt securities at amortised cost	20
ECL from post model management adjustments	287
Of which: ECL from economic uncertainty adjustments	74
Total ECL	5,969
1Model exposures are allocated to a stage based on an individual scenario rather than a probability-weighted approach as required for Barclays reported impairment allowances. As a result, it is not possible to back solve the final reported weighted ECL from individual scenarios given balances may be assigned to a different stage dependent on the scenario.
2Model exposures and ECL reported within Retail credit cards and Corporate loans exclude the AA portfolio within USCB, the sale of which was completed in April 2026.
3Model exposures allocated to Stage 3 do not change in any of the scenarios as the transition criteria relies only on observable evidence of default as at 30 June 2026 and not on the macroeconomic scenario.
4Material corporate loan defaults are individually assessed across different recovery strategies. As a result, ECL of £882m is reported as an individually assessed impairment in the reconciliation table.
5ECL from benchmarked exposures and others includes ECL on Tesco Bank of £430m calculated using a benchmarked approach based on UK cards and UK retail loans. The sensitivity of these exposures would materially reflect the sensitivity of the benchmarked model.
The use of five scenarios with associated weightings results in a total weighted ECL uplift from the Baseline ECL of 2.1%.
Retail mortgages: Total weighted ECL of £81m represents a 28.6% increase over the Baseline ECL (£63m). Total ECL increases to £294m under the Downside 2 scenario, driven by a fall in UK HPI.
Retail credit cards: Total weighted ECL of £3,290m represents a 0.9% increase over the Baseline ECL (£3,261m). Total ECL increases to £3,821m under the Downside 2 scenario, driven by an increase in UK and US unemployment rate.
Retail other: Total weighted ECL of £189m represents a 0.5% increase over the Baseline ECL (£188m). Total ECL increases to
£225m under the Downside 2 scenario, largely driven by an increase in UK unemployment rate.
Corporate loans: Total weighted ECL of £768m represents a 5.5% increase over the Baseline ECL (£728m). Total ECL increases to £1,326m under the Downside 2 scenario, driven by a decrease in UK and US GDP.

Barclays PLC	47

Credit Risk

	Scenarios
As at 31.12.25	Weighted[1]	Upside 2	Upside 1	Baseline	Downside 1	Downside 2
Stage 1 Model Exposure (£m)
Retail mortgages	149,004	151,314	150,144	148,760	146,786	144,360
Retail credit cards[2]	61,320	61,096	61,204	61,325	61,569	61,724
Retail other	6,260	6,378	6,326	6,268	6,106	5,927
Corporate loans[2]	220,292	222,057	221,337	220,646	218,634	213,827
Stage 1 Model ECL (£m)
Retail mortgages	3	1	2	2	6	13
Retail credit cards[2]	561	523	541	561	599	637
Retail other	32	30	31	31	35	38
Corporate loans[2]	231	201	212	221	274	329
Stage 1 Coverage (%)
Retail mortgages	—	—	—	—	—	—
Retail credit cards	0.9	0.9	0.9	0.9	1.0	1.0
Retail other	0.5	0.5	0.5	0.5	0.6	0.6
Corporate loans	0.1	0.1	0.1	0.1	0.1	0.2
Stage 2 Model Exposure (£m)
Retail mortgages	13,586	11,276	12,446	13,830	15,804	18,230
Retail credit cards[2]	5,307	5,133	5,224	5,301	5,478	5,759
Retail other	1,164	1,046	1,098	1,156	1,318	1,497
Corporate loans[2]	18,172	16,264	17,037	17,836	19,979	24,927
Stage 2 Model ECL (£m)
Retail mortgages	16	6	8	11	33	79
Retail credit cards[2]	1,183	1,099	1,138	1,175	1,277	1,415
Retail other	81	67	72	77	102	134
Corporate loans[2]	477	383	415	454	604	879
Stage 2 Coverage (%)
Retail mortgages	0.1	0.1	0.1	0.1	0.2	0.4
Retail credit cards	22.3	21.4	21.8	22.2	23.3	24.6
Retail other	7.0	6.4	6.6	6.7	7.7	9.0
Corporate loans	2.6	2.4	2.4	2.5	3.0	3.5
Stage 3 Model Exposure (£m)[3]
Retail mortgages	1,621	1,621	1,621	1,621	1,621	1,621
Retail credit cards[2]	2,158	2,158	2,158	2,158	2,158	2,158
Retail other	128	128	128	128	128	128
Corporate loans[2]	3,650	3,650	3,650	3,650	3,650	3,650
Stage 3 Model ECL (£m)
Retail mortgages	43	32	35	38	59	98
Retail credit cards[2]	1,592	1,548	1,573	1,596	1,632	1,663
Retail other	79	76	77	77	80	87
Corporate loans[2,4]	60	57	57	59	64	71
Stage 3 Coverage (%)
Retail mortgages	2.7	2.0	2.2	2.3	3.6	6.0
Retail credit cards	73.8	71.7	72.9	74.0	75.6	77.1
Retail other	61.7	59.4	60.2	60.2	62.5	68.0
Corporate loans[4]	1.6	1.6	1.6	1.6	1.8	1.9
Total Model ECL (£m)
Retail mortgages	62	39	45	51	98	190
Retail credit cards	3,336	3,170	3,252	3,332	3,508	3,715
Retail other	192	173	180	185	217	259
Corporate loans[2,4]	768	641	684	734	942	1,279
Total Model ECL	4,358	4,023	4,161	4,302	4,765	5,443

Barclays PLC	48

Credit Risk

Reconciliation to total ECL	£m
Total weighted model ECL	4,358
ECL from individually assessed exposures[4]	672
ECL from benchmarked exposures and others[5]	542
ECL from debt securities at amortised cost	22
ECL from held for sale assets (AA portfolio)	(235)
ECL from post model management adjustments	368
Of which: ECL from economic uncertainty adjustments	114
Total ECL	5,727
1Model exposures are allocated to a stage based on an individual scenario rather than a probability-weighted approach as required for Barclays reported impairment allowances. As a result, it is not possible to back solve the final reported weighted ECL from individual scenarios given balances may be assigned to a different stage dependent on the scenario.
2Model exposure and ECL reported within Retail credit cards and Corporate loans continue to include the AA portfolio within USCB, classified as assets held for sale.
3Model exposures allocated to Stage 3 do not change in any of the scenarios as the transition criteria relies only on observable evidence of default as at 31 December 2025 and not on the macroeconomic scenario.
4Material corporate loan defaults are individually assessed across different recovery strategies. As a result, ECL of £672m is reported as an individually assessed impairment in the reconciliation table.
5ECL from benchmarked exposures and others includes ECL on Tesco Bank of £400m calculated using a benchmarked approach based on UK cards and UK retail loans. The sensitivity of these exposures would materially reflect the sensitivity of the benchmarked model.

Barclays PLC	49

Credit Risk
Analysis of specific portfolios and asset types
Secured home loans
The UK home loan portfolio primarily comprises first lien mortgages and accounts for 97% (December 2025: 97%) of the
Group’s total home loans balance.

	Barclays UK
Home loans principal portfolios	As at 30.06.26	As at 31.12.25
Gross loans and advances (£m)	176,772	172,415
>90 day arrears rate, excluding recovery book (%)	0.1	0.1
Annualised gross charge-off rates - 180 days past due (%)	0.5	0.5
Recovery book proportion of outstanding balances (%)	0.5	0.6
Recovery book impairment coverage ratio (%)[1]	4.3	4.3

Average marked to market LTV
Balance weighted %	56.5	55.2
Valuation weighted %	42.7	41.5

New lending	Half year ended 30.06.26	Half year ended 30.06.25
New home loan bookings (£m)	17,654	15,448
New home loan proportion > 90% LTV (%)	4.4	1.6
Average LTV on new home loans: balance weighted (%)	70.2	69.5
Average LTV on new home loans: valuation weighted (%)	62.2	60.7
1Recovery Book Impairment Coverage Ratio for 31.12.25 excludes Kensington Mortgages Company.
Home loans principal portfolios – distribution of balances by LTV1

	Distribution of balances				Distribution of impairment allowance				Coverage ratio
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Barclays UK	%	%	%	%	%	%	%	%	%	%	%	%
As at 30.06.26
<=75%	71.0	6.7	0.9	78.6	4.7	15.4	43.7	63.8	—	0.1	2.5	—
>75% and <=90%	18.1	1.1	0.1	19.3	6.2	7.9	9.8	23.9	—	0.4	6.5	0.1
>90% and <=100%	2.0	0.1	—	2.1	1.5	0.7	6.0	8.2	—	0.7	21.0	0.2
>100%	—	—	—	—	—	0.1	4.0	4.1	0.1	2.7	37.3	8.0
As at 31.12.25
<=75%	73.4	6.9	0.9	81.2	3.3	14.1	49.9	67.3	—	0.1	2.5	—
>75% and <=90%	16.0	1.0	0.1	17.1	4.3	6.3	11.7	22.3	—	0.3	7.3	0.1
>90% and <=100%	1.7	—	—	1.7	0.8	0.5	5.4	6.7	—	0.7	22.7	0.2
>100%	—	—	—	—	—	0.1	3.6	3.7	—	2.9	31.3	5.9
1Portfolio marked to market based on the most updated valuation including recovery book balances. Updated valuations reflect the application of the latest HPI available as at 30 June 2026.
New home loan bookings increased 14.3% to £17.7bn (H125: £15.4bn), reflecting a larger share of a larger mortgage market. Demand for >90% LTV lending increased within the Group’s established risk appetite.

Barclays PLC	50

Credit Risk
Retail credit cards and Retail other
The principal portfolios listed below accounted for 91% (December 2025: 91%) of the Group’s total retail credit cards and retail other.

Principal portfolios	Gross exposure	30 day arrears rate, excluding recovery book	90 day arrears rate, excluding recovery book	Annualised gross write- off rate	Annualised net write-off rate
As at 30.06.26	£m	%	%	%	%
Barclays UK
UK cards[1]	17,468	0.9	0.3	1.6	1.4
UK personal loans[1]	8,860	1.2	0.5	1.7	1.6
Barclays Partner Finance	814	1.0	0.6	1.5	1.5
Barclays US Consumer Bank
US cards	23,634	2.9	1.6	4.0	3.8

As at 31.12.25
Barclays UK
UK cards[1]	17,169	0.8	0.2	1.0	0.8
UK personal loans[1]	8,515	1.1	0.5	0.7	0.6
Barclays Partner Finance	1,210	0.7	0.3	1.2	1.2
Barclays US Consumer Bank
US cards[2]	29,100	3.0	1.6	3.4	3.2
1Includes Tesco Bank. Tesco Bank arrears rates are calculated using POCI balances adjusted to fair value.
2Includes AA portfolio in USCB, classified as held for sale (see table below).
UK cards: Gross exposure increased from £17.2bn to £17.5bn following a growth in spend and new promotional balance lending. 30 and 90 day arrears rates remained broadly stable at 0.9% (2025: 0.8%) and 0.3% (2025: 0.2%) respectively.
Gross and net write-off rates increased to 1.6% (2025: 1.0%) and 1.4% (2025: 0.8%) respectively, reflecting sufficient maturing of the Tesco default book, post-acquisition, for accounts to qualify for write-off.
UK personal loans: Gross exposure increased from £8.5bn to £8.9bn due to growth in new lending. 30 and 90 day arrears rates remained stable at 1.2% (2025: 1.1%) and 0.5% (2025: 0.5%) respectively. Gross and net write off rates increased to
1.7% (2025: 0.7%) and 1.6% (2025: 0.6%) respectively, reflecting sufficient maturing of the Tesco default book, post-
acquisition, for accounts to qualify for write-off.
Barclays Partner Finance: 30 and 90 day arrears rates increased to 1.0% (2025: 0.7%) and 0.6% (2025: 0.3%) respectively as total exposure reduced to £0.8bn (2025: £1.2bn) due to a strategic decision to reduce the number of active partner businesses. Both annualised gross and net write off rates increased to 1.5% (2025: 1.2%) following the reduction in gross exposure.
US cards: 30 day arrears rates decreased slightly to 2.9% (2025: 3.0%) following the expected impact of seasonality. Gross and net write off rates increased to 4.0% (2025: 3.4%) and 3.8% (2025: 3.2%) respectively reflecting the impact of the exit of the AA portfolio in the period.

Retail Credit Cards and Retail Other held for sale	Gross exposure	30 day arrears rate, excluding recovery book	90 day arrears rate, excluding recovery book	Annualised gross write- off rate	Annualised net write-off rate
As at 31.12.25	£m	%	%	%	%
Barclays US Consumer Bank	5,988	1.8	0.9	2.1	1.9

Barclays PLC	51

Credit Risk
Assets held for sale
The prior period presents gross loans and advances and the related impairment allowance for the AA portfolio in USCB classified as assets held for sale in the condensed consolidated balance sheet. The sale of this portfolio was completed on 24
April 2026.

Loans and advances by product
	Stage 1			Stage 2			Stage 3			Total
	Gross	ECL	Coverage	Gross	ECL	Coverage	Gross	ECL	Coverage	Gross	ECL	Coverage
As at 31.12.25	£m	£m	%	£m	£m	%	£m	£m	%	£m	£m	%
Retail credit cards - US	5,468	65	1.2	466	124	26.6	54	44	81.5	5,988	233	3.9
Corporate loans - US	43	1	2.3	6	2	33.3	—	—	—	49	3	6.1
Total Rest of the World	5,511	66	1.2	472	126	26.7	54	44	81.5	6,037	236	3.9

Management adjustments to models for impairment allowance presented by product
	Impairment allowance pre management adjustments	Economic uncertainty adjustments[1]	Other adjustments	Management adjustments	Total impairment allowance	Proportion of Management adjustments to total impairment allowance

As at 31.12.25	£m	£m	£m	£m	£m	%
Retail credit cards - US	232	5	—	5	237	2.1
Corporate loans - US	3	—	—	—	3	—
Total Rest of the World	235	5	—	5	240	2.1
1Reflects a Stage 2 adjustment for elevated US macroeconomic uncertainty; with impacts yet to materialise in consumer behaviour.

Barclays PLC	52

Market Risk
Analysis of management value at risk (VaR)
The table below shows the total management VaR on a diversified basis by risk factor. Total management VaR includes all trading positions in the Group and it is calculated with a one-day holding period. VaR limits are applied to total management VaR and by risk factor. Additionally, the market risk management function applies VaR sub-limits to material businesses and trading desks.
Management VaR (95%) by risk factor

	Half year ended 30.06.26			Half year ended 31.12.25			Half year ended 30.06.25
	Average	High	Low	Average	High	Low	Average	High	Low
	£m	£m	£m	£m	£m	£m	£m	£m	£m
Credit risk	17	20	14	14	21	11	16	20	13
Interest rate risk	13	22	5	15	23	6	15	25	5
Equity risk	7	11	4	6	10	4	8	14	5
Basis risk	6	8	4	6	9	4	5	7	4
Spread risk	4	6	3	5	6	3	5	7	4
Foreign exchange risk	7	13	4	6	10	3	4	7	3
Commodity risk	1	2	—	—	1	—	—	1	—
Inflation risk	4	6	3	5	6	4	5	8	3
Diversification effect[1]	(39)	n/a	n/a	(39)	n/a	n/a	(39)	n/a	n/a
Total management VaR	20	29	13	18	26	8	19	30	10

1Diversification effects recognise that forecast losses from different assets or businesses are unlikely to occur concurrently, hence the expected aggregate loss is lower than the sum of the expected losses from each area. Historical correlations between losses are taken into account in making these assessments. The high and low VaR figures reported for each category did not necessarily occur on the same day as the high and low total management VaR. Consequently, a diversification effect balance for the high and low VaR figures would not be meaningful and is therefore omitted from the above table.
Average Management VaR remained relatively stable at £20m (H225: £18m) driven by a small increase in credit risk, partially offset by a slight decrease in interest rate risk.

Barclays PLC	53

Treasury and Capital Risk
The Group has established a comprehensive set of policies, standards and controls for managing its liquidity risk; together these set out the requirements for Barclays’ liquidity risk framework. The liquidity risk framework meets the PRA standards and enables Barclays to maintain liquidity resources that are sufficient in amount and quality, and a funding profile that is appropriate to meet the Group’s Liquidity Risk Appetite. The liquidity risk framework is delivered via a combination of policy formation, review and challenge, governance, analysis, stress testing, limit setting and monitoring.
Liquidity risk stress testing
The Internal Liquidity Stress Tests (ILST) measure the potential contractual and contingent stress outflows under a range of scenarios, which are then used to determine the size of the liquidity pool that is immediately available to meet anticipated outflows if a stress occurs. The short-term scenarios include a 30 day Barclays-specific stress event, a 90 day market-wide stress event and a 30 day combined scenario consisting of both a Barclays specific and market-wide stress event. The Group also runs a liquidity stress test which measures the anticipated outflows over a 12 month market-wide scenario.
The LCR requirement takes into account the relative stability of different sources of funding and potential incremental funding requirements in a stress. The LCR is designed to promote short-term resilience of a bank’s liquidity risk profile by holding sufficient high quality liquid assets to survive an acute stress scenario lasting for 30 days.
Barclays implemented a new methodology for calculating net stress outflows related to secured financing transactions in the LCR. This change materialised from June 2025, with the Group headline ratio contracting over time from previously elevated levels whilst remaining broadly within ranges reported over recent years. The revised methodology models a more asymmetric unwind of client activity, resulting in a higher net outflow calculation. Barclays has always maintained, and intends to continue to maintain, a significant liquidity buffer which allows for this impact to be readily absorbed within the
Group surplus.
As at 30 June 2026 the average LCR was 157.7% (December 2025: 170.0%). The Group held eligible liquid assets in excess of 100% of net stress outflows as measured according to both its internal ILST and external regulatory requirements.

Liquidity coverage ratio[1]	As at 30.06.26	As at 31.12.25
	£bn	£bn
LCR Eligible High Quality Liquid Assets (HQLA)	321.2	321.4
Net stress outflows	(204.0)	(190.2)
Surplus	117.2	131.2

Liquidity coverage ratio	157.7%	170.0%
1Represents the average of the last 12 spot month end ratios. In June 2025, Barclays implemented a new methodology for calculating net stress outflows related to secured financing transactions in the liquidity coverage ratio.
Net Stable Funding Ratio
The external NSFR metric requires banks to maintain a stable funding profile taking into account both on and certain off-
balance sheet exposures over a medium to long term period. The ratio is defined as the Available Stable Funding (capital and certain liabilities which are treated as stable sources of funding) relative to the Required Stable Funding (a measure of assets on the balance sheet and certain off-balance sheet exposures which may require longer term funding). The NSFR (average of last four quarter ends) as at 30 June 2026 was 135.8%, which was a surplus above the regulatory requirement of
£171.7bn.

Net Stable Funding Ratio[2]	As at 30.06.26	As at 31.12.25
	£bn	£bn
Total Available Stable Funding	650.9	639.4
Total Required Stable Funding	479.2	473.1
Surplus	171.7	166.3

Net Stable Funding Ratio	135.8%	135.2%
2Represents average of the last four spot quarter end ratios.
As part of the liquidity risk appetite, Barclays establishes minimum LCR, NSFR and internal liquidity stress test limits. Risks to market funding conditions, the Group’s liquidity position and funding profile are assessed continuously, and actions are taken to manage the size of the liquidity pool and the funding profile as appropriate.

Barclays PLC	54

Treasury and Capital Risk

Composition of the Group liquidity pool
	LCR eligible[1] High Quality Liquid Assets (HQLA)					Liquidity pool
	Cash	Level 1	Level 2A	Level 2B	Total	2026	2025
	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Cash and deposits with central banks[2]	237	—	—	—	237	255	237

Government bonds[3]
AAA to AA-	—	56	2	—	58	54	62
A+ to A-	—	14	—	—	14	14	14
BBB+ to BBB-	—	—	—	—	—	—	2
Total government bonds	—	70	2	—	72	68	78

Other
Government Guaranteed Issuers, PSEs and GSEs	—	4	—	—	4	8	7
International Organisations and MDBs	—	8	—	—	8	7	7
Covered bonds	—	5	4	—	9	8	8
Other	—	—	—	4	4	1	1
Total other	—	17	4	4	25	24	23

Total as at 30 June 2026	237	87	6	4	334	347
Total as at 31 December 2025	219	85	11	5	320		338
1The LCR eligible HQLA is adjusted under the Liquidity Coverage Ratio (CRR) Part of the PRA Rulebook for operational restrictions upon consolidation, such as trapped liquidity within Barclays subsidiaries. It also reflects differences in eligibility of assets between the LCR and
Barclays’ Liquidity Pool.
2Includes cash held at central banks and surplus cash at central banks related to payment schemes. Over 99.7% (December 2025: over 99.5%)
was placed with the Bank of England, US Federal Reserve, European Central Bank, Bank of Japan and Swiss National Bank.
3Of which over 85% (December 2025: over 85%) comprised UK, US, French, German, Japanese, Swiss and Dutch securities.
The Group liquidity pool was £346.7bn as at June 2026, an increase of £8.9bn versus December 2025 (December 2025:
£337.8bn).
In H1 2026, the month-end liquidity pool ranged from £321bn to £347bn (2025: £326bn to £352bn), and the month-end average balance was £332bn (2025: £337bn). The liquidity pool is held unencumbered and represents readily accessible funds to meet potential cash outflows during stress periods.
As at 30 June 2026, 70% (December 2025: 68%) of the liquidity pool was located in Barclays Bank PLC, 15% (December
2025: 17%) in Barclays Bank UK PLC and 8% (December 2025: 9%) in Barclays Bank Ireland PLC. The residual portion of the liquidity pool is held outside of these entities, predominantly in US subsidiaries, to meet entity-specific stress outflows and local regulatory requirements. To the extent the use of this residual portion of the liquidity pool is restricted due to local regulatory requirements, it is assumed to be unavailable to the rest of the Group in calculating the LCR.
The composition of the pool is subject to limits set by the Board and the second-line liquidity, credit and market risk functions. In addition, the investment of the liquidity pool is monitored for concentration by issuer, currency and asset type.
Given returns generated by these highly liquid assets, the risk and reward profile is continuously managed.

Barclays PLC	55

Treasury and Capital Risk
Deposit funding

	As at 30.06.26			As at 31.12.25
	Loans and advances, debt securities at amortised cost	Deposits at amortised cost[2]	Loan: deposit ratio[1]	Loan: deposit ratio[1]
Funding of loans and advances	£bn	£bn	%	%
Barclays UK	238	246	97	94
Barclays UK Corporate Bank	31	89	35	34
Barclays Private Bank and Wealth Management	15	73	21	21
Barclays Investment Bank	136	162	84	83
Barclays US consumer Bank	22	25	88	92
Head Office	3	—
Barclays Group	445	594	75	73
1The loan: deposit ratio is calculated as loans and advances at amortised cost and debt securities at amortised cost divided by deposits at amortised cost.
2Totals may not sum due to rounding.
Funding structure and funding relationships
The basis for sound liquidity risk management is a funding structure that reduces the probability of a liquidity stress leading to an inability to meet funding obligations as they fall due. The Group’s overall funding strategy is to develop a diversified funding base (geographically, by type and by counterparty) and maintain access to a variety of alternative funding sources, to provide protection against unexpected fluctuations, while minimising the cost of funding.
Within this, the Group aims to align the sources and uses of funding. As such, retail and corporate loans and advances are largely funded by deposits in the relevant entities, with the surplus primarily funding the liquidity pool. The majority of reverse repurchase agreements are matched by repurchase agreements. Derivative liabilities and assets are largely matched.
A substantial proportion of balance sheet derivative positions qualify for counterparty netting and the remaining portions are largely offset when netted against cash collateral received and paid. Wholesale debt and equity is used to fund residual assets.
These funding relationships as at 30 June 2026 are summarised below:

	As at 30.06.26	As at 31.12.25		As at 30.06.26	As at 31.12.25
Assets	£bn	£bn	Liabilities and equity	£bn	£bn
Loans and advances at amortised cost[1]	418	400	Deposits at amortised cost	594	586
Group liquidity pool	347	338	<1 Year wholesale funding	89	84
			>1 Year wholesale funding	147	136
Reverse repurchase agreements, trading portfolio assets, cash collateral and settlement balances	567	471	Repurchase agreements, trading portfolio liabilities, cash collateral and settlement balances	458	359
Derivative financial instruments	304	252	Derivative financial instruments	292	241
Other assets[2]	94	83	Other liabilities	70	60
			Equity	80	78
Total assets	1,730	1,544	Total liabilities and equity	1,730	1,544
1Adjusted for liquidity pool debt securities reported at amortised cost of £27bn (December 2025: £30bn).
2Other assets include fair value assets that are not part of reverse repurchase agreements or trading portfolio assets, and other asset categories.

Barclays PLC	56

Treasury and Capital Risk
Composition of wholesale funding
Wholesale funding outstanding (excluding repurchase agreements) was £236.0bn (December 2025: £220.1bn). In H126, the Group issued £9.9bn1 of MREL eligible instruments from Barclays PLC (the Parent company) in a range of tenors and currencies, completing the targeted 2026 MREL issuance plan within H126.
Our operating companies also access wholesale funding markets to maintain their stable and diversified funding bases.
Barclays Bank PLC continued to issue in the shorter-term and medium-term notes markets. In addition, Barclays Bank UK
PLC continued to issue in the shorter-term markets and maintains active secured funding programmes.
Wholesale funding of £88.7bn (December 2025: £83.9bn) matures in less than one year, representing 38% (December
2025: 38%) of total wholesale funding outstanding. This includes £32.6bn (December 2025: £28.4bn) related to term funding2.

Maturity profile of wholesale funding[3,4]
	<1 month	1-3 months	3-6 months	6-12 months	<1 year	1-2 years	2-3 years	3-4 years	4-5 years	>5 years	Total
	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Barclays PLC (the Parent company)
Senior unsecured (Public benchmark)	—	—	—	1.2	1.2	6.9	6.8	9.3	5.9	29.1	59.2
Senior unsecured (Privately placed)	—	—	—	—	—	—	—	0.2	0.1	0.8	1.1
Subordinated liabilities	—	—	—	—	—	1.5	—	1.1	—	6.8	9.4
Barclays Bank Group
Senior unsecured (Public benchmark)	—	—	—	—	—	1.5	1.1	—	—	—	2.6
Senior unsecured (Privately placed)[5]	2.8	4.6	7.7	14.9	30.0	14.6	14.1	8.6	8.2	23.7	99.2
Certificates of deposit and commercial paper	2.0	8.5	19.4	13.1	43.0	—	—	—	—	—	43.0
Asset backed commercial paper	4.2	4.5	0.5	—	9.2	—	—	—	—	—	9.2
Asset backed securities	—	0.1	—	0.8	0.9	0.3	1.1	—	0.1	2.1	4.5
Subordinated liabilities	—	0.4	—	0.1	0.5	0.2	—	—	—	0.3	1.0
Barclays Bank UK Group
Senior unsecured (Privately placed)	—	—	—	—	—	—	—	—	0.1	0.1	0.2
Certificates of deposit and commercial paper	3.6	—	—	—	3.6	—	—	—	—	—	3.6
Covered bonds	—	—	—	—	—	0.5	0.7	0.7	—	0.1	2.0
Asset backed securities	—	—	0.3	—	0.3	—	—	—	—	—	0.3
Subordinated liabilities	—	—	—	—	—	—	—	—	—	0.7	0.7
Total as at 30 June 2026	12.6	18.1	27.9	30.1	88.7	25.5	23.8	19.9	14.4	63.7	236.0
Of which secured	4.2	4.6	0.8	0.8	10.4	0.8	1.8	0.7	0.1	2.9	16.7
Of which unsecured	8.4	13.5	27.1	29.3	78.3	24.7	22.0	19.2	14.3	60.8	219.3

Total as at 31 December 2025	10.4	17.0	31.5	25.0	83.9	21.2	22.7	19.3	13.8	59.2	220.1
Of which secured	2.3	8.9	1.8	0.3	13.3	0.7	1.5	0.7	0.7	3.5	20.4
Of which unsecured	8.1	8.1	29.7	24.7	70.6	20.5	21.2	18.6	13.1	55.7	199.7
1Includes £0.5bn of AT1
2Term funding comprises public benchmark and privately placed senior unsecured notes, covered bonds, asset-backed securities and subordinated debt where the original maturity of the instrument is more than 1 year.
3The composition of wholesale funds comprises the balance sheet reported financial liabilities at fair value, debt securities in issue and subordinated liabilities. It does not include participation in the central bank facilities reported within repurchase agreements and other similar secured borrowing.
4Excludes £0.5bn of AT1
5Includes structured notes of £84.5bn, of which £27.0bn matures within one year.

Barclays PLC	57

Treasury and Capital Risk
Regulatory minimum requirements
Capital
As at 30 June 2026, the Group’s Overall Capital Requirement for CET1, excluding any applicable PRA buffer, was 12.2% and comprised a 4.5% Pillar 1 minimum, a 2.5% Capital Conservation Buffer (CCB), a 1.5% Global Systemically Important
Institution (G-SII) buffer, a 2.7% Pillar 2A requirement and a 1.0% Countercyclical Capital Buffer (CCyB).
The Group’s CCyB is based on the buffer rate applicable for each jurisdiction in which the Group has exposures. The buffer rates set by other national authorities for non-UK exposures are not currently material.
The Group’s Pillar 2A requirement is 4.8% with at least 56.25% to be met with CET1 capital, equating to 2.7% of RWAs. The
Pillar 2A requirement, based on a point in time assessment, has been set as a proportion of RWAs and is subject to at least annual review.
The Group’s CET1 target ratio of 13-14% takes into account minimum capital requirements and applicable buffers. The
Group remains above its minimum capital regulatory requirements and applicable buffers.
Leverage
As at 30 June 2026, the Group was subject to a UK leverage ratio requirement of 4.1%. This comprised the 3.25% minimum requirement, a G-SII additional leverage ratio buffer (G-SII ALRB) of 0.53% and a countercyclical leverage ratio buffer (CCLB)
of 0.3%. The Group is also required to disclose an average UK leverage ratio which is based on capital on the last day of each month in the quarter and an exposure measure for each day in the quarter.
MREL
As at 30 June 2026, the Group was required to meet the higher of: (i) two times the sum of 8% Pillar 1 and 4.8% Pillar 2A equating to 25.5% of RWAs; and (ii) 6.75% of leverage exposures. CET1 capital cannot be counted towards both MREL and the buffers, meaning that the buffers, including any applicable PRA buffer, will effectively be applied above MREL requirements.
Significant regulatory updates in the period
In January 2026, the PRA confirmed the final implementation timetable for the UK Basel 3.1 framework. The PRA’s final rules reaffirm that Basel 3.1 will be implemented from 1 January 2027.
The PRA also confirmed its approach to the Fundamental Review of the Trading Book (FRTB), under which implementation of the Internal Models Approach (IMA) will be deferred to 1 January 2028, while all other FRTB components will take effect from 1 January 2027.

Barclays PLC	58

Treasury and Capital Risk

Capital ratios	As at 30.06.26	As at 31.03.26	As at 31.12.25
CET1	14.3%	14.1%	14.3%
T1	18.0%	17.5%	17.9%
Total regulatory capital	20.3%	19.7%	20.4%
MREL ratio as a percentage of total RWAs	36.7%	35.4%	35.8%

Own funds and eligible liabilities	£m	£m	£m
Total equity excluding non-controlling interests per the balance sheet	79,358	76,668	77,784
Less: other equity instruments (recognised as AT1 capital)	(13,275)	(12,714)	(12,725)
Adjustment to retained earnings for foreseeable ordinary share dividends	(1,000)	(500)	(778)
Adjustment to retained earnings for foreseeable repurchase of shares	—	(507)	(271)
Adjustment to retained earnings for foreseeable other equity coupons	(38)	(45)	(36)

Other regulatory adjustments and deductions
Additional value adjustments (PVA)	(2,086)	(2,103)	(1,956)
Goodwill and intangible assets	(8,845)	(8,327)	(8,255)
Deferred tax assets that rely on future profitability excluding temporary differences	(892)	(958)	(1,069)
Fair value reserves related to gains or losses on cash flow hedges	1,548	2,147	666
Excess of expected losses over impairment	(505)	(446)	(436)
Gains or losses on liabilities at fair value resulting from own credit	577	507	904
Defined benefit pension fund assets	(2,407)	(2,352)	(2,398)
Direct and indirect holdings by an institution of own CET1 instruments	(6)	(7)	(14)
Other regulatory adjustments	(186)	(144)	(346)
CET1 capital	52,243	51,219	51,070

AT1 capital
Capital instruments and related share premium accounts	13,286	12,758	12,758
Other regulatory adjustments and deductions	(10)	(44)	(33)
AT1 capital	13,275	12,714	12,725

T1 capital	65,519	63,933	63,795

T2 capital
Capital instruments and related share premium accounts	8,479	7,937	8,835
Qualifying T2 capital (including minority interests) issued by subsidiaries	49	53	55
Other regulatory adjustments and deductions	(118)	(134)	(71)
Total regulatory capital	73,929	71,789	72,614

Less : Ineligible T2 capital (including minority interests) issued by subsidiaries	(49)	(53)	(55)
Eligible liabilities	59,973	57,113	55,106
Total own funds and eligible liabilities[1]	133,852	128,850	127,665

Total RWAs	364,764	364,462	356,774
1As at 30 June 2026, the Group's MREL requirement, excluding any applicable PRA buffer, was to hold £111.4bn of own funds and eligible liabilities equating to 30.5% of RWAs. The Group remains above its MREL regulatory requirement including any applicable PRA buffer.

Barclays PLC	59

Treasury and Capital Risk

Movement in CET1 capital	Three months ended 30.06.26	Six months ended 30.06.26
	£m	£m
Opening CET1 capital	51,219	51,070

Profit for the period attributable to equity holders	2,503	4,678
Own credit relating to derivative liabilities	26	8
Ordinary share dividends paid and foreseen	(500)	(1,000)
Purchased and foreseeable share repurchase	(500)	(1,500)
Other equity coupons paid and foreseen	(236)	(489)
Increase in retained regulatory capital generated from earnings	1,293	1,697

Net impact of share schemes	274	(109)
Fair value through other comprehensive income reserve	140	101
Currency translation reserve	(134)	219
Other reserves	(3)	(8)
Increase in other qualifying reserves	277	203

Pension remeasurements within reserves	41	(24)
Defined benefit pension fund asset deduction	(55)	(9)
Net impact of pensions	(14)	(33)

Additional value adjustments (PVA)	16	(131)
Goodwill and intangible assets	(519)	(590)
Deferred tax assets that rely on future profitability excluding those arising from temporary differences	66	177
Excess of expected loss over impairment	(59)	(69)
Direct and indirect holdings by an institution of own CET1 instruments	1	8
Other regulatory adjustments	(37)	(89)
Decrease in regulatory capital due to adjustments and deductions	(532)	(694)

Closing CET1 capital	52,243	52,243
CET1 capital increased by £1.2bn to £52.2bn (December 2025: £51.1bn). Significant movements in the period were:
•£4.7bn of capital generated from profit partially offset by distributions of £3.0bn comprising:
–£1.5bn completed share buybacks announced with FY25 and Q126 results
–£1.0bn accrual towards the total 2026 dividend
–£0.5bn of equity coupons paid and foreseen
•£0.2bn increase in other qualifying reserves including a £0.2bn increase in the currency translation reserve as a result of foreign exchange movements
•£0.7bn decrease due to regulatory adjustments and deductions including £0.6bn of goodwill and intangibles deductions primarily driven by the Best Egg acquisition

Barclays PLC	60

Treasury and Capital Risk

RWAs by risk type and business
	Credit risk		Counterparty credit risk				Market Risk		Operational risk	Total RWAs
	STD	IRB	STD	IRB	Settlement Risk	CVA	STD	IMA
As at 30.06.26	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Barclays UK	16,987	57,919	118	9	—	33	135	—	13,804	89,005
Barclays UK Corporate Bank	3,866	18,522	97	260	—	3	16	274	3,530	26,568
Barclays Private Bank & Wealth Management	5,002	570	128	25	—	11	37	185	2,062	8,020
Barclays Investment Bank	44,721	51,050	25,723	22,591	336	2,566	12,110	19,772	25,275	204,144
Barclays US Consumer Bank	17,894	1,016	—	—	—	—	—	—	5,394	24,304
Head Office	5,538	5,883	1	4	—	—	175	32	1,090	12,723
Barclays Group	94,008	134,960	26,067	22,889	336	2,613	12,473	20,263	51,155	364,764

As at 31.03.26
Barclays UK	16,737	56,662	117	9	—	37	118	—	13,804	87,484
Barclays UK Corporate Bank	4,097	18,921	87	267	—	3	19	330	3,530	27,254
Barclays Private Bank & Wealth Management	5,020	678	124	30	1	11	32	225	2,062	8,183
Barclays Investment Bank	42,919	51,782	24,119	21,504	243	2,522	11,978	21,380	25,275	201,722
Barclays US Consumer Bank	21,158	1,017	—	—	—	—	—	—	5,394	27,569
Head Office	5,441	5,482	—	—	—	—	237	—	1,090	12,250
Barclays Group	95,372	134,542	24,447	21,810	244	2,573	12,384	21,935	51,155	364,462

As at 31.12.25
Barclays UK	16,731	55,037	132	8	—	43	177	—	13,697	85,825
Barclays UK Corporate Bank	3,878	18,341	89	312	1	4	31	343	3,510	26,509
Barclays Private Bank & Wealth Management	4,981	580	112	19	—	11	39	240	2,054	8,036
Barclays Investment Bank	44,961	49,750	21,986	19,442	165	3,030	12,018	20,111	25,238	196,701
Barclays US Consumer Bank	21,050	1,004	—	1	—	—	—	—	5,393	27,448
Head Office	5,405	5,439	1	5	—	—	219	59	1,127	12,255
Barclays Group	97,006	130,151	22,320	19,787	166	3,088	12,484	20,753	51,019	356,774

Movement analysis of RWAs	Credit risk	Counterparty credit risk	Market risk	Operational risk	Total RWAs
	£m	£m	£m	£m	£m
RWAs as at 31.12.25	227,157	45,361	33,237	51,019	356,774
Book size	3,849	5,944	(680)	136	9,249
Acquisitions and disposals	(3,192)	—	—	—	(3,192)
Book quality	462	271	—	—	733
Model updates	—	—	—	—	—
Methodology and policy	(174)	29	—	—	(145)
Foreign exchange movements[1]	866	300	179	—	1,345
Total RWA movements	1,811	6,544	(501)	136	7,990
RWAs as at 30.06.26	228,968	51,905	32,736	51,155	364,764
1Foreign exchange movements does not include the impact of foreign exchange for modelled market risk or operational risk.
Total RWAs increased £8.0bn to £364.8bn (Dec 2025: £356.8bn) primarily driven by:
Credit risk RWAs increased £1.8bn:
•A £3.8bn increase in book size primarily reflecting lending growth in UK businesses; partially offset by
•A £3.2bn decrease in acquisitions and disposals reflecting the net impact of the AA portfolio exit and the Best Egg acquisition
Counterparty credit risk RWAs increased £6.5bn primarily driven by higher activity in Global Markets

Barclays PLC	61

Treasury and Capital Risk

Leverage ratios	As at 30.06.26	As at 31.03.26	As at 31.12.25
	£m	£m	£m
UK leverage ratio[1]	4.9%	4.8%	5.1%
T1 capital	65,519	63,933	63,795
UK leverage exposure	1,345,596	1,321,321	1,247,313
Average UK leverage ratio	4.6%	4.6%	4.7%
Average T1 capital	63,787	63,239	63,277
Average UK leverage exposure	1,393,843	1,373,842	1,358,364
1Although the leverage ratio is expressed in terms of T1 capital, the leverage ratio buffers and 75% of the minimum requirement must be covered solely with CET1 capital. The CET1 capital held against the 0.53% G-SII ALRB was £7.1bn and against the 0.3% CCLB was £4.0bn.
The UK leverage ratio decreased to 4.9% (December 2025: 5.1%) as the leverage exposure increased by £98.3bn to
£1,345.6bn (December 2025: £1,247.3bn). The increase in leverage exposure was primarily driven by higher trading activity in IB.

Barclays PLC	62

Condensed Consolidated Financial Statements

Condensed consolidated income statement (unaudited)
		Half year ended 30.06.26	Half year ended 30.06.25
	Notes[1]	£m	£m
Interest and similar income		17,447	18,264
Interest and similar expense		(9,789)	(11,242)
Net interest income		7,658	7,022
Fee and commission income	3	5,945	5,656
Fee and commission expense	3	(1,986)	(1,972)
Net fee and commission income	3	3,959	3,684
Net trading income		4,623	4,171
Net investment income/(expense)		4	(18)
Other income[2]		257	37
Total income		16,501	14,896

Staff costs	4	(5,670)	(5,254)
Infrastructure, administration and general expenses	5	(3,203)	(3,153)
UK regulatory levies		(84)	(96)
Litigation and conduct		(108)	(87)
Operating expenses		(9,065)	(8,590)

Share of post-tax results of associates and joint ventures		24	9
Profit before impairment		7,460	6,315
Credit impairment charges		(1,394)	(1,112)
Profit before tax		6,066	5,203
Tax charge		(1,369)	(1,173)
Profit after tax		4,697	4,030

Attributable to:
Shareholders of the parent		4,191	3,523
Other equity holders		487	484
Equity holders of the parent		4,678	4,007
Non-controlling interests		19	23
Profit after tax		4,697	4,030

Earnings per share
Basic earnings per ordinary share	6	30.7p	24.7p
Diluted earnings per ordinary share	6	29.8p	23.8p
1For Notes to the Financial Statements see pages 68 to 87.
2Other income includes c.£225m gain recognised on sale of the AA portfolio on 24 April 2026.

Barclays PLC	63

Condensed Consolidated Financial Statements

Condensed consolidated statement of comprehensive income (unaudited)
		Half year ended 30.06.26	Half year ended 30.06.25
	Notes[1]	£m	£m
Profit after tax		4,697	4,030

Other comprehensive (loss)/income that may be recycled to profit or loss:
Currency translation reserve
Currency translation differences		219	(1,568)
Tax		—	(3)
Fair value through other comprehensive income reserve
Net (losses)/gains from changes in fair value		(578)	1,268
Net losses transferred to net profit on disposal		57	68
Net release of impairment		—	(2)
Net gains/(losses) due to fair value hedging		662	(769)
Tax		(39)	(157)
Cash flow hedging reserve
Net (losses)/gains from changes in fair value		(1,837)	3,043
Net losses/(gains) transferred to net profit		618	(656)
Tax		337	(667)
Other comprehensive (loss)/income that may be recycled to profit or loss		(561)	557

Other comprehensive income/(loss) not recycled to profit or loss:
Retirement benefit remeasurements	13	(37)	(283)
Fair value through other comprehensive income reserve		(1)	—
Own credit		457	710
Tax		(110)	(111)
Other comprehensive income not recycled to profit or loss		309	316

Other comprehensive (loss)/income for the period		(252)	873

Total comprehensive income for the period		4,445	4,903

Attributable to:
Equity holders of the parent		4,426	4,880
Non-controlling interests		19	23
Total comprehensive income for the period		4,445	4,903
1For Notes to the Financial Statements see pages 68 to 87.

Barclays PLC	64

Condensed Consolidated Financial Statements

Condensed consolidated balance sheet (unaudited)
		As at 30.06.26	As at 31.12.25
Assets	Notes[1]	£m	£m
Cash and balances at central banks		245,859	229,752
Cash collateral and settlement balances		189,461	130,532
Debt securities at amortised cost		73,519	68,475
Loans and advances at amortised cost to banks		11,978	8,638
Loans and advances at amortised cost to customers		359,323	352,885
Reverse repurchase agreements and other similar secured lending at amortised cost		12,100	17,622
Trading portfolio assets		210,102	190,061
Financial assets at fair value through the income statement		213,100	186,857
Derivative financial instruments	8	303,602	252,459
Financial assets at fair value through other comprehensive income		83,012	74,394
Investments in associates and joint ventures		732	739
Goodwill and intangible assets	10	8,912	8,284
Property, plant and equipment		4,226	3,720
Current tax assets		222	276
Deferred tax assets		4,987	4,992
Retirement benefit assets	13	3,316	3,308
Assets included in a disposal group classified as held for sale	18	—	5,932
Other assets		5,907	5,239
Total assets		1,730,358	1,544,165

Liabilities
Deposits at amortised cost from banks		19,921	20,413
Deposits at amortised cost from customers		574,436	565,200
Cash collateral and settlement balances		182,142	117,583
Repurchase agreements and other similar secured borrowings at amortised cost		30,704	25,170
Debt securities in issue		126,837	119,033
Subordinated liabilities	11	11,098	12,954
Trading portfolio liabilities		78,405	57,737
Financial liabilities designated at fair value		321,925	294,108
Derivative financial instruments	8	291,785	240,808
Current tax liabilities		1,020	868
Deferred tax liabilities		13	13
Retirement benefit liabilities	13	266	265
Provisions	12	1,681	1,664
Other liabilities		10,314	10,113
Total liabilities		1,650,547	1,465,929

Equity
Called up share capital and share premium		4,186	4,178
Other equity instruments		13,275	12,725
Other reserves	14	1,493	1,628
Retained earnings		60,404	59,253
Total equity excluding non-controlling interests		79,358	77,784
Non-controlling interests		453	452
Total equity		79,811	78,236

Total liabilities and equity		1,730,358	1,544,165
1For Notes to the Financial Statements see pages 68 to 87.

Barclays PLC	65

Condensed Consolidated Financial Statements

Condensed consolidated statement of changes in equity (unaudited)
	Called up share capital and share premium[1,2]	Other equity instruments[3]	Other reserves[4]	Retained earnings	Total	Non- controlling interests	Total equity
Half year ended 30.06.2026	£m	£m	£m	£m	£m	£m	£m
Balance as at 1 January 2026	4,178	12,725	1,628	59,253	77,784	452	78,236
Profit after tax	—	487	—	4,191	4,678	19	4,697
Currency translation movements	—	—	219	—	219	—	219
Fair value through other comprehensive income reserve	—	—	101	—	101	—	101
Cash flow hedges	—	—	(882)	—	(882)	—	(882)
Retirement benefit remeasurements	—	—	—	(24)	(24)	—	(24)
Own credit	—	—	334	—	334	—	334
Total comprehensive income for the period	—	487	(228)	4,167	4,426	19	4,445
Employee share schemes and hedging thereof	109	—	—	479	588	—	588
Issue and redemption of other equity instruments	—	527	—	—	527	—	527
Other equity instruments coupon paid	—	(487)	—	—	(487)	—	(487)
Redemption of preference shares	—	—	—	—	—	—	—
Vesting of employee share schemes net of purchases	—	—	(11)	(948)	(959)	—	(959)
Dividends paid	—	—	—	(769)	(769)	(19)	(788)
Repurchase of shares	(101)	—	101	(1,781)	(1,781)	—	(1,781)
Other movements	—	23	3	3	29	1	30
Balance as at 30 June 2026	4,186	13,275	1,493	60,404	79,358	453	79,811

Condensed consolidated statement of changes in equity (unaudited)
	Called up share capital and share premium[1,2]	Other equity instruments[3]	Other reserves[4]	Retained earnings	Total	Non- controlling interests	Total equity
Half year ended 31.12.2025	£m	£m	£m	£m	£m	£m	£m
Balance as at 1 July 2025	4,201	13,266	693	57,746	75,906	449	76,355
Profit after tax	—	513	—	2,652	3,165	18	3,183
Currency translation movements	—	—	439	—	439	—	439
Fair value through other comprehensive income reserve	—	—	365	—	365	—	365
Cash flow hedges	—	—	544	—	544	—	544
Retirement benefit remeasurements	—	—	—	186	186	—	186
Own credit	—	—	(453)	—	(453)	—	(453)
Total comprehensive income for the period	—	513	895	2,838	4,246	18	4,264
Employee share schemes and hedging thereof	68	—	—	458	526	—	526
Issue and redemption of other equity instruments	—	(531)	—	1	(530)	—	(530)
Other equity instruments coupon paid	—	(513)	—	—	(513)	—	(513)
Vesting of employee shares scheme net of purchases	—	—	(55)	31	(24)	—	(24)
Dividends paid	—	—	—	(422)	(422)	(18)	(440)
Repurchase of shares	(91)	—	91	(1,407)	(1,407)	—	(1,407)
Other movements	—	(10)	4	8	2	3	5
Balance as at 31 December 2025	4,178	12,725	1,628	59,253	77,784	452	78,236

Barclays PLC	66

Condensed Consolidated Financial Statements

Condensed consolidated statement of changes in equity (unaudited)
	Called up share capital and share premium[1,2]	Other equity instruments[3]	Other reserves[4]	Retained earnings	Total	Non- controlling interests	Total equity
Half year ended 30.06.25	£m	£m	£m	£m	£m	£m	£m
Balance as at 1 January 2025	4,186	12,075	(468)	56,028	71,821	660	72,481
Profit after tax	—	484	—	3,523	4,007	23	4,030
Currency translation movements	—	—	(1,571)	—	(1,571)	—	(1,571)
Fair value through other comprehensive income reserve	—	—	408	—	408	—	408
Cash flow hedges	—	—	1,720	—	1,720	—	1,720
Retirement benefit remeasurements	—	—	—	(200)	(200)	—	(200)
Own credit	—	—	516	—	516	—	516
Total comprehensive income for the period	—	484	1,073	3,323	4,880	23	4,903
Employee share schemes and hedging thereof	82	—	—	669	751	—	751
Issue and redemption of other equity instruments	—	1,182	—	(5)	1,177	—	1,177
Other equity instruments coupon paid	—	(484)	—	—	(484)	—	(484)
Redemption of preference shares	—	—	—	(59)	(59)	(211)	(270)
Vesting of employee share schemes net of purchases	—	—	19	(585)	(566)	—	(566)
Dividends paid	—	—	—	(791)	(791)	(23)	(814)
Repurchase of shares	(67)	—	67	(834)	(834)	—	(834)
Other movements	—	9	2	—	11	—	11
Balance as at 30 June 2025	4,201	13,266	693	57,746	75,906	449	76,355
1As at 30 June 2026, Called up share capital comprises 13,507m (December 2025: 13,867m) ordinary shares of 25p each.
2During the six months ended 30 June 2026, Barclays PLC announced and fully executed two share buyback programmes and completed the share buyback programme that had been announced and partially executed in 2025, totalling £1,790m. As part of these buybacks, 403m shares were repurchased and cancelled in the period. The nominal value of 101m relating to these shares was transferred from Share capital to the
Capital redemption reserve within Other reserves. In the year ended 31 December 2025, Barclays PLC fully executed two share buyback programmes and partially executed one share buyback programme totalling £2,232m. A total of 636m shares were repurchased and cancelled, with a nominal value of £158m transferred from Share capital to the Capital redemption reserve within Other reserves.
3Other equity instruments of £13,275m (December 2025: £12,725m) comprise AT1 securities issued by Barclays PLC. During the six months ended 30 June 2026, there was one issuance in the form of Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities for
£527m (net of £4m issuance costs) and no redemptions. For the six months ended 31 December 2025, there were two issuances totalling
£1,607m (including £6m issuance costs) and two redemptions totalling £2,138m. For the six months ended 30 June 2025, there were two issuances totalling £2,177m (including £9m of issuance costs) and one redemption of £995m, all relating to Fixed Rate Resetting Perpetual
Subordinated Contingent Convertible Securities.
4Details are shown in Note 14 - Other reserves on page 81.

Barclays PLC	67

Condensed Consolidated Financial Statements

Condensed consolidated cash flow statement (unaudited)
	Half year ended 30.06.26	Half year ended 30.06.25
	£m	£m
Profit before tax	6,066	5,203
Adjustment for non-cash and other items	3,108	9,466
Net increase in loans and advances at amortised cost	(7,580)	(1,950)
Net increase in deposits at amortised cost	8,744	3,872
Net increase in debt securities in issue	3,670	8,195
Changes in other operating assets and liabilities	17,221	(3,772)
Corporate income tax paid	(793)	(712)
Net cash from operating activities	30,436	20,302
Net cash from investing activities	(10,989)	(4,184)
Net cash from financing activities[1]	(1,130)	3,720
Effect of exchange rates on cash and cash equivalents	334	(2,632)
Net increase in cash and cash equivalents	18,651	17,206
Cash and cash equivalents at beginning of the period	256,463	235,611
Cash and cash equivalents at end of the period	275,114	252,817
1Issuance and redemption of debt securities included in financing activities relate to instruments that qualify as eligible liabilities and satisfy regulatory requirements for MREL instruments which came into effect during 2019.

Barclays PLC	68

Financial Statement Notes
1.Basis of preparation
These condensed consolidated interim financial statements ("the financial statements") for the six months ended 30 June
2026 have been prepared in accordance with the Disclosure Guidance and Transparency Rules (DTR) of the UK’s FCA, and
IAS 34, Interim Financial Reporting, as published by the International Accounting Standards Board (IASB) and adopted by the
UK.
The condensed consolidated interim financial statements should be read in conjunction with the annual financial statements for the year ended 31 December 2025. The annual financial statements for the year ended 31 December 2025 were prepared in accordance with international accounting standards in conformity with the requirements of the Companies Act 2006 and in accordance with International Financial Reporting Standards (IFRS) and interpretations (IFRICs) as issued by the IASB and adopted by the UK.
The accounting policies and methods of computation applied in these condensed consolidated interim financial statements are consistent with those set out in the Barclays PLC Annual Report for the year ended 31 December 2025, except for the adoption of the amendments to IFRS 9, effective from 1 January 2026. The amendments include:
•Additional guidance clarifying when certain financial assets comply with solely payments of principal and interest
(SPPI) requirements, including instruments with contingent features (e.g. Environmental, Social, and Governance
(ESG)-linked financing), as well as contractually-linked instruments and non-recourse financing.
•Clarifications to the derecognition requirements for financial assets and financial liabilities and the introduction of an accounting policy choice for liabilities settled via an electronic payment system. If the policy choice is elected, a liability may be derecognised before it is legally extinguished, provided that the entity has initiated a payment instruction and the specified IFRS 9 criteria are met.
In the limited circumstances where there is a delay between cash being transferred by Barclays via an electronic payment system and the legal extinguishment of the related liability, Barclays has adopted the policy choice referred to above. There was no material impact from Barclays' adoption of these IFRS 9 amendments.
i.Going concern
The financial statements are prepared on a going concern basis, as the Directors are satisfied that the Group and parent company have the resources to continue in business for a period of at least 12 months from approval of the interim financial statements. In making this assessment, the Directors have considered a wide range of information relating to present and future conditions and includes a review of a working capital report (WCR). The WCR is used by the Directors to assess the future performance of the business and that it has the resources in place that are required to meet its ongoing regulatory requirements. The WCR also includes an assessment of the impact of internally generated stress testing scenarios on the liquidity and capital requirement forecasts. The stress tests used were based upon an assessment of reasonably possible downside economic scenarios that the Group could experience.
The WCR indicated that the Group had sufficient capital in place to support its future business requirements and remained above its regulatory minimum requirements in the internal stress scenarios.
ii.Other disclosures
The Credit risk disclosures on pages 31 to 51 form part of these interim financial statements.

Barclays PLC	69

Financial Statement Notes
2.Segmental reporting

Analysis of results by business
	Barclays UK	Barclays UK Corporate Bank	Barclays Private Bank and Wealth Management	Barclays Investment Bank	Barclays US Consumer Bank	Head Office	Barclays Group
Half year ended 30.06.26	£m	£m	£m	£m	£m	£m	£m
Net interest income	3,986	807	420	794	1,555	96	7,658
Non-interest income	531	281	293	7,192	564	(18)	8,843
Total income	4,517	1,088	713	7,986	2,119	78	16,501
Of which inter-segmental income/ (expense)	(44)	770	888	(1,681)	(9)	76	—

Operating costs	(2,368)	(488)	(521)	(4,306)	(822)	(368)	(8,873)
UK regulatory levies	(44)	(15)	(3)	(22)	—	—	(84)
Litigation and conduct	—	—	—	2	(2)	(108)	(108)
Total operating expenses	(2,412)	(503)	(524)	(4,326)	(824)	(476)	(9,065)
Other net income[1]	—	—	—	—	—	24	24
Profit/(loss) before impairment	2,105	585	189	3,660	1,295	(374)	7,460
Credit impairment (charges)/ releases	(338)	(19)	(3)	(323)	(713)	2	(1,394)
Profit/(loss) before tax	1,767	566	186	3,337	582	(372)	6,066

As at 30.06.26	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Total assets	304.9	75.6	44.2	1,250.2	32.8	22.7	1,730.4
Total liabilities	287.5	107.9	81.8	1,132.1	25.6	15.6	1,650.5

	Barclays UK	Barclays UK Corporate Bank	Barclays Private Bank and Wealth Management	Barclays Investment Bank	Barclays US Consumer Bank	Head Office	Barclays Group
Half year ended 30.06.25	£m	£m	£m	£m	£m	£m	£m
Net interest income	3,677	701	407	631	1,318	288	7,022
Non-interest income	516	302	290	6,549	369	(152)	7,874
Total income	4,193	1,003	697	7,180	1,687	136	14,896
Of which inter-segmental income/ (expense)	1	985	915	(1,895)	(3)	(3)	—

Operating costs	(2,283)	(474)	(472)	(3,993)	(803)	(382)	(8,407)
UK regulatory levies	(43)	(24)	(2)	(27)	—	—	(96)
Litigation and conduct	(29)	(39)	—	(11)	(3)	(5)	(87)
Total operating expenses	(2,355)	(537)	(474)	(4,031)	(806)	(387)	(8,590)
Other net income	—	—	—	—	—	9	9
Profit/(loss) before impairment	1,838	466	223	3,149	881	(242)	6,315
Credit impairment (charges)/releases	(237)	(31)	11	(139)	(711)	(5)	(1,112)
Profit/(loss) before tax	1,601	435	234	3,010	170	(247)	5,203

As at 31.12.25	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Total assets	299.6	71.3	41.9	1,072.4	34.6	24.4	1,544.2
Total liabilities	280.3	103.7	80.4	965.9	25.4	10.2	1,465.9
Inter-segmental income/(expense) refers to the internal charging of revenues between different business segments, reflecting how resources such as funding, capital, or services are utilised across the organisation. Segments which operate with a net customer deposit position contribute surplus deposits as a funding source for other Group segment activities.
1Other net income represents the share of post-tax results of associates and joint ventures.

Barclays PLC	70

Financial Statement Notes
3.Net fee and commission income
Fee and commission income is disaggregated below and includes a total for fees in scope of IFRS 15, Revenue from
Contracts with Customers.

	Barclays UK	Barclays UK Corporate Bank	Barclays Private Bank and Wealth Management	Barclays Investment Bank	Barclays US Consumer Bank	Head Office	Barclays Group
Half year ended 30.06.26	£m	£m	£m	£m	£m	£m	£m
Fee type
Transactional	610	229	14	165	1,205	115	2,338
Advisory	—	—	174	452	—	—	626
Brokerage and execution	95	—	91	1,095	—	—	1,281
Underwriting and syndication	18	58	—	1,451	62	—	1,589
Other	2	—	—	—	—	8	10
Total revenue from contracts with customers	725	287	279	3,163	1,267	123	5,844
Other non-contract fee income	—	14	—	87	—	—	101
Fee and commission income	725	301	279	3,250	1,267	123	5,945
Fee and commission expense	(241)	(43)	(21)	(734)	(921)	(26)	(1,986)
Net fee and commission income	484	258	258	2,516	346	97	3,959

	Barclays UK	Barclays UK Corporate Bank	Barclays Private Bank and Wealth Management	Barclays Investment Bank	Barclays US Consumer Bank	Head Office	Barclays Group
Half year ended 30.06.25	£m	£m	£m	£m	£m	£m	£m
Fee type
Transactional	608	229	15	171	1,333	140	2,496
Advisory	—	—	166	282	—	—	448
Brokerage and execution	100	—	79	979	—	—	1,158
Underwriting and syndication	18	51	—	1,391	—	—	1,460
Other	6	—	—	—	—	9	15
Total revenue from contracts with customers	732	280	260	2,823	1,333	149	5,577
Other non-contract fee income	—	14	—	65	—	—	79
Fee and commission income	732	294	260	2,888	1,333	149	5,656
Fee and commission expense	(242)	(46)	(18)	(675)	(959)	(32)	(1,972)
Net fee and commission income	490	248	242	2,213	374	117	3,684
Fee types
Transactional fees are service charges on deposit accounts, cash management services and transactional processing fees.
These include interchange and merchant fee income generated from credit and bank card usage.
Advisory fees are generated from wealth management services and investment banking advisory services related to mergers, acquisitions and financial restructurings.
Brokerage and execution fees are earned for executing client transactions with various exchanges and over-the-counter markets and assisting clients in clearing transactions and facilitating foreign exchange transactions for spot/forward contracts.
Underwriting and syndication fees are earned for the distribution of client equity or debt securities and the arrangement and administration of a loan syndication. These include commitment fees to provide loan financing.

Barclays PLC	71

Financial Statement Notes
4.Staff costs

	Half year ended 30.06.26	Half year ended 30.06.25
Compensation costs	£m	£m
Upfront bonus charge	887	679
Deferred bonus charge	390	304
Other incentives	35	29
Performance costs	1,312	1,012
Salaries	2,559	2,549
Social security costs	495	442
Post-retirement benefits	287	280
Other compensation costs	362	354
Total compensation costs	5,015	4,637

Other resourcing costs
Outsourcing	457	437
Redundancy and restructuring	101	83
Temporary staff costs	37	33
Other	60	64
Total other resourcing costs	655	617

Total staff costs	5,670	5,254

Barclays Group compensation costs as a % of total income	30.4%	31.1%
5.Infrastructure, administration and general expenses

	Half year ended 30.06.26	Half year ended 30.06.25
Infrastructure costs	£m	£m
Property and equipment	1,016	923
Depreciation and amortisation	863	885
Impairment of property, equipment and intangible assets	3	8
Total infrastructure costs	1,882	1,816

Administration and general expenses
Consultancy, legal and professional fees	382	371
Marketing and advertising	330	287
Other administration and general expenses	609	679
Total administration and general expenses	1,321	1,337

Total infrastructure, administration and general expenses	3,203	3,153

Barclays PLC	72

Financial Statement Notes
6.Earnings per share

	Half year ended 30.06.26	Half year ended 30.06.25
	£m	£m
Profit attributable to ordinary equity holders of the parent	4,191	3,523

	m	m
Basic weighted average number of shares in issue	13,645	14,262
Number of potential ordinary shares	435	513
Diluted weighted average number of shares	14,080	14,775

	p	p
Basic earnings per ordinary share	30.7	24.7
Diluted earnings per ordinary share	29.8	23.8
7.Dividends on ordinary shares

	Half year ended 30.06.26		Half year ended 30.06.25
	Per share	Total	Per share	Total
Dividends paid during the period	p	£m	p	£m
Full year dividend paid during period	5.60	769	5.50	791
It is Barclays' policy to declare and pay dividends on a semi-annual basis. The 2025 full year dividend of 5.6p per ordinary share was paid on 31 March 2026 to the shareholders on the Share Register on 20 February 2026. A half year dividend for
2026 of 5.9p (H125: 3.0p) per ordinary share will be paid on 15 September 2026.
For qualifying American Depositary Receipt (ADR) holders, the half year dividend of 5.9p per ordinary share becomes 23.6p per American Depositary Share (ADS) (representing four shares). The depositary bank will post the half year dividend on 15
September 2026 to ADR holders on the record at close of business on 7 August 2026.
The Directors have confirmed their intention to initiate a share buyback of up to £1,000m after the balance sheet date. The share buyback is expected to commence in the third quarter of 2026. The financial statements for the six months ended 30
June 2026 do not reflect the impact of the proposed share buyback, which will be accounted for as and when shares are repurchased by the Company.

Barclays PLC	73

Financial Statement Notes
8.Derivative financial instruments

	Contract notional amount	Fair value
		Assets	Liabilities
As at 30.06.26	£m	£m	£m
Foreign exchange derivatives	10,343,102	88,073	(82,139)
Interest rate derivatives	103,471,652	96,185	(82,336)
Credit derivatives	1,974,655	8,832	(9,520)
Equity and stock index and commodity derivatives	4,586,752	108,290	(117,071)
Derivative assets/(liabilities) held for trading	120,376,161	301,380	(291,066)

Derivatives in hedge accounting relationships
Derivatives designated as cash flow hedges	161,205	2,132	(100)
Derivatives designated as fair value hedges	176,326	50	(576)
Derivatives designated as hedges of net investments	4,442	40	(43)
Derivative assets/(liabilities) designated in hedge accounting relationships	341,973	2,222	(719)

Total recognised derivative assets/(liabilities)	120,718,134	303,602	(291,785)

As at 31.12.25
Foreign exchange derivatives	8,534,098	74,246	(71,778)
Interest rate derivatives	86,471,333	93,166	(79,718)
Credit derivatives	1,736,768	7,851	(8,379)
Equity and stock index and commodity derivatives	3,729,728	74,480	(80,252)
Derivative assets/(liabilities) held for trading	100,471,927	249,743	(240,127)

Derivatives in hedge accounting relationships
Derivatives designated as cash flow hedges	151,412	2,485	(86)
Derivatives designated as fair value hedges	164,515	75	(552)
Derivatives designated as hedges of net investments	4,389	156	(43)
Derivative assets/(liabilities) designated in hedge accounting relationships	320,316	2,716	(681)

Total recognised derivative assets/(liabilities)	100,792,243	252,459	(240,808)
The IFRS netting posted against derivative assets was £37bn including £5bn of cash collateral netted (December 2025:
£43bn including £6bn cash collateral netted) and £38bn for liabilities including £5bn of cash collateral netted (December
2025: £43bn including £5bn of cash collateral netted). Derivative asset exposures would be £273bn (December 2025:
£226bn) lower than reported under IFRS if netting were permitted for assets and liabilities with the same counterparty or for which the Group holds cash collateral of £36bn (December 2025: £31bn). Similarly, derivative liabilities would be £265bn
(December 2025: £218bn) lower reflecting counterparty netting and cash collateral placed of £28bn (December 2025:
£23bn). In addition, non-cash collateral of £14bn (December 2025: £13bn) was held in respect of derivative assets £5bn
(December 2025: £5bn) was placed in respect of derivative liabilities. Collateral amounts are limited to net on balance sheet exposure so as to not include over-collateralisation

Barclays PLC	74

Financial Statement Notes
9.Fair value of financial instruments
This note should be read in conjunction with Note 17, Fair value of financial instruments of the Barclays PLC Annual Report
2025 which provides more detail regarding accounting policies adopted, valuation methodologies used in calculating fair value and the valuation control framework which governs oversight of valuations. There have been no changes in the accounting policies adopted in the period. During the period, the Group further enhanced its fair value levelling framework.
These enhancements enabled a more granular assessment of input observability and a broader application of significance assessments in determining the fair value hierarchy classification of financial instruments.
Valuation
The following table shows the Group’s assets and liabilities that are held at fair value disaggregated by the fair value hierarchy and balance sheet classification:

Assets and liabilities held at fair value
	Valuation techniques used
	Quoted market prices	Observable inputs	Significant unobservable inputs
	Level 1	Level 2	Level 3	Total
As at 30.06.26	£m	£m	£m	£m
Trading portfolio assets	129,002	72,322	8,778	210,102
Financial assets at fair value through the income statement	6,666	201,409	5,025	213,100
Derivative financial instruments	61	301,565	1,976	303,602
Financial assets at fair value through other comprehensive income	55,653	24,918	2,441	83,012
Investment property	—	—	42	42
Total assets	191,382	600,214	18,262	809,858
Trading portfolio liabilities	(63,674)	(14,652)	(79)	(78,405)
Financial liabilities designated at fair value	(1,678)	(317,749)	(2,498)	(321,925)
Derivative financial instruments	(47)	(288,883)	(2,855)	(291,785)
Total liabilities	(65,399)	(621,284)	(5,432)	(692,115)

As at 31.12.25
Trading portfolio assets	111,158	68,556	10,347	190,061
Financial assets at fair value through the income statement	5,140	173,140	8,577	186,857
Derivative financial instruments	108	250,639	1,712	252,459
Financial assets at fair value through other comprehensive income	51,717	19,578	3,099	74,394
Investment property	—	—	43	43
Total assets	168,123	511,913	23,778	703,814
Trading portfolio liabilities	(42,917)	(14,733)	(87)	(57,737)
Financial liabilities designated at fair value	(1,702)	(287,532)	(4,874)	(294,108)
Derivative financial instruments	(93)	(237,650)	(3,065)	(240,808)
Total liabilities	(44,712)	(539,915)	(8,026)	(592,653)

Barclays PLC	75

Financial Statement Notes
The following table shows the Group’s Level 3 assets and liabilities that are held at fair value disaggregated by product type:

As at 30.06.26	Loans	Corporate debt	Asset backed securities	Government and Government sponsored debt	Private equity investments	Issued debt	Reverse repurchase and repurchase agreements	Interest rate derivatives	Equity derivatives	Other products [1]	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Trading portfolio assets	3,156	1,873	1,670	1,342	—	—	—	—	—	737	8,778
Financial assets at fair value through the income statement	2,979	465	271	33	1,183	—	—	—	—	94	5,025
Derivative financial instruments	—	—	—	—	—	—	—	942	289	745	1,976
Financial assets at fair value through other comprehensive income	2,192	227	11	7	4	—	—	—	—	—	2,441
Investment property	—	—	—	—	—	—	—	—	—	42	42
Total assets	8,327	2,565	1,952	1,382	1,187	—	—	942	289	1,618	18,262
Trading portfolio liabilities	—	(46)	—	(4)	—	—	—	—	—	(29)	(79)
Financial liabilities designated at fair value	—	—	—	—	(20)	(2,397)	—	—	—	(81)	(2,498)
Derivative financial instruments	—	—	—	—	—	—	—	(1,436)	(424)	(995)	(2,855)
Total liabilities	—	(46)	—	(4)	(20)	(2,397)	—	(1,436)	(424)	(1,105)	(5,432)

Barclays PLC	76

Financial Statement Notes

As at 31.12.25	Loans	Corporate debt	Asset backed securities	Government and Government sponsored debt	Private equity investments	Issued debt	Reverse repurchase and repurchase agreements	Interest rate derivatives	Equity derivatives	Other products[1]	Total
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Trading portfolio assets	5,667	1,849	874	1,513	—	—	—	—	—	444	10,347
Financial assets at fair value through the income statement	5,990	905	188	33	1,260	—	97	—	—	104	8,577
Derivative financial instruments	—	—	—	—	—	—	—	759	522	431	1,712
Financial assets at fair value through other comprehensive income	2,235	25	756	79	4	—	—	—	—	—	3,099
Investment property	—	—	—	—	—	—	—	—	—	43	43
Total assets	13,892	2,779	1,818	1,625	1,264	—	97	759	522	1,022	23,778
Trading portfolio liabilities	—	(36)	—	(34)	—	—	—	—	—	(17)	(87)
Financial liabilities designated at fair value	—	—	—	—	(20)	(3,760)	(887)	—	—	(207)	(4,874)
Derivative financial instruments	—	—	—	—	—	—	—	(612)	(1,602)	(851)	(3,065)
Total liabilities	—	(36)	—	(34)	(20)	(3,760)	(887)	(612)	(1,602)	(1,075)	(8,026)
1 Other products include certificate of deposits, funds and fund-linked products, equity cash products, investment property, credit derivatives and foreign exchange derivatives.
Assets and liabilities transferred between Level 1 and Level 2
During the six-month period ended 30 June 2026, there were no assets or liabilities transferred between Level 1 and Level 2
(year ended 31 December 2025: £42.7bn assets and £(9.9)bn liabilities transferred from Level 2 to Level 1).
Level 3 movement analysis
The following table summarises the movements in the Level 3 balances during the six-month period. Transfers have been reflected as if they had taken place at the beginning of the period.
Assets and liabilities transferred between Level 2 and Level 3 primarily reflect the application of the enhanced fair value levelling framework, including refinements to observability assessments and significance testing methodologies, together with the reassessment of fair value hierarchy classifications at the reporting date. Transfers include £4.7bn assets and
£(2.3)bn liabilities transferred from Level 3 to Level 2 reflecting these enhancements.

Barclays PLC	77

Financial Statement Notes

Analysis of movements in Level 3 assets and liabilities
	As at 01.01.26					Total gains and (losses) in the period recognised in the income statement		Total gains and (losses) in the period recognised in OCI	Transfers		As at 30.06.26
		Purchases	Sales	Issues	Settlements	Trading income[2]	Other income		In	Out
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Trading portfolio assets	10,347	4,116	(2,052)	—	(2,133)	35	—	—	586	(2,121)	8,778
Financial assets at fair value through the income statement	8,577	1,472	(1,212)	—	(1,164)	(35)	17	—	31	(2,661)	5,025
Financial assets at fair value through other comprehensive income	3,099	466	(246)	—	(953)	8	—	—	146	(79)	2,441
Investment property	43	—	—	—	—	(1)	—	—	—	—	42
Trading portfolio liabilities	(87)	(62)	41	—	—	12	—	—	(15)	32	(79)
Financial liabilities designated at fair value	(4,874)	—	—	(1,278)	504	67	—	—	(265)	3,348	(2,498)
Net derivative financial instruments[1]	(1,353)	(495)	64	—	—	104	1	—	(79)	879	(879)
Total	15,752	5,497	(3,405)	(1,278)	(3,746)	190	18	—	404	(602)	12,830

	As at 01.01.25					Total gains and (losses) in the period recognised in the income statement		Total gains and (losses) in the period recognised in OCI	Transfers		As at 30.06.25
		Purchases	Sales	Issues	Settlements	Trading income[2]	Other income		In	Out
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Trading portfolio assets	10,115	4,125	(3,524)	—	(1,147)	136	—	—	439	(265)	9,879
Financial assets at fair value through the income statement	8,424	2,469	(1,200)	—	(573)	(75)	8	—	63	(285)	8,831
Financial assets at fair value through other comprehensive income	3,739	566	(1,447)	—	(6)	2	29	—	307	(12)	3,178
Investment property	9	33	—	—	—	—	—	—	—	—	42
Trading portfolio liabilities	(395)	(46)	28	—	—	37	—	—	(57)	9	(424)
Financial liabilities designated at fair value	(3,258)	—	91	(617)	31	88	—	—	(179)	996	(2,848)
Net derivative financial instruments[1]	(1,104)	(17)	249	—	—	166	3	—	(34)	(135)	(872)
Total	17,530	7,130	(5,803)	(617)	(1,695)	354	40	—	539	308	17,786
1The derivative financial instruments are represented on a net basis. On a gross basis, derivative financial assets were £1,976m (June 2025:
£1,989m) and derivative financial liabilities were £(2,855)m (June 2025: £(2,861)m).
2Trading income represents gains and losses on Level 3 financial instruments which in the majority are offset by losses and gains on financial instruments disclosed in Level 2.

Barclays PLC	78

Financial Statement Notes
Unrealised gains and losses on Level 3 assets and liabilities
The following table discloses the unrealised gains and losses recognised in the six-month period arising on Level 3 assets and liabilities held at the period end.

	Half year ended 30.06.26				Half year ended 30.06.25
	Income statement		Other comprehensive income	Total	Income statement		Other comprehensive income	Total
	Trading income[1]	Other income			Trading income[1]	Other income
	£m	£m	£m	£m	£m	£m	£m	£m
Trading portfolio assets	26	—	—	26	21	—	—	21
Financial assets at fair value through the income statement	(46)	18	—	(28)	(74)	7	—	(67)
Financial assets at fair value through other comprehensive income	8	—	—	8	1	28	—	29
Investment property	—	—	—	—	—	—	—	—
Trading portfolio liabilities	12	—	—	12	34	—	—	34
Financial liabilities designated at fair value	70	—	—	70	87	—	—	87
Net derivative financial instruments	104	1	—	105	164	3	—	167
Total	174	19	—	193	233	38	—	271
1Trading income represents gains and losses on Level 3 financial instruments which in the majority are offset by losses and gains on financial instruments disclosed in Level 2.
Valuation techniques and sensitivity analysis
Sensitivity analysis is performed on products with significant unobservable inputs (Level 3) to generate a range of reasonably possible alternative valuations. The sensitivity methodologies applied take account of the nature of valuation techniques used, as well as the availability and reliability of observable proxy and historical data and the impact of using alternative models. These methodologies primarily leverage the prudent valuation framework when determining sensitivities.
Sensitivities are based on either range or spread data from reliable reference source or a scenario based on relevant market analysis alongside the impact of using alternative models. Sensitivities are calculated without reflecting the impact of any diversification in the portfolio.
The valuation and sensitivity methodologies applied in the current period are consistent with those described in Note 17, Fair value of financial instruments, in the Barclays PLC Annual Report 2025.

Sensitivity analysis of valuations using unobservable inputs (Relates to Level 3 Portfolios)

	As at 30.06.26				As at 31.12.25
	Favourable changes		Unfavourable changes		Favourable changes		Unfavourable changes
	Income statement	Equity	Income statement	Equity	Income statement	Equity	Income statement	Equity
	£m	£m	£m	£m	£m	£m	£m	£m
Loans	187	3	(229)	(40)	245	21	(324)	(37)
Corporate debt	72	—	(87)	—	88	—	(68)	—
Asset backed securities	110	1	(88)	(1)	51	6	(43)	(6)
Government and Government sponsored debt	55	—	(53)	—	45	—	(41)	—
Private equity investments	210	—	(210)	—	218	1	(218)	(1)
Interest rate derivatives	127	—	(131)	—	109	—	(134)	—
Equity derivatives	375	—	(375)	—	336	—	(336)	—
Other products[1]	60	21	(61)	(34)	109	312	(108)	(89)
Total	1,196	25	(1,234)	(75)	1,201	340	(1,272)	(133)
1Other products include issued debt, certificate of deposits, funds and fund-linked products, equity cash products, reverse repurchase and repurchase agreements, credit derivatives and foreign exchange derivatives.

Barclays PLC	79

Financial Statement Notes
The effect of stressing unobservable inputs to a range of reasonably possible alternatives, alongside considering the impact of using alternative models, would be to increase fair values by up to £1,221m (December 2025: £1,541m) or to decrease fair values by up to £1,309m (December 2025: £1,405m) with substantially all of the potential effect impacting profit and loss rather than reserves.
Significant unobservable inputs
The valuation techniques and significant unobservable inputs for Level 3 assets and liabilities recognised at fair value are broadly consistent with Note 17, Fair value of financial instruments in the Barclays PLC Annual Report 2025.
Fair value adjustments
Key balance sheet valuation adjustments are quantified below:

	As at 30.06.26	As at 31.12.25
	£m	£m
Exit price adjustments derived from market bid-offer spreads	(715)	(628)
Uncollateralised derivative funding	49	62
Derivative credit valuation adjustments	(162)	(155)
Derivative debit valuation adjustments	103	119
Unrecognised gains as a result of the use of valuation models using unobservable inputs
The amount that is yet to be recognised in income, relating to the difference between the transaction price (the fair value at initial recognition) and the amount that would have arisen had valuation models using unobservable inputs been used on initial recognition, is £227m (December 2025: £264m) for financial instruments measured at fair value. These unrecognised gains decreased by amortisation and releases of £73m (December 2025: £64m) partly offset by additions and FX revaluation of £36m (December 2025: £55m). For financial instruments carried at amortised cost, the amount that is yet to be recognised in income is £163m (December 2025: £164m). There are amortisation and releases of £6m (December 2025:
£9m) offset by additions of £5m (December 2025: £nil).
Third party credit enhancements
Structured and brokered certificates of deposit issued by the Group are insured up to $250,000 per depositor by the Federal
Deposit Insurance Corporation (FDIC) in the United States. The FDIC is funded by fees that Barclays and other banks pay for deposit insurance coverage. The carrying value of these issued certificates of deposit that are designated under the IFRS 9 fair value option includes this third-party credit enhancement. The on-balance sheet value of these brokered certificates of deposit amounted to £1,948m (December 2025: £4,156m).

Barclays PLC	80

Financial Statement Notes
Comparison of carrying amounts and fair values for assets and liabilities not held at fair value
Valuation methodologies employed in calculating the fair value of financial assets and liabilities not held at fair value are consistent with those described within Note 17, Fair value of financial instruments in the Barclays PLC Annual Report 2025.
The following table summarises the fair value of financial assets and liabilities not held at fair value on the Group’s balance sheet:

	As at 30.06.26		As at 31.12.25
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets	£m	£m	£m	£m
Debt securities at amortised cost	73,519	72,595	68,475	67,442
Loans and advances at amortised cost	371,301	368,550	361,523	361,517
Reverse repurchase agreements and other similar secured lending	12,100	12,100	17,622	17,622
Assets included in disposal groups classified as held for sale	—	—	5,801	6,065

Financial liabilities
Deposits at amortised cost	(594,357)	(594,358)	(585,613)	(585,689)
Repurchase agreements and other similar secured borrowing	(30,704)	(30,704)	(25,170)	(25,170)
Debt securities in issue	(126,837)	(129,065)	(119,033)	(121,439)
Subordinated liabilities	(11,098)	(11,571)	(12,954)	(13,483)
10. Goodwill and intangible assets
As part of the preparation of the Barclays Group's financial statements for the year ended 31 December 2025, an impairment review of its goodwill and intangible asset balances was performed. The outcome of this review is disclosed on pages
452-453 of the Barclays PLC Annual Report 2025. No impairment was recognised as a result of the review as value in use exceeded carrying amount. A review of the Group's goodwill and intangible assets as at 30 June 2026 did not identify any factors indicating impairment.
On 1 May 2026, Barclays completed the acquisition of Best Egg, resulting in a £0.1bn increase in intangible assets and the recognition of £0.4bn of goodwill. As at 30 June 2026, management has not identified any indicators of impairment in respect of the goodwill arising on acquisition.
11.Subordinated liabilities

	Half year ended 30.06.26	Year ended 31.12.25
	£m	£m
Opening balance as at 1 January	12,954	11,921
Issuances	750	1,772
Redemptions	(2,573)	(727)
Other	(33)	(12)
Closing balance	11,098	12,954
Issuances of £750m comprise GBP 6.174% Fixed Rate Resetting Subordinated Callable Notes issued externally by Barclays
PLC.
Redemptions of £2,573m comprise £862m EUR 1.125% Fixed Rate Resetting Subordinated Callable Notes, £1,505m USD
5.200% Fixed Rate Subordinated Notes issued externally by Barclays PLC, £155m ZAR Floating Rate Notes issued externally by a Barclays Bank PLC Subsidiary and £51m GBP junior securitisation notes issued externally by a Barclays securitisation special purpose vehicle (SPV).
Other movements predominantly comprise foreign exchange movements and fair value hedge adjustments.

Barclays PLC	81

Financial Statement Notes
12.Provisions

	As at 30.06.26	As at 31.12.25
	£m	£m
Customer redress	623	543
Legal, competition and regulatory matters	44	79
Redundancy and restructuring	168	190
Undrawn contractually committed facilities and guarantees	433	416
Onerous contracts	28	41
Sundry provisions	385	395
Total	1,681	1,664
Further information in respect of customer redress, legal, competition and regulatory matters is provided in Note 16.
13.Retirement benefits
As at 30 June 2026, the Group’s IAS 19 net retirement benefit assets were £3.1bn (December 2025: £3.0bn). The two
Sections of the UK Retirement Fund (UKRF), which are the Group’s main defined benefit pension schemes, had IAS 19 net retirement benefit assets of £3.2bn (December 2025: £3.3bn).
Following sectionalisation of the UKRF at 1 July 2025, the first triennial valuations of the Barclays Bank and Barclays UK sections have been completed during 2026. Results for each are shown below.
Barclays Bank Section of the UKRF
The triennial valuation of the Barclays Bank Section showed a funding surplus of £1.9bn at 30 September 2025.
As part of the valuation the Trustee and Barclays Bank PLC agreed an annual adequacy test on a more prudent basis than
IAS 19 and funding. Should the Barclays Bank Section be sufficiently funded on this basis, regular employer contributions to fund future pension accrual will not be required in the following calendar year. The test was passed at September 2025, so no regular employer contributions are required for 2026.
Barclays UK Section of the UKRF
The triennial valuation of the Barclays UK Section showed a funding surplus of £83m at 30 September 2025. Barclays Bank
UK PLC will continue to meet the costs of ongoing accrual and administration expenses for this Section.
The next triennial actuarial valuations for both Sections of the UKRF are due to be completed in 2029 with an effective date of 30 September 2028.
14.Other reserves
Currency translation reserve
The currency translation reserve represents the cumulative gains and losses on the retranslation of the Group’s net investment in foreign operations, net of the effects of hedging.
Fair value through other comprehensive income reserve
The fair value through other comprehensive income reserve represents the changes in the fair value of financial instruments accounted for at fair value through other comprehensive income since initial recognition.
Cash flow hedging reserve
The cash flow hedging reserve represents the cumulative gains and losses on effective cash flow hedging instruments that will be recycled to the income statement when the hedged transactions affect profit or loss.
Own credit reserve
The own credit reserve reflects the cumulative own credit gains and losses on financial liabilities at fair value. Amounts in the own credit reserve are not recycled to profit or loss in future periods.
Other reserves and treasury shares
Other reserves relate to redeemed ordinary and preference shares issued by the Group. Treasury shares relate to Barclays
PLC shares held principally in relation to the Group’s various share schemes. Treasury shares are deducted from shareholders’ equity within other reserves.

Barclays PLC	82

Financial Statement Notes

	As at 30.06.26	As at 31.12.25
	£m	£m
Currency translation reserve	2,712	2,493
Fair value through other comprehensive income reserve	(1,000)	(1,100)
Cash flow hedging reserve	(1,548)	(666)
Own credit reserve	(652)	(990)
Other reserves and treasury shares	1,981	1,891
Total	1,493	1,628
15.Contingent liabilities and commitments

	As at 30.06.26	As at 31.12.25
	£m	£m
Guarantees and letters of credit pledged as collateral security	17,687	16,749
Performance guarantees, acceptances and endorsements	8,235	8,625
Documentary credits and other short-term trade related transactions	1,263	1,103
Standby facilities, credit lines and other commitments	429,277	423,503
Total [1]	456,462	449,980
1 Includes exposures relating to financial assets classified as assets held for sale.
Further details on contingent liabilities, where it is not practicable to disclose an estimate of the potential financial effect on
Barclays relating to legal and competition and regulatory matters can be found in Note 16.
16.Legal, competition and regulatory matters
The Group faces legal, competition and regulatory challenges, many of which are beyond our control. The extent of the impact of these matters cannot always be predicted but may materially impact our operations, financial results, condition and prospects. Matters arising from a set of similar circumstances can give rise to either a contingent liability or a provision, or both, depending on the relevant facts and circumstances.
The recognition of provisions in relation to such matters involves critical accounting estimates and judgements in accordance with the relevant accounting policies applicable to Note 12, Provisions. We have not disclosed an estimate of the potential financial impact or effect on the Group of contingent liabilities where it is not currently practicable to do so. Various matters detailed in this note seek damages of an unspecified amount. While certain matters specify the damages claimed, such claimed amounts do not necessarily reflect the Group’s potential financial exposure in respect of those matters.
Matters are ordered under headings corresponding to the financial statements in which they are disclosed.
1.Barclays PLC and Barclays Bank PLC
Civil actions related to LIBOR and other benchmarks
Various individuals and corporates in a range of jurisdictions have threatened or brought civil actions against the Group and other banks in relation to the alleged manipulation of LIBOR and/or other benchmarks.
US civil actions related to LIBOR
Multiple civil actions have been filed in the US against the Group and other banks alleging manipulation of USD LIBOR,
Sterling LIBOR and the LIBOR benchmark that was administered by the Intercontinental Exchange Inc. and certain of its affiliates (ICE LIBOR).
With respect to USD LIBOR, one action alleging that Barclays Bank PLC, Barclays Capital Inc. (BCI) and other financial institutions individually and collectively violated provisions of the US Sherman Antitrust Act (Sherman Act), the US
Commodity Exchange Act, the US Racketeer Influenced and Corrupt Organizations Act (RICO), the US Securities Exchange
Act of 1934 and various state laws by manipulating USD LIBOR rates remains, seeking unspecified damages. In 2025, the US federal district court in the Southern District of New York (SDNY) granted the defendants' motion for summary judgment and dismissed the remaining USD LIBOR litigations, including the action against the Group. The plaintiffs are appealing the decision.

Barclays PLC	83

Financial Statement Notes
Non-US benchmarks civil actions
Proceedings are ongoing in Spain and Italy relating to alleged manipulation of LIBOR and EURIBOR.
Foreign exchange civil actions
Legal proceedings have been brought or are threatened against Barclays PLC, Barclays Bank PLC, BCI and Barclays Execution
Services Limited (BX) in connection with alleged manipulation of foreign exchange in the UK, the Netherlands, Israel and
Brazil. In Israel, a settlement in principle has been agreed subject to court approval. The settlement is not material to the
Group's operating results, cash flows or financial position.
The above-mentioned proceedings include a class action filed against Barclays PLC, Barclays Bank PLC, BX, BCI and other financial institutions in the UK Competition Appeal Tribunal (CAT) in 2019. The CAT refused to certify the claim in 2022. In
2025, the UK Supreme Court issued a judgment in the defendants' favour, establishing that this claim cannot be brought as an opt-out class action. The case has been remitted to the CAT for a hearing in July 2026 to determine the defendants'
application to dismiss the claim and the claimant's application for further time to bring an opt-in claim.
Metals-related civil actions
A US civil complaint alleging manipulation of the price of silver in violation of the US Commodity Exchange Act, the Sherman
Act and state antitrust and consumer protection laws was brought by a proposed class of plaintiffs against a number of banks, including Barclays Bank PLC, BCI and BX. The complaint, which is filed in the SDNY, was dismissed against the
Barclays entities and certain other defendants in 2018, and against the remaining defendants in 2023. The plaintiffs have appealed the dismissal of the complaint against all defendants.
Civil actions have also been filed in Canadian courts against Barclays PLC, Barclays Bank PLC, Barclays Capital Canada Inc.
and BCI on behalf of proposed classes of plaintiffs alleging manipulation of gold and silver prices. The Barclays entities have reached a settlement which will require court approval. The settlement is not material to the Group's operating results, cash flows or financial position.
US residential mortgage-related civil action
There remains one US Residential Mortgage-Backed Securities (RMBS) related civil action arising from unresolved repurchase requests submitted by Trustees for certain RMBS, alleging breaches of various loan-level representations and warranties made by Barclays Bank PLC and/or a subsidiary acquired in 2007. Barclays’ motion to dismiss the action was denied in 2023. The parties appealed the decision and in January 2025, the appellate court reversed the lower court’s decision and dismissed the action. The plaintiff's request for review by the New York State Court of Appeals was denied in
May 2026, concluding the matter.
Government and agency securities civil actions
Treasury auction securities civil actions
A consolidated purported class action filed in US federal court against Barclays Bank PLC, BCI and other financial institutions under the Sherman Act and state common law was dismissed, which was affirmed on appeal. The plaintiffs did not seek US
Supreme Court review, concluding the matter.
Certain plaintiffs have filed a direct action against BCI and certain other financial institutions, alleging that defendants conspired to fix and manipulate the US Treasury securities market in violation of the Sherman Act, the US Commodity
Exchange Act and state common law. This action remains stayed.
Variable Rate Demand Obligations civil actions
Civil actions have been filed against Barclays Bank PLC and BCI and other financial institutions alleging the defendants conspired or colluded to artificially inflate interest rates set for Variable Rate Demand Obligations (VRDOs). VRDOs are
municipal bonds with interest rates that reset on a periodic basis, most commonly weekly. An action in state court has been filed by private plaintiffs on behalf of the state of California. A settlement in principle has been agreed in that action, subject to court approval. This settlement is not material to the Group's operating results, cash flows or financial position. In addition, three purported class action complaints have been consolidated in the SDNY. In the consolidated SDNY class action, certain of the plaintiffs’ claims were dismissed in 2020 and 2022 and the plaintiffs’ motion for class certification was granted in 2023, which means the case may proceed as a class action.

Barclays PLC	84

Financial Statement Notes
Credit Default Swap civil action
A purported antitrust class action is pending in New Mexico federal court against Barclays Bank PLC, BCI and various other financial institutions. The plaintiffs, the New Mexico State Investment Council and certain New Mexico pension funds, allege that the defendants conspired to manipulate the benchmark price used to value Credit Default Swap (CDS) contracts at settlement (i.e. the CDS final auction price). The plaintiffs allege violations of US antitrust laws and the US Commodity
Exchange Act, and unjust enrichment under state law. The defendants’ motion to dismiss was denied in 2023. In 2024, the
SDNY ruled that settlement in an earlier CDS antitrust litigation bars these plaintiffs from asserting claims based on conduct occurring before 30 June 2014. The plaintiffs appealed to the Second Circuit and the appeal was denied in 2025. The case has returned to New Mexico federal court and the defendants have filed a motion for judgment on the pleadings.
Interest rate swap and credit default swap US civil actions
Barclays PLC, Barclays Bank PLC and BCI, together with other financial institutions that act as market makers for interest rate swaps (IRS), are named as defendants in several antitrust actions brought by certain swap execution facilities, which are pending in the SDNY. The complaints allege the defendants conspired to prevent the development of exchanges for IRS and demand unspecified money damages.
BDC Finance L.L.C.
In 2008, BDC Finance L.L.C. (BDC) filed a complaint in the Supreme Court of the State of New York, demanding damages of
$298m, alleging that Barclays Bank PLC had breached a contract in connection with a portfolio of total return swaps governed by an ISDA Master Agreement. Following a trial, the court ruled in 2018 that Barclays Bank PLC was not a defaulting party, which was affirmed on appeal. Barclays Bank PLC filed a counterclaim against BDC for damages, legal fees, expenses and interest. A trial on damages took place in June 2026 and proceedings are ongoing.
Civil actions in respect of the US Anti-Terrorism Act
Since 2014, eight civil actions, on behalf of more than 4,000 plaintiffs, were filed in US federal courts in the US District Court in the Eastern District of New York (EDNY) and SDNY against Barclays Bank PLC and a number of other banks. The complaints generally allege that Barclays Bank PLC and those banks engaged in a conspiracy to facilitate US dollar-
denominated transactions for the Iranian government and various Iranian banks, which in turn funded acts of terrorism that injured or killed the plaintiffs or the plaintiffs’ family members. The plaintiffs seek to recover damages for pain, suffering and mental anguish under the US Anti-Terrorism Act, which allows for the trebling of any proven damages.
The court granted the defendants’ motions to dismiss three out of the six actions in the EDNY. The plaintiffs appealed in one action and the dismissal was affirmed, and judgment was entered, in 2023. The plaintiffs’ motion to vacate the judgment was denied in 2025. The other two dismissed actions in the EDNY were consolidated into one action. The plaintiffs in that action, and in one other action in the EDNY, filed amended complaints. The defendants' motion to dismiss the consolidated action was granted as to all claims against Barclays and the other defendant banks except for one bank, which is seeking reconsideration. The other actions in the EDNY are currently stayed. Out of the two actions in the SDNY, the court granted the defendants’ motion to dismiss the first action. That action is stayed, and the second SDNY action is stayed pending any appeal on the dismissal of the first.
Shareholder derivative action
In 2020, a purported Barclays shareholder filed a purported derivative action in New York state court against BCI and a number of current and former members of the Board of Directors of Barclays PLC and senior executives or employees of the
Group. The shareholder plaintiff filed the claim on behalf of nominal defendant Barclays PLC, alleging that the individual defendants harmed the company through breaches of their duties, including under the Companies Act 2006. The plaintiff sought damages on behalf of Barclays PLC for the losses that Barclays PLC allegedly suffered as a result of these alleged breaches. An amended complaint was filed in 2021, which BCI and certain other defendants moved to dismiss. The motion to dismiss was granted in 2022. The plaintiff appealed the decision, and the dismissal was unanimously affirmed in 2023 by the First Judicial Department in New York. The plaintiff appealed the First Judicial Department’s decision to the New York
Court of Appeals. The dismissal was affirmed by the New York Court of Appeals in May 2025, concluding the matter. In
November 2025, the same plaintiff filed a new complaint in New York state court against the same defendants. In February
2026, the plaintiff voluntarily dismissed the new complaint. The dismissal received court approval in March 2026, concluding the matter.
Motor finance commission arrangements
From 2003 to late 2019, Barclays, through Clydesdale Financial Services Limited (CFSL), a wholly-owned subsidiary of the
Group, provided motor finance to customers in the UK. In 2020, CFSL was transferred from Barclays Bank PLC to Barclays

Barclays PLC	85

Financial Statement Notes
Principal Investments Ltd (BPIL), another subsidiary of Barclays PLC. Barclays Bank PLC has provided an intragroup indemnity to BPIL in respect of historical litigation and conduct matters relating to CFSL.
In January 2024, the FCA appointed a skilled person to review the historical use of discretionary commission arrangements and sales in the UK motor finance market. In October 2025, the FCA consulted on an industry-wide redress scheme for eligible motor finance customers where a commission was payable by the lender to the broker, and Barclays engaged with the FCA as part of this process. In March 2026, the FCA published its final rules for such scheme.
Barclays increased its provision in Q1 26 by £105m to reflect the expected financial impact of the redress scheme. The increase in provision was primarily driven by moving from a multi-scenario approach to a single scenario based on the FCA's final rules and higher compensatory interest. There has been no further increase in Q2 26 and the provision in respect of this matter is £430m as at 30 June 2026 (as at 31 December 2025: £325m). The provision as at 30 June 2026 reflects Barclays'
estimate of cases in scope of the FCA redress scheme, the anticipated level of customer redress under the FCA's methodology (including compensatory interest at a minimum of 3% per annum), the estimated customer response rate
(with reference to prior remediation exercises across the Group), and implementation costs. The ultimate financial impact could differ from the current estimate due to factors such as customer response rates and average cost of redress.
Barclays decided not to challenge the FCA's final rules in the interests of enabling a swift resolution for customers. However,
Barclays strongly disagrees with aspects of the rules which require financial redress even where customers suffered no demonstrable financial harm. On 2 July 2026, the Upper Tribunal ordered a suspension of parts of the redress scheme following four legal challenges to the FCA's final rules. Such challenges will delay and may otherwise affect the implementation of the redress scheme. The legal and regulatory outcomes and the nature, extent and timing of any remediation action, therefore remain uncertain. Barclays has not incorporated the potential impact of any legal challenge into the provision estimate.
Over-issuance of securities in the US
In 2022, executive management became aware that Barclays Bank PLC had issued securities materially in excess of the set amount under its US shelf registration statements.
In 2023, holders of VXX ETNs brought a purported class action in the SDNY against Barclays PLC, Barclays Bank PLC, and former and current executives and board members in the US alleging, among other things, that Barclays’ failure to disclose that these ETNs were unregistered securities misled investors and that, as a result, Barclays is liable for the holders’ alleged losses following the suspension of further sales and issuances of the ETNs. The plaintiffs were granted leave to amend and filed a new complaint in March 2024. Barclays’ motion to dismiss was granted in March 2025. The plaintiffs’ motion for reconsideration was denied in June 2025. The plaintiffs appealed the decision, and in March 2026, the Second Circuit affirmed the dismissal, thereby concluding the matter.
In 2024, a purported class action was filed in the SDNY against Barclays PLC, Barclays Bank PLC and former and current executives. The plaintiff purports to bring claims on behalf of a class of short sellers, alleging that their short positions suffered substantial losses when Barclays suspended new issuances and sales of VXX ETNs as a result of the over-issuance of securities. Barclays’ motion to dismiss was granted in March 2025. The plaintiff appealed the decision granting Barclays'
motion to dismiss and, in December 2025, the Second Circuit affirmed the dismissal, thereby concluding the matter.
ABS related civil action
In February 2026, certain institutional investors filed a civil action in the SDNY against Barclays Bank PLC, BCI, and other financial institutions in connection with the collapse of a US-based subprime auto lender, Tricolor Auto Acceptance, LLC.
The plaintiffs, who hold notes issued by the auto lender's securitisation trusts, allege that the banks (acting as warehouse lenders and initial purchasers in the securitisations) either knew of, or were willfully blind to, red flags of the auto lender's alleged fraud. The plaintiffs seek damages for alleged securities fraud in connection with the alleged losses on their associated notes, and also assert fraudulent transfer claims against the lenders. The defendants' motion to dismiss the action was granted in June 2026. The plaintiffs may appeal.
2.Barclays PLC, Barclays Bank PLC and Barclays Bank UK PLC
HM Revenue & Customs (HMRC) assessments concerning UK Value Added Tax
In 2018, HMRC issued notices that have the effect of either removing certain Barclays overseas subsidiaries that have operations in the UK from Barclays’ UK VAT group or preventing them from joining it. Supplies between members of a UK
VAT group are generally free from VAT. The notices had both retrospective and prospective effect. Barclays appealed
HMRC's decisions to the First-Tier Tribunal (Tax Chamber) in relation to both the retrospective VAT assessments and the ongoing VAT payments made since 2018. £181m of VAT (inclusive of interest) was assessed retrospectively by HMRC covering the periods 2014 to 2018, of which approximately £128m is expected to be attributed to Barclays Bank UK PLC and

Barclays PLC	86

Financial Statement Notes
£53m to Barclays Bank PLC. This retrospectively assessed VAT was paid in 2018 and an asset, adjusted to reflect expected eventual recovery, is recognised. Since 2018 Barclays has paid, and recognised as an expense, VAT on intra-group supplies from the relevant subsidiaries to the members of the VAT group. In 2024, the court upheld HMRC’s denial of VAT grouping relating to one of the overseas subsidiaries. Barclays appealed this decision to the Upper Tribunal, which upheld HMRC's denial of VAT grouping in June 2026. Barclays has not sought to appeal this decision, but has other appeals filed in the Tax
Chamber, both for this subsidiary and other overseas subsidiaries.
UK bank levy
In November 2024, HMRC updated its published guidance on the treatment of beneficiary accounts for the purposes of the exclusion of protected deposits from the UK bank levy charge. HMRC’s interpretation of the UK bank levy legislation differs from Barclays’ interpretation of the legislation, which has been applied in Barclays’ UK bank levy returns and which Barclays continues to consider is correct. In December 2024, HMRC wrote to notify Barclays of its intention to challenge this treatment. Engagement with HMRC continues, and HMRC has not issued formal assessments.
3. Barclays PLC, Barclays Bank PLC and Barclays Bank Ireland PLC
Potential indemnity claim relating to the sale of Barclays Consumer Bank Europe
In January 2025, Barclays Bank Ireland PLC completed the sale of certain assets and liabilities, specifically the Consumer Bank
Europe, its German consumer finance business, to BAWAG P.S.K., a wholly-owned subsidiary of BAWAG Group AG
(BAWAG). As part of the transaction, Barclays Bank Ireland PLC provided BAWAG with a capped indemnity in relation to transfer taxes on certain assets. Discussions with the relevant taxation authority remain at an early stage and no formal assessment has been issued.
4. Barclays PLC
Civil action in respect of statements concerning Barclays' former CEO
In 2023, a purported class action was filed in federal court in California against Barclays PLC and a number of current and former senior executives of Barclays PLC. It was amended in 2024 to assert US securities law claims against Barclays PLC and individual defendants, and a UK securities law claim against Barclays PLC. The complaint seeks to hold the defendants responsible for declines in the price of Barclays PLC’s American depositary receipts and Barclays PLC's ordinary shares, which the plaintiffs claim occurred as a result of alleged misstatements and omissions in Barclays’ public disclosures relating to its former CEO’s relationship with Jeffrey Epstein. Barclays PLC and an individual defendant's motion to dismiss was granted in part and denied in part in June 2025, while another individual defendant's motion to dismiss was denied. The defendants moved for reconsideration or, alternatively, leave to appeal, which is pending before the court. The plaintiffs filed a second amended complaint in July 2025, repleading the UK securities law claim against Barclays PLC and which Barclays PLC has moved to dismiss.
General
The Group is engaged in various other legal, competition and regulatory matters in the UK, the US and a number of other overseas jurisdictions. It is subject to legal proceedings brought by and against the Group which arise in the ordinary course of business from time to time, including (but not limited to) disputes in relation to contracts, securities, guarantees, debt collection, consumer credit, fraud, trusts, client assets, competition, data management and protection, intellectual property, money laundering, financial crime, employment, environmental and other statutory and common law issues.
The Group is also subject to enquiries and examinations, requests for information, audits, investigations and legal and other proceedings by regulators, governmental and other public bodies in connection with (but not limited to) consumer protection measures, the effectiveness of systems and controls, measures to combat money laundering and financial crime, compliance with legislation and regulation, wholesale trading activity and other areas of banking and business activities in which the Group is or has been engaged. The Group is cooperating with the relevant authorities and keeping all relevant agencies briefed as appropriate in relation to these matters and others described in this note on an ongoing basis.
At the present time, Barclays PLC does not expect the ultimate resolution of any of these other matters to have a material adverse effect on the Group’s financial position. However, in light of the uncertainties involved in such matters and the matters specifically described in this note, there can be no assurance that the outcome of a particular matter or matters
(including formerly active matters or those matters arising after the date of this note) will not be material to Barclays PLC’s results, operations or cash flows for a particular period, depending on, among other things, the amount of the loss resulting from the matter(s) and the amount of profit otherwise reported for the reporting period.

Barclays PLC	87

Financial Statement Notes
17.Related party transactions
Related party transactions in the half year ended 30 June 2026 were similar in nature to those disclosed in the Barclays PLC
Annual Report 2025. No related party transactions that have taken place in the half year ended 30 June 2026 have materially affected the financial position or the performance of the Group during this period, and there have been no changes to the related party transactions described in the Barclays Annual Report 2025 that have materially affected the financial position or the performance of the Group during this period.
18.Assets and liabilities included in disposal group classified as held for sale
The assets and liabilities classified as held for sale as at 30 June 2026 were £nil.
Comparative balances have been accounted for in line with the requirements of IFRS 5 and relate to the sale of the AA portfolio within USCB. On 24 April 2026, Barclays exited its AA co-branded credit card partnership, generating a gain on sale of c.£225m.

	As at 30.06.26	As at 31.12.25
Assets included in disposal groups classified as held for sale	£m	£m
Loans and advances to customers	—	5,801
Intangible assets	—	11
Other assets	—	120
Total assets classified as held for sale	—	5,932

Net assets classified as held for sale	—	5,932

Barclays PLC	88

Appendix: Non-IFRS Performance Measures
The Group’s management believes that the non-IFRS performance measures included in this document provide valuable information to the readers of the financial statements, as they enable the reader to identify a more consistent basis for comparing the businesses’ performance between financial periods, and provide more detail concerning the elements of performance which the managers of these businesses are most directly able to influence or are relevant for an assessment of the Group. They also reflect an important aspect of the way in which operating targets are defined and performance is monitored by management.
However, any non-IFRS performance measures in this document are not a substitute for IFRS measures and readers should consider the IFRS measures as well.
Returns

	Half year ended 30.06.26
	Barclays UK	Barclays UK Corporate Bank	Barclays Private Bank and Wealth Management	Barclays Investment Bank	Barclays US Consumer Bank	Head Office	Barclays Group
Return on average tangible equity	£m	£m	£m	£m	£m	£m	£m
Attributable profit/(loss)	1,214	388	148	2,315	429	(303)	4,191

	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average equity	16.1	3.8	1.2	29.9	4.2	9.9	65.1
Average goodwill and intangibles	(4.0)	—	(0.1)	—	(0.7)	(3.6)	(8.5)
Average tangible equity	12.1	3.8	1.1	29.9	3.5	6.3	56.7

Return on average tangible equity	20.1%	20.6%	26.1%	15.5%	24.2%	n/m	14.8%

	Half year ended 30.06.25
	Barclays UK	Barclays UK Corporate Bank	Barclays Private Bank and Wealth Management	Barclays Investment Bank	Barclays US Consumer Bank	Head Office	Barclays Group
Return on average tangible equity	£m	£m	£m	£m	£m	£m	£m
Attributable profit/(loss)	1,090	284	184	2,075	128	(238)	3,523

	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average equity	15.7	3.4	1.2	29.2	4.1	8.2	61.8
Average goodwill and intangibles	(4.0)	—	(0.1)	—	(0.6)	(3.6)	(8.3)
Average tangible equity	11.7	3.4	1.1	29.2	3.5	4.6	53.5

Return on average tangible equity	18.6%	16.8%	33.2%	14.2%	7.3%	n/m	13.2%

Barclays PLC	89

Appendix: Non-IFRS Performance Measures

Barclays Group
Return on average tangible shareholders' equity	Q226	Q126	Q425	Q325	Q225	Q125	Q424	Q324
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit	2,259	1,932	1,195	1,457	1,659	1,864	965	1,564

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average shareholders' equity	64.8	65.5	64.8	63.3	62.1	61.4	59.7	59.1
Average goodwill and intangibles	(8.7)	(8.3)	(8.3)	(8.2)	(8.2)	(8.3)	(8.2)	(8.1)
Average tangible shareholders' equity	56.1	57.2	56.5	55.1	53.9	53.1	51.5	51.0

Return on average tangible shareholders' equity	16.1%	13.5%	8.5%	10.6%	12.3%	14.0%	7.5%	12.3%

Barclays UK
Return on average allocated tangible equity	Q226	Q126	Q425	Q325	Q225	Q125	Q424	Q324
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit	623	591	706	647	580	510	781	621

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	16.2	15.9	15.9	15.9	15.8	15.7	15.1	14.5
Average goodwill and intangibles	(4.0)	(3.9)	(4.0)	(4.0)	(4.0)	(4.0)	(3.9)	(3.9)
Average allocated tangible equity	12.2	12.0	11.9	11.9	11.8	11.7	11.2	10.6

Return on average allocated tangible equity	20.4%	19.7%	23.8%	21.8%	19.7%	17.4%	28.0%	23.4%

Barclays UK Corporate Bank
Return on average allocated tangible equity	Q226	Q126	Q425	Q325	Q225	Q125	Q424	Q324
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit	201	187	168	196	142	142	98	144

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	3.8	3.8	3.5	3.4	3.4	3.3	3.2	3.1
Average goodwill and intangibles	—	—	—	—	—	—	—	—
Average allocated tangible equity	3.8	3.8	3.5	3.4	3.4	3.3	3.2	3.1

Return on average allocated tangible equity	21.3%	19.9%	19.1%	22.8%	16.6%	17.1%	12.3%	18.8%

Barclays Private Bank and Wealth Management
Return on average allocated tangible equity	Q226	Q126	Q425	Q325	Q225	Q125	Q424	Q324
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit	75	73	35	72	88	96	63	74

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	1.2	1.2	1.2	1.2	1.2	1.2	1.2	1.1
Average goodwill and intangibles	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)
Average allocated tangible equity	1.1	1.1	1.1	1.1	1.1	1.1	1.1	1.0

Return on average allocated tangible equity	26.9%	25.5%	12.6%	26.4%	31.9%	34.5%	23.9%	29.0%

Barclays PLC	90

Appendix: Non-IFRS Performance Measures

Barclays Investment Bank
Return on average allocated tangible equity	Q226	Q126	Q425	Q325	Q225	Q125	Q424	Q324
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit	1,204	1,111	294	723	876	1,199	247	652

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	30.0	29.7	29.6	28.6	28.7	29.6	29.3	29.5
Average goodwill and intangibles	—	—	—	—	—	—	—	—
Average allocated tangible equity	30.0	29.7	29.6	28.6	28.7	29.6	29.3	29.5

Return on average allocated tangible equity	16.0%	15.0%	4.0%	10.1%	12.2%	16.2%	3.4%	8.8%

Barclays US Consumer Bank
Return on average allocated tangible equity	Q226	Q126	Q425	Q325	Q225	Q125	Q424	Q324
	£m	£m	£m	£m	£m	£m	£m	£m
Attributable profit	253	176	144	118	87	41	94	89

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average allocated equity	4.1	4.3	4.2	4.0	4.0	4.2	4.0	3.8
Average goodwill and intangibles	(0.8)	(0.5)	(0.6)	(0.5)	(0.6)	(0.6)	(0.6)	(0.5)
Average allocated tangible equity	3.3	3.8	3.6	3.5	3.4	3.6	3.4	3.3

Return on average allocated tangible equity	30.2%	18.8%	15.8%	13.5%	10.2%	4.5%	11.2%	10.9%

Reconciliation of total operating expenses to group operating costs

	Half year ended 30.06.26	Half year ended 30.06.25
	£m	£m
Total operating expenses	(9,065)	(8,590)
UK regulatory levies	(84)	(96)
Litigation and conduct	(108)	(87)
Group operating costs	(8,873)	(8,407)

Reconciliation of group net interest income excluding IB and Head Office	Three months ended 30.06.2026	Three months ended 30.06.2025
	£m	£m
Total Barclays Group net interest income	3,921	3,505
Barclays Investment Bank	411	334
Head Office	149	114
Group NII excluding IB and Head Office	3,361	3,057

Reconciliation of group net interest income excluding IB and Head Office	Half year ended 30.06.26	Half year ended 30.06.25
	£m	£m
Total Barclays Group net interest income	7,658	7,022
Barclays Investment Bank	794	631
Head Office	96	288
Group NII excluding IB and Head Office	6,768	6,103

Barclays PLC	91

Appendix: Non-IFRS Performance Measures

Tangible net asset value per share	As at 30.06.26	As at 31.12.25	As at 30.06.25
	£m	£m	£m
Total equity excluding non-controlling interests	79,358	77,784	75,906
Other equity instruments	(13,275)	(12,725)	(13,266)
Shareholders' equity attributable to ordinary shareholders of the parent	66,083	65,059	62,640
Goodwill and intangibles	(8,912)	(8,284)	(8,186)
Tangible shareholders' equity attributable to ordinary shareholders of the parent	57,171	56,775	54,454

	m	m	m
Shares in issue	13,507	13,867	14,180

	p	p	p
Net asset value per share	489	469	442
Tangible net asset value per share	423	409	384

Profit/(loss) attributable to ordinary equity holders of the parent	H126	H125	Q226	Q126	Q425	Q325	Q225	Q125	Q424	Q324
	£m	£m	£m	£m	£m	£m	£m	£m	£m	£m
Barclays UK	1,214	1,090	623	591	706	647	580	510	781	621
Barclays UK Corporate Bank	388	284	201	187	168	196	142	142	98	144
Barclays Private Bank and Wealth Management	148	184	75	73	35	72	88	96	63	74
Barclays Investment Bank	2,315	2,075	1,204	1,111	294	723	876	1,199	247	652
Barclays US Consumer Bank	429	128	253	176	144	118	87	41	94	89
Head Office	(303)	(238)	(97)	(206)	(152)	(299)	(114)	(124)	(318)	(16)
Barclays Group	4,191	3,523	2,259	1,932	1,195	1,457	1,659	1,864	965	1,564

Average equity	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Barclays UK	16.1	15.7	16.2	15.9	15.9	15.9	15.8	15.7	15.1	14.5
Barclays UK Corporate Bank	3.8	3.4	3.8	3.8	3.5	3.4	3.4	3.3	3.2	3.1
Barclays Private Bank and Wealth Management	1.2	1.2	1.2	1.2	1.2	1.2	1.2	1.2	1.2	1.1
Barclays Investment Bank	29.9	29.2	30.0	29.7	29.6	28.6	28.7	29.6	29.3	29.5
Barclays US Consumer Bank	4.2	4.1	4.1	4.3	4.2	4.0	4.0	4.2	4.0	3.8
Head Office	9.9	8.2	9.5	10.6	10.4	10.2	9.0	7.4	6.9	7.1
Barclays Group	65.1	61.8	64.8	65.5	64.8	63.3	62.1	61.4	59.7	59.1

Return on average equity	%	%	%	%	%	%	%	%	%	%
Return on average allocated equity:
Barclays UK	15.1	13.9	15.4	14.8	17.8	16.3	14.8	13.0	20.7	17.1
Barclays UK Corporate Bank	20.6	16.8	21.3	19.9	19.1	22.8	16.6	17.1	12.3	18.8
Barclays Private Bank and Wealth Management	24.1	30.6	24.8	23.5	11.6	24.3	29.3	31.8	21.9	26.5
Barclays Investment Bank	15.5	14.2	16.0	15.0	4.0	10.1	12.2	16.2	3.4	8.8
Barclays US Consumer Bank	20.5	6.3	24.7	16.5	13.8	11.7	8.8	3.9	9.5	9.3
Head Office	n/m	n/m	n/m	n/m	n/m	n/m	n/m	n/m	n/m	n/m
Return on average shareholders' equity:
Barclays Group	12.9	11.4	14.0	11.8	7.4	9.2	10.7	12.1	6.5	10.6

Barclays PLC	92

Appendix: Loan Loss Rate Calculations
Loan loss rates

	Half year ended 30.06.26
	Barclays UK	Barclays UK Corporate Bank	Barclays Private Bank and Wealth Management	Barclays Investment Bank	Barclays US Consumer Bank	Head Office	Barclays Group
Loan loss rate	£m	£m	£m	£m	£m	£m	£m
Credit impairment (charges)/ releases	(338)	(19)	(3)	(323)	(713)	2	(1,394)

	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Gross loans and advances held at amortised cost (including portfolios reclassified as held for sale)[1]	239.8	31.4	15.1	137.2	25.0	1.9	450.4

Loan loss rate (bps)	28	12	4	47	575	n/m	62

	Half year ended 30.06.25
	Barclays UK	Barclays UK Corporate Bank	Barclays Private Bank and Wealth Management	Barclays Investment Bank	Barclays US Consumer Bank	Head Office	Barclays Group
Loan loss rate	£m	£m	£m	£m	£m	£m	£m
Credit impairment (charges)/ releases	(237)	(31)	11	(139)	(711)	(5)	(1,112)

	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Gross loans and advances held at amortised cost (including portfolios reclassified as held for sale)[1]	228.5	28.2	14.8	126.8	27.4	2.7	428.4

Loan loss rate (bps)	21	22	(15)	22	523	n/m	52
1 Includes gross loans and advances to customers and banks, in addition to debt securities.

Barclays PLC	93

Appendix: Loan Loss Rate Calculations

Barclays Group
Loan loss rate	Q226	Q126	Q425	Q325	Q225	Q125	Q424	Q324
	£m	£m	£m	£m	£m	£m	£m	£m
Credit impairment charges	(571)	(823)	(535)	(632)	(469)	(643)	(711)	(374)

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Gross loans and advances held at amortised cost (including portfolios reclassified as held for sale)	450.4	449.9	441.3	437.5	428.4	430.4	429.6	408.3

Loan loss rate (bps)	51	74	48	57	44	61	66	37

Barclays UK
Loan loss rate	Q226	Q126	Q425	Q325	Q225	Q125	Q424	Q324
	£m	£m	£m	£m	£m	£m	£m	£m
Credit impairment charges	(160)	(178)	(74)	(102)	(79)	(158)	(283)	(16)

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Gross loans and advances held at amortised cost (including portfolios reclassified as held for sale)	239.8	233.6	231.9	230.9	228.5	227.5	227.5	218.4

Loan loss rate (bps)	27	31	13	18	14	28	49	3

Barclays UK Corporate Bank
Loan loss rate	Q226	Q126	Q425	Q325	Q225	Q125	Q424	Q324
	£m	£m	£m	£m	£m	£m	£m	£m
Credit impairment charges	(16)	(3)	(1)	(5)	(12)	(19)	(40)	(13)

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Gross loans and advances held at amortised cost (including portfolios reclassified as held for sale)	31.4	31.0	30.2	29.2	28.2	27.0	25.8	25.2

Loan loss rate (bps)	20	4	1	7	17	28	62	21

Barclays Private Bank and Wealth Management
Loan loss rate	Q226	Q126	Q425	Q325	Q225	Q125	Q424	Q324
	£m	£m	£m	£m	£m	£m	£m	£m
Credit impairment (charges)/releases	(5)	2	(2)	(1)	2	9	(2)	(7)

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Gross loans and advances held at amortised cost (including portfolios reclassified as held for sale)	15.1	15.1	15.1	15.2	14.8	14.8	14.7	14.3

Loan loss rate (bps)	13	(6)	5	3	(5)	(25)	5	19

Barclays PLC	94

Appendix: Loan Loss Rate Calculations

Barclays Investment Bank
Loan loss rate	Q226	Q126	Q425	Q325	Q225	Q125	Q424	Q324
	£m	£m	£m	£m	£m	£m	£m	£m
Credit impairment charges	(44)	(279)	(22)	(144)	(67)	(72)	(46)	(43)

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Gross loans and advances held at amortised cost (including portfolios reclassified as held for sale)	137.2	137.4	131.0	129.8	126.8	129.6	124.9	116.5

Loan loss rate (bps)	13	82	7	44	21	23	15	15

Barclays US Consumer Bank
Loan loss rate	Q226	Q126	Q425	Q325	Q225	Q125	Q424	Q324
	£m	£m	£m	£m	£m	£m	£m	£m
Credit impairment charges	(346)	(367)	(431)	(379)	(312)	(399)	(298)	(276)

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Gross loans and advances held at amortised cost (including portfolios reclassified as held for sale)	25.0	30.3	30.6	29.8	27.4	28.9	30.0	26.7

Loan loss rate (bps)	555	491	558	505	456	562	395	411

Barclays PLC	95

Appendix: Income Over Average RWAs Calculations
Income over average RWAs

Barclays Investment Bank	Half year ended 30.06.26	Half year ended 30.06.25
	£m	£m
Income	7,986	7,180

	£bn	£bn
Average RWAs	203.2	198.8

Income over average RWAs	7.9%	7.2%

Barclays Investment Bank	Q226	Q126	Q425	Q325	Q225	Q125	Q424	Q324
	£m	£m	£m	£m	£m	£m	£m	£m
Income	3,958	4,028	2,792	3,083	3,307	3,873	2,607	2,851

	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn
Average RWAs	204.5	202.0	202.1	194.9	196.1	201.4	199.9	201.8

Income over average RWAs	7.7%	8.0%	5.5%	6.3%	6.7%	7.7%	5.2%	5.7%

Barclays PLC	96

Shareholder Information

Results timetable[1]				Date
Ex-dividend date				6 August 2026
Dividend record date				7 August 2026
DRIP last election date				24 August 2026
Dividend payment date				15 September 2026
Q3 2026 Results Announcement				22 October 2026

For qualifying ADR holders, the 2026 half year dividend of 5.9p per ordinary share becomes 23.6p per ADS (representing four shares).
The ex-dividend date for ADR holders is 7 August 2026. The dividend record and dividend payment dates for ADR holders are as shown above. The dividend fee chargeable by the ADR depositary to ADR holders is 4.5% of gross dividend.

A Dividend Re-Investment Plan (DRIP) is provided by Equiniti Financial Services Limited. The DRIP enables the Company’s shareholders to elect to have their cash dividend payments used to purchase the Company’s shares.
More information can be found at shareview.co.uk/info/drip

DRIP participants will usually receive their additional ordinary shares (in lieu of a cash dividend) three to four days after the dividend payment date. Qualifying ADR holders should contact Computershare Shareowner Services for further details regarding the DRIP.

Barclays PLC ordinary shares ISIN code: GB0031348658
Barclays PLC ordinary shares TIDM Code: BARC

				% Change[2]
Exchange rates	30.06.26	31.12.25	30.06.25	31.12.25	30.06.25
Period end - GBP/USD	1.33	1.34	1.37	(1)%	(3)%
YTD average - GBP/USD	1.35	1.32	1.30	2%	4%
3 month average - GBP/USD	1.34	1.33	1.35	1%	—%
Period end - GBP/EUR	1.16	1.15	1.17	1%	(1)%
YTD average - GBP/EUR	1.15	1.17	1.19	(2)%	(3)%
3 month average - GBP/EUR	1.16	1.14	1.18	2%	(2)%

Share price data
Barclays PLC (p)	507	476	337
Barclays PLC number of shares (m)	13,507	13,867	14,180

For further information please contact

Investor relations	Media relations
Marina Shchukina +44 (0) 20 7116 2526	Tom Hoskin +44 (0) 20 7116 4755

More information on Barclays can be found on our website: home.barclays

Registered office
1 Churchill Place, London, E14 5HP, United Kingdom. Tel: +44 (0) 20 7116 1000. Company number: 48839.

Registrar
Equiniti, Highdown House, Yeoman Way, Worthing, West Sussex, BN99 6DA, United Kingdom.
Tel +44 (0)371 384 2055 (UK and International telephone number)[3].

American Depositary Receipts (ADRs)
Computershare Shareowner Services, P.O. Box 43304, Providence, RI 02940-3304, United States of America
General Toll Free: +1-866-723-8257
General Direct: +1-781-575-2833
www.computershare.com/investor

Delivery of ADR certificates and overnight mail
Computershare Shareowner Services, 150 Royall Street, Suite 101, Canton, MA 02021-1054

1Note that these dates are provisional and subject to change.
2The change is the impact to GBP reported information.
3Lines open 8.30am to 5.30pm (UK time), Monday to Friday, excluding UK public holidays in England and Wales.

Barclays PLC	97

Glossary of terms
‘Acceptances and endorsements’ Acceptances are an undertaking by a bank to pay a bill of exchange drawn on a customer, for which reimbursement by the customer is normally immediate. Endorsements are to change the payee of a bill of exchange but with no change to the bank’s liability.
‘Additional Tier 1 (AT1) capital’ A type of capital as defined in CRR, largely comprising eligible non-common equity capital securities and any related share premium.
‘Additional Tier 1 (AT1) securities’ Non-common equity securities that are eligible as AT1 capital.
‘Advanced Internal Ratings Based (A-IRB)’ See ‘Internal Ratings Based (IRB)’.
‘Agency Bonds’ Bonds issued by state and / or government agencies or government-sponsored entities.
‘Agency Mortgage-Backed Securities’ Mortgage-Backed Securities issued by government-sponsored entities.
‘All price risk (APR)’ An estimate of all the material market risks, including rating migration and default, for the correlation trading portfolio.
‘American Depositary Receipts (ADR) or American Depositary Shares (ADS)’ A negotiable certificate that represents the ownership of depositary shares in a non-US company (e.g. Barclays) trading on US financial markets.
‘Americas’ Geographic segment comprising the US, Canada and countries where Barclays operates within Latin America.
‘Annual Earnings at Risk (AEaR)’ A measure of the potential change in NII due to interest rate movement over a one-year period.
‘Annualised cumulative weighted average lifetime PD’ The Probability of Default (PD) over the remaining life of the asset, expressed as an annual rate, reflecting a range of possible economic scenarios.
‘Application scorecards’ Algorithm based decision-making tools used to aid business decisions and manage credit risk, based on available customer data at the point of application for a product.
‘Arrears’ Customers are said to be in arrears when they are behind in fulfilling their obligations, with the result that an outstanding loan is unpaid or overdue. Such customers are also said to be in a state of delinquency. When a customer is in arrears, their entire outstanding balance is said to be delinquent, meaning that delinquent balances are the total outstanding loans on which payments are overdue.
‘Asia’ Geographic segment comprising countries where Barclays operates within Asia and the Middle East.
‘Asset Backed Commercial Paper (ABCP)’ Typically short-term notes secured on specified assets issued by consolidated special purpose entities for funding purposes.
‘Asset Backed Securities (ABS)’ Securities that represent an interest in an underlying pool of referenced assets. The referenced pool can comprise any assets which attract a set of associated cash flows but are commonly pools of residential or commercial mortgages and, in the case of a Collateralised Debt Obligation (CDO), the referenced pool may be ABS or other classes of assets.
‘Asset swap spreads’ The difference between the yield of the bond and the fixed rate leg of the corresponding interest rate swap. Primarily used to measure the credit risk associated with a bond.
‘Assets Under Management (AUM)’ Total market value of client investment balances managed within investment mandates where Barclays provides discretionary portfolio management or advisory services. Total Assets Under Management excludes uninvested cash held under an investment mandate and reported within deposits.
‘Assets Under Supervision (AUS)’ Total market value of client investment balances where Barclays provides custodian or transactional services.
‘Attributable profit’ Profit after tax that is attributable to ordinary equity holders of Barclays adjusted for the after tax amounts of capital securities classified as equity.
‘Average allocated tangible equity’ (for businesses) Calculated as the average of the previous month’s period end allocated tangible equity and the current month’s period end allocated tangible equity. The average allocated tangible equity for the period is the average of the monthly averages within that period.
‘Average tangible shareholders’ equity’ (for Barclays Group) Calculated as the average of the previous month’s period end tangible shareholders’ equity and the current month’s period end tangible shareholders’ equity. The average tangible shareholders’ equity for the period is the average of the monthly averages within that period.
‘Average tangible shareholders’ equity’ (for businesses) Calculated as the average of the previous month’s period end allocated tangible equity and the current month’s period end allocated tangible equity. The average allocated tangible equity for the period is the average of the monthly averages within that period.

Barclays PLC	98

Glossary of terms
‘Average UK leverage ratio’ In accordance with the PRA Rulebook, calculated as the average capital measure based on the last day of each month in the quarter divided by the average exposure measure for the quarter, where the average exposure is based on each day in the quarter.
‘Back testing’ Includes a number of techniques that assess the continued statistical validity of a model by simulating how the model would have predicted recent experience.
‘Balance weighted Loan to Value (LTV) ratio’ In the context of the credit risk disclosures on secured home loans, a means of calculating marked to market (MTM) LTVs derived by calculating individual LTVs at account level, and weighting it by the balances to arrive at the average position. Balance weighted LTV ratio is calculated using the following formula: LTV = ((loan
1 balance x MTM LTV% for loan 1) + (loan 2 balance x MTM LTV% for loan 2) + ...) / total outstanding balances in portfolio.
‘Bank of England (BoE)’ The central bank of the United Kingdom with devolved responsibility for managing monetary policy and to oversee regulation of the UK’s financial sector. The BoE prudentially regulates and supervises certain financial services firms through the PRA.
‘Bank of England levy scheme’ or ‘BoE levy scheme’ A levy scheme which commenced on 1 March 2024 replacing the Cash
Ratio Deposit scheme as a means of funding the BoE's monetary policy and financial stability operations.
‘Bank Recovery and Resolution Directive (BRRD)’ The Bank Recovery and Resolution Directive (Directive 2014/59/EU), which established a framework for the recovery and resolution of EU credit institutions and investment firms.
‘Barclaycard Consumer UK’ One of three segments within Barclays UK comprising the UK Barclaycard business.
‘Barclays’ or ‘Barclays Group’ or ‘Group’ Barclays PLC, together with its subsidiaries.
‘Barclays Africa’ or ‘Absa’ or ‘Absa Group Limited’ Absa Group Limited (formerly Barclays Africa Group Limited), which was previously a subsidiary of the Barclays Group. As a consequence of its disposals of shares in April 2022 and September 2022, the Barclays Group has now exited its shareholding in Absa Group Limited.
‘Barclays Bank Group’ Barclays Bank PLC, together with its subsidiaries.
‘Barclays Bank Ireland’ or ‘Barclays Europe’ or ‘BBI’ Barclays Bank Ireland PLC.
‘Barclays Bank UK Group’ Barclays Bank UK PLC, together with its subsidiaries.
‘Barclays Execution Services’ or ‘BX’ or ‘Group Service Company’ Barclays Execution Services Limited, the Group-wide service company providing technology, operations and functional services to businesses across the Barclays Group.
‘Barclays Investment Bank (IB)’ The Barclays Group’s investment bank which consists of origination led and returns focused
Global Markets and Investment Banking businesses.
‘Barclays Operating Businesses’ The core Barclays businesses, comprising Barclays UK (which consists of the Personal
Banking, Business Banking and the Barclaycard Consumer UK businesses), UKCB, PBWM, IB and USCB.
‘Barclays Payments Issuing’ Provides card-based payment solutions for both small businesses and large corporates, ranging from simple expense management to sophisticated procurement and working capital solutions.
‘Barclays Private Bank and Wealth Management (PBWM)’ This division serves UK and international private banking clients providing a range of investment, banking and lending products alongside expert advice. It also serves UK wealth management and UK digital investing clients offering a range of financial services.
‘Barclays UK’ This segment broadly represents businesses that sit within the UK ring-fenced bank entity, Barclays Bank UK
PLC, and comprises Personal Banking, Business Banking and Barclaycard Consumer UK.
‘Barclays US Consumer Bank (USCB)’ This is a co-branded credit card issuer and financial services partner in the United
States for travel, entertainment, retail and affinity institutions. It offers co-branded, small business and private label credit cards, installment loans, online savings accounts and certificates of deposits.
‘Barclays UK Corporate Bank (UKCB)’ This division brings together lending, trade and working capital, liquidity, payments and
FX solutions for UK corporate clients with an annual turnover from £6.5 million and higher, excluding those clients that form part of the FTSE 350, which are included within the IB.
‘Basel 3’ or ‘Basel III’ The third of the Basel Accords, setting minimum requirements and standards that apply to internationally active banks.  Basel 3 is a set of measures developed by BCBS aiming to strengthen the regulation, supervision and risk management of banks.
‘Basel 3.1' This refers to the revision of BCBS standards to complete the BCBS' post global financial crisis reforms. Basel 3.1 introduces changes to how to calculate capital requirements for all risk types, for both standardised and internal model approaches.
‘Basel Committee on Banking Supervision (BCBS)’ or ‘The Basel Committee’ A forum for regular cooperation on banking supervisory matters which develops global supervisory standards for the banking industry. Its 45 members are officials from central banks or prudential supervisors from 28 jurisdictions.

Barclays PLC	99

Glossary of terms
‘Basic Indicator Approach (BIA)’ An approach used to quantify required capital for operational risk. Under the BIA, banks are required to hold regulatory capital for operational risk equal to 15% of the annual average, calculated over a rolling three-year period, of the relevant income indicator for the bank as whole.
‘Basis point(s)’ or ‘bp(s)’ One hundredth of a per cent (0.01%); 100 basis points is 1%. The measure is used for quoting movements in interest rates, yields on securities and for other purposes.
‘Basis risk’ Index/tenor risk that arises when floating rate products are linked to different interest rate indices, which are imperfectly correlated, especially under stressed market conditions.
‘Behavioural scorecards’ Algorithm-based decision tools used to aid business decisions and manage credit risk based on existing customer data derived from account usage.
'Board’ The board of directors of the relevant Barclays Group entity.
‘Book quality’ In the context of the Capital Risk section of the Barclays PLC Annual Report (or equivalent section in quarterly or half yearly results), changes in RWAs caused by factors such as underlying customer behaviour or demographics leading to changes in risk profile.
‘Book size’ In the context of the Capital Risk section of the Barclays PLC Annual Report (or equivalent section in quarterly or half yearly results), changes in RWAs driven by business activity, including net originations or repayments.
‘Bounce Back Loan Scheme (BBLS)’ A UK government (British Business Bank) backed loan scheme which allowed SMEs to borrow between £2,000 and £50,000. The UK Government guarantees 100% of the loan and pays the first 12 months of interest on behalf of the borrowers, subject to terms and conditions. The scheme closed on 31 March 2021.
‘Business Banking’ One of three segments within Barclays UK. Includes Business Banking services for UK clients with an annual turnover of typically up to £6.5 million, as well as the Education, Social Housing and Local Authority (ESHLA) portfolio.
‘Business Growth Fund (BGF)’ An independent company established by the UK’s largest banks, including Barclays, to help young, fast-growing businesses by providing long-term growth capital. Barclays holds an associate interest in BGF.
‘Business scenario stresses’ Multi-asset scenario analysis of extreme, but plausible, events that may impact the market risk exposures of the IB.
‘Buy to let mortgage’ A mortgage whereby the intention of the customer at origination is to let the property.
‘Capital Conservation Buffer (CCB)’ A capital buffer of 2.5% of a bank’s total risk exposures that needs to be met with an additional amount of CET1 capital above the 4.5% minimum requirement for CET1 capital set out in CRR. Its objective is to conserve a bank’s capital by ensuring that banks build up surplus capital outside periods of stress which can be drawn down if losses are incurred.
‘Capital ratios’ Key financial ratios measuring the bank's capital adequacy or financial strength expressed as a percentage of
RWAs.
‘Capital Requirements Directive (CRD)’ Directive 2013/36/EU (as amended), which accompanied the CRR and which prescribes further prudential standards including capital buffers and "Pillar 2A" capital requirements. CRD was implemented before Brexit. In the EU, further amendments to CRD are made by CRD VI.
‘Capital Requirements Directive VI (CRD VI)’ The Sixth Capital Requirements Directive, being an EU amending Directive accompanied by an amending Regulation (CRR III) which together prescribe EU capital adequacy and liquidity requirements, and which implement Basel 3.1 in the European Union.
‘Capital requirements on the underlying exposures (KIRB)’ An approach available to banks when calculating RWAs for securitisation exposures. This is based upon the RWA amounts that would be calculated under the IRB approach for the underlying pool of securitised exposures in the programme, had such exposures not been securitised.
‘Capital Requirements Regulation (CRR)’ Refers to EU CRR and/or UK CRR as the context requires.
‘Capital Requirements Regulation III (CRR III)’ Regulation (EU) 2024/1623, introducing further amendments to EU CRR as regards to requirements for credit risk, credit valuation adjustment risk, operational risk, market risk and the output floor.
‘Capital resources’ CET1 capital, Additional Tier 1 capital and Tier 2 capital that are eligible to satisfy regulatory capital requirements. Referred to as ‘own funds’ within EU and UK regulatory texts.
‘Capital risk’ The risk that the Barclays Group has an insufficient level or composition of capital to support its normal business activities and to meet its regulatory capital requirements under normal operating environments or stressed conditions (both actual and as defined for internal planning or regulatory testing purposes). This includes the risk from the Barclays Group’s pension plans.
‘CBE’ Consumer Bank Europe which was previously the German consumer finance business for Barclays Bank Ireland PLC. On
3 February 2025, Barclays PLC announced that Barclays Bank Ireland PLC had completed the sale of the CBE business to
BAWAG P.S.K, a wholly owned subsidiary of BAWAG Group AG.

Barclays PLC	100

Glossary of terms
‘Central Bank of Ireland (CBI)’ The Central Bank of Ireland is responsible for maintaining monetary stability, promoting financial stability, and regulating financial institutions to safeguard the integrity of the financial system in Ireland. The CBI is the Irish national competent authority for the purposes of the SSM and EMIR.
‘Central Counterparty’ or ‘Central Clearing Counterparties (CCPs)’ A clearing house mediating between the buyer and the seller in a financial transaction, such as a derivative contract or repurchase agreement (Repo). Where a CCP is used, a single bi-lateral contract between the buyer and seller is replaced with two contracts, one between the buyer and the CCP and one between the CCP and the seller. The use of CCPs allows for greater oversight and improved credit risk mitigation in OTC markets.
‘Charge-off’ In the retail segment this refers to the point in time when collections activity changes from the collection of arrears to the recovery of the full balance. This is normally when six payments are in arrears.
‘Client assets and liabilities’ Deposits, lending and invested assets.
‘Climate Risk’ The risk of financial loss arising from climate change, through physical risks and risks associated with transitioning to a low-carbon economy. Climate Risk focuses on the Financial and Operational Risks associated with climate change.
‘CLOs and other insured assets’ Highly-rated CLO positions wrapped by monolines, non-CLOs wrapped by monolines and other assets wrapped with Credit Support Annex (CSA) protection.
'Clydesdale Financial Services Limited (CFSL)' This houses Barclays’ point-of-sale finance business and trades as Barclays
Partner Finance.
‘Collateralised Debt Obligation (CDO)’ A security issued by a third party which references Asset Backed Securities and/or certain other related assets purchased by the issuer. CDOs may feature exposure to sub-prime mortgage assets through the underlying assets.
‘Collateralised Loan Obligation (CLO)’ A security backed by repayments from a pool of commercial loans.
‘Collateralised Mortgage Obligation (CMO)’ A security backed by mortgages. A special purpose entity receives income from the mortgages and passes them on to investors in the security.
‘Combined Buffer Requirement (CBR)’ The total CET1 capital required to meet the combined requirements of the Capital
Conservation Buffer, the G-SII Buffer, the Countercyclical Capital Buffer, and the O-SII Buffer if applicable to a firm.
‘Commercial paper (CP)’ Typically short-term notes issued by entities, including banks, for funding purposes.
‘Commercial real estate (CRE)’ Commercial real estate includes office buildings, medical centres, hotels, retail stores, shopping centres, farm land, multifamily housing buildings, warehouses, garages, industrial properties and other similar properties.
Commercial real estate loans are loans backed by a package of commercial real estate. Note: for the purposes of the Credit
Risk section of the Barclays PLC Annual Report (or equivalent section in quarterly or half yearly results), the UK CRE portfolio includes property investment, development, trading and housebuilders but excludes social housing contractors.
‘Commissions and other incentives’ Includes commission-based arrangements, guaranteed incentives and Long Term
Incentive Plan awards.
‘Committee of Sponsoring Organizations of the Treadway Commission Framework (COSO)’ A joint initiative of five private sector organisations dedicated to the development of frameworks and providing guidance on enterprise risk management, internal control and fraud deterrence.
‘Commodity derivatives’ Exchange traded and OTC derivatives based on an underlying commodity (e.g. metals, precious metals, oil and oil related products, power and natural gas).
‘Commodity Futures Trading Commission (CFTC)’ Certain participants in US swap markets are required to register with the
CFTC as ‘swap dealers’ or ‘major swap participants’ and/or with the Securities and Exchange Commission (SEC) as ‘security-
based swap dealers’ or ‘major security-based swap participants’. Such registrants are subject to CFTC and/or SEC regulation and oversight. Barclays Bank PLC and Barclays Bank Ireland PLC are registered with the CFTC as swap dealers and are subject to CFTC oversight.
‘Commodity risk’ Measures the impact of changes in commodity prices and volatilities, including the basis between related commodities (e.g. Brent vs. West Texas Intermediate crude prices).
‘Common Equity Tier 1 (CET1) capital’ The highest quality form of regulatory capital under CRR that comprises common shares issued and related share premium, retained earnings and other reserves, less specified regulatory adjustments.
‘Common Equity Tier 1 (CET1) ratio’ A measure of CET1 capital expressed as a percentage of RWAs.
‘Compensation: income ratio’ The ratio of compensation expense over total income. Compensation represents total staff costs less non-compensation items (consisting of outsourcing, staff training, redundancy costs and retirement costs).
‘Compliance Risk’ The risk of poor outcomes for, or harm to, customers, clients and markets, arising from the delivery of the firm’s products and services (also known as 'Conduct Risk') and the risk to Barclays, its clients, customers or markets from a

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failure to comply with the laws, rules and regulations applicable to the firm (also known as Laws, Rules and Regulations Risk or 'LRR Risk’).
‘Comprehensive Capital Analysis and Review (CCAR)’ An annual exercise, required by and evaluated by the Federal Reserve, through which the largest banks' holding companies operating in the US assess whether they have sufficient capital to continue operations through periods of economic and financial stress and have robust capital-planning processes that account for their unique risks.
‘Comprehensive Risk Capital Charge (CRCC)’ An estimate of all the material market risks, including rating migration and default, for the correlation trading portfolio.
‘Comprehensive Risk Measure (CRM)’ An estimate of all the material market risks, including rating migration and default, for the correlation trading portfolio. Also referred to as All Price Risk (APR) and Comprehensive Risk Capital Charge (CRCC).
‘Constant Currency Basis’ Excluding the impact of foreign currency conversion to GBP when comparing financial results in two different financial periods.
‘Coronavirus Business Interruption Loan Scheme (CBILS)’ A loan scheme by the British Business Bank (BBB) to support UK based small and medium-sized businesses (turnover of up to £45 million) adversely impacted by COVID-19. The CBILS provided loans of up to £5 million which are backed by an 80% UK Government (BBB) guarantee. The UK Government will pay interest and fees for the first 12 months on behalf of the borrowers, subject to terms and conditions. This scheme ended on 31 March 2021.
‘Coronavirus Large Business Interruption Loan Scheme (CLBILS)’ A loan scheme by the British Business Bank (BBB) to support
UK based medium-sized businesses (turnover above £45 million, but with no access to Covid Corporate Finance Facility
(CCFF)) adversely impacted by COVID-19. The CLBILS provided loans of up to £200 million which are backed by an 80% UK
Government (BBB) guarantee.  This scheme ended on 31 March 2021.
‘Correlation risk’ Refers to the change in marked to market value of a security when the correlation between the underlying assets changes over time.
‘Cost: income jaws’ Relationship between the percentage change movement in operating expenses relative to total income.
‘Cost: income ratio’ Total operating expenses divided by total income.
‘Cost of Equity’ The rate of return targeted by the equity holders of a company.
‘Countercyclical Capital Buffer (CCyB)’ A capital buffer that requires banks to have an additional cushion of CET1 capital with which to absorb potential losses, enhancing their resilience and contributing to a stable financial system.
‘Countercyclical leverage ratio buffer (CCLB)’ A macroprudential capital buffer that has applied to specific PRA regulated institutions since 2018 and is calculated at 35% of any risk weighted Countercyclical Capital Buffer set by the Financial Policy
Committee (FPC).  The CCLB applies in addition to the minimum of 3.25% and any G-SII additional leverage ratio buffer that applies.
‘Counterparty credit risk (CCR)’ The risk that a counterparty to a transaction could default before the final settlement of a transaction’s cash flows. In the context of RWAs, a component of RWAs that represents the risk of loss from derivatives, repurchase agreements and similar transactions as a result of the default of the counterparty.
‘Coverage ratio’ This represents the percentage of impairment allowance reserve against the gross exposure.
‘Covered bonds’ Debt securities backed by a portfolio of mortgages that are segregated from the issuer’s other assets solely for the benefit of the holders of the covered bonds.
‘Credit conversion factor (CCF)’ A factor used to estimate the risk from off-balance sheet commitments for the purpose of calculating the total Exposure at Default (EAD) used to calculate RWAs.
‘Credit default swaps (CDS)’ A contract under which the protection seller receives premiums or interest-related payments in return for contracting to make payments to the protection buyer in the event of a defined credit event. Credit events normally include bankruptcy, payment default on a reference asset or assets, or downgrades by a rating agency.
‘Credit derivatives (CDs)’ An arrangement whereby the credit risk of an asset (the reference asset) is transferred from the buyer to the seller of the protection.
‘Credit impairment charges’ Impairment charges on loans and advances to customers and banks and impairment charges on fair value through other comprehensive income assets and reverse repurchase agreements.
‘Credit market exposures’ Assets and other instruments relating to commercial real estate and leveraged finance businesses that have been significantly impacted by the deterioration in the global credit markets. The exposures include positions subject to fair value movements in the income statement, positions that are classified as loans and advances, and available for sale and other assets.

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‘Credit quality step’ An indicator of credit risk. In the context of the Standardised Approach to calculating credit risk RWAs, a
“credit quality assessment scale” maps the credit assessments of a recognised credit rating agency or export credit agency to certain “credit quality steps” that determine the risk weight to be applied to an exposure.
‘Credit rating’ An evaluation of the creditworthiness of an entity seeking to enter into a credit agreement.
‘Credit risk’ The risk of loss to Barclays from the failure of clients, customers or counterparties, including sovereigns, to fully honour their obligations to Barclays, including the whole and timely payment of principal, interest, collateral and other receivables. In the context of RWAs, it is the component of RWAs that represents the risk of loss in loans and advances and similar transactions resulting from the default of the counterparty.
‘Credit risk mitigation’ A range of techniques and strategies used to actively mitigate credit risks to which the bank is exposed.
These can be broadly divided into three types: collateral, netting and set-off, and risk transfer.
‘Credit spread’ The premium over the benchmark or risk-free rate required by the market to accept a lower credit quality.
‘Credit Valuation Adjustment (CVA)’ The difference between the risk-free value of a portfolio of trades and the market value which takes into account the counterparty’s risk of default. The CVA therefore represents an estimate of the adjustment to fair value that a market participant would make to incorporate the credit risk of the counterparty due to any failure to perform contractual agreements.
‘Customer assets’ Represents loans and advances to customers. Average balances are calculated as the sum of all daily balances for the year to date divided by number of days in the year to date.
‘Customer deposits’ Money deposited by all individuals and companies that are not credit institutions. Such funds are recorded as liabilities in the Barclays Group’s balance sheet under “deposits at amortised cost” (Customer liabilities).
‘Customer liabilities’ See ‘Customer deposits’.
‘Daily Value at Risk (DVaR)’ An estimate of the potential loss which might arise from market movements under normal market conditions if the current positions were to be held unchanged for one business day, measured to a specified confidence level.
‘Debit Valuation Adjustment (DVA)’ The opposite of CVA. It is the difference between the risk-free value of a portfolio of trades and the market value which takes into account the Barclays Group’s risk of default. The DVA, therefore, represents an estimate of the adjustment to fair value that a market participant would make to incorporate the credit risk of the Barclays
Group due to any failure to perform contractual obligations. The DVA decreases the value of a liability to take into account a reduction in the remaining balance that would be settled should the Barclays Group default or not perform any contractual obligations.
‘Debt buybacks’ Purchases of the Barclays Group’s issued debt securities, including equity accounted instruments, leading to their de-recognition from the balance sheet.
‘Debt securities in issue’ Transferable securities evidencing indebtedness of the Barclays Group. These are liabilities of the
Barclays Group and include certificates of deposit and commercial paper.
‘Default fund contributions’ The contribution made by members of a CCP.  All members are required to contribute to this fund in advance of using a CCP. The default fund can be used by the CCP to cover losses incurred by the CCP where losses are greater than the margins provided by a defaulting member.
‘Default grades’ The Barclays Group classifies ranges of default probabilities into a set of 21 intervals called default grades, in order to distinguish differences in the Probability of Default (PD) risk.
‘Delinquency’ See ‘Arrears’.
‘Deposit Guarantee Scheme (DGS)’ The EU Directive on Deposit Insurance (Directive 2014/49/EU) was transposed into Irish law through the European Union (Deposit Guarantee Schemes) Regulations 2015 which came into effect on 20 November
2015. The CBI as the ‘designated authority’ is required to calculate risk based deposit insurance contributions in accordance with the EBA’s guidelines “on methods for calculating contributions to deposit guarantee schemes.” The DGS is administered by the CBI and is funded by the credit institutions covered by the scheme.
‘Derivatives netting’ Adjustments applied across asset and liability marked to market derivative positions pursuant to legally enforceable bilateral netting agreements and eligible cash collateral received in derivative transactions that meet the requirements of CRR and related regulatory requirements.
‘Digital Operational Resilience Act (DORA)’ the European Union’s Digital Operational Resilience Act (Regulation (EU)
2022/2554) has applied from 17 January 2025. This EU regulation introduces comprehensive and sector specific regulation on Information Communication Technologies (ICT) risk management, ICT incident management and reporting, information sharing, digital operational resilience testing and provides for oversight by the European Supervisory Authorities of critical third-party providers servicing the EU financial services sector.

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‘Diversification effect’ Reflects the fact that the risk of a diversified portfolio is smaller than the sum of the risks of its constituent parts. It is measured as the sum of the individual asset class Daily Value at Risk (DVaR) estimates less the total
DVaR.
‘Dodd-Frank Act (DFA)’ The US Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, as amended.
‘Domestic Liquidity Sub-Group Arrangement’ An intra-group capital and liquidity support agreement that secures certain regulatory permissions authorised by the PRA.
‘Economic Value of Equity (EVE)’ A measure of the potential change in value of expected future cash flows due to an adverse interest rate movement, based on existing balance sheet run-off profile.
‘Education, Social Housing and Local Authority (ESHLA) or (ESHLA portfolio)’ A Barclays UK portfolio primarily consisting of long dated fixed rate loans extended to counterparties in the UK Education, Social Housing and Local Authority sectors.
'Effective Expected Positive Exposure (EEPE)' The weighted average over time of effective expected exposure. The weights are the proportion that an individual exposure represents of the entire exposure horizon time interval.
‘Effective interest rate (EIR)’ As defined in IFRS 9 Financial Instruments, effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial asset or financial liability to the gross carrying amount of a financial asset or to the amortised cost of a financial liability.
‘Eligible liabilities’ Liabilities and capital instruments that are eligible to meet MREL that do not already qualify as Own funds.
‘Encumbrance’ The use of assets to secure liabilities, such as by way of a lien or charge.
‘Enterprise Risk Management Framework (ERMF)’ The Barclays Group’s risk management responsibilities are laid out in the
Enterprise Risk Management Framework, which describes how Barclays identifies and manages risk. The framework identifies the principal risks faced by the Barclays Group, sets out risk appetite requirements, sets out roles and responsibilities for risk management, and sets out risk committee structure.
‘Equities’ Trading businesses encompassing Cash Equities, Equity Derivatives & Equity Financing, part of IB.
‘Equity and stock index derivatives’ Derivatives whose value is derived from equity securities. This category includes equity and stock index swaps and options (including warrants, which are equity options listed on an exchange). The Barclays Group also enters into fund-linked derivatives, being swaps and options whose underlyings include mutual funds, hedge funds, indices and multi-asset portfolios. An equity swap is an agreement between two parties to exchange periodic payments, based upon a notional principal amount, with one side paying fixed or floating interest and the other side paying based on the actual return of the stock or stock index. An equity option provides the buyer with the right, but not the obligation, either to purchase or sell a specified stock, basket of stocks or stock index at a specified price or level on or before a specified date.
‘Equity risk’ In the context of trading book capital requirements, the risk of change in market value of an equity investment.
‘Equity structural hedge’ An interest rate hedge in place to reduce earnings volatility of the overnight / short-term equity investment and to smooth the income over a medium/long term.
‘EU CRR’ Regulation (EU) No 575/2013 as amended. EU CRR prescribes prudential requirements including minimum capital requirements, for EU banks and certain other entities. EU CRR was amended by CRR III as part of the EU’s implementation of
Basel 3.1. The amendments entered into force from January 2025, other than those relating to market risk, whose entry into force was delayed until January 2026 by a Delegated Act of the European Commission.  In June 2025 the European
Commission proposed a further delay to January 2027. In June 2026 it introduced additional transitional measures for market risk, which will apply from 2027 to 2030..
‘EU Risk Reduction Measure package’ A collection of amending Regulations and Directives that update core EU regulatory texts and which came into force on 27 June 2019.
‘Euro Interbank Offered Rate (EURIBOR)’ A benchmark interest rate at which banks can borrow funds from other banks in the
European interbank market.
‘Europe’ Geographic segment comprising countries in which Barclays operates within the EU, Northern Continental and
Eastern Europe.
‘European Banking Authority (EBA)’ The EBA is an independent EU authority which works to ensure effective and consistent prudential regulation and supervision across the European banking sector. Its overall objectives are to maintain financial stability in the EU and to safeguard the integrity, stability, efficiency and orderly functioning of the banking sector.
‘European Banking Union’ is an EU concept aimed at safeguarding the stability of the EU banking sector and includes as two of its pillars the SSM and SRM.
‘European Central Bank (ECB)’ The European Central Bank is responsible, among other things, for the prudential supervision of credit institutions located in EU member states participating in European Banking Union within the Single Supervisory
Mechanism.

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‘European Economic Area (EEA)’ The European Economic Area is a free-trade zone established by the EEA Agreement, which came into effect on January 1, 1994. It includes all 27 EU member states and 3 EFTA states (Iceland, Liechtenstein, and
Norway), aiming to promote the free movement of goods, services, capital, and people within a unified market. The EEA allows the participating EFTA countries to participate fully in the EU single market without being EU members.
‘European Market Infrastructure Regulation (EMIR)’ The European Market Infrastructure Regulation (Regulation 648/2012)
imposes requirements in the EU which are designed to improve transparency and reduce the risks associated with the derivatives market. EMIR has operational and financial impacts on the Barclays Group, including by imposing collateral requirements and a requirement to centrally clear certain OTC derivatives contracts transacted with a broad range of market participants.
‘European Securities and Markets Authority (ESMA)’ An independent European supervisory authority with the remit of enhancing the protection of investors and reinforcing stable and well-functioning financial markets in the European Union.
‘Eurozone’ Represents the 21 European Union countries that have adopted the Euro as their common currency. The 21 countries are Austria, Belgium, Bulgaria, Croatia, Cyprus, Estonia, Finland, France, Germany, Greece, Ireland, Italy, Latvia,
Lithuania, Luxembourg, Malta, Netherlands, Portugal, Slovakia, Slovenia and Spain.
‘Exchange-traded notes (ETNs)’ Unsecured debt securities that track an underlying index of securities and trade on a stock exchange.
‘Expected Credit Losses (ECL)’ A present value measure of the credit losses expected to result from default events that may occur during a specified period of time. ECLs must reflect the present value of cash shortfalls, and the unbiased and probability weighted assessment of a range of outcomes.
‘Expected Losses’ A regulatory measure of anticipated losses for exposures captured under an Internal Ratings Based (IRB)
credit risk approach for capital adequacy calculations.  It is measured as the Barclays Group’s modelled view of anticipated losses based on Probability of Default (PD), Loss Given Default (LGD) and Exposure at Default (EAD), with a one-year time horizon.
‘Expert lender models’ Models of risk measures that are used for parts of the portfolio where the risk drivers are specific to a particular counterparty, but where there is insufficient data to support the construction of a statistical model. These models utilise the knowledge of credit experts that have in depth experience of the specific customer type being modelled.
‘Exposure’ Generally refers to positions or actions taken by a bank, or consequences thereof, that may put a certain amount of a bank’s resources at risk.
‘Exposure at Default (EAD)’ The estimation of the extent to which the Barclays Group may be exposed to a customer or counterparty in the event of, and at the time of, that customer’s or counterparty’s default. At default, the customer may not have drawn the loan fully or may already have repaid some of the principal, so that exposure may be less than the approved loan limit.
‘External Credit Assessment Institutions (ECAI)’ Institutions whose credit assessments may be used by credit institutions for the determination of risk weighted exposure amounts according to CRR.
‘External ratings based approach / internal assessment approach (SEC-ERBA / IAA)’ This is a method to calculate risk-
weighted exposure amounts for securitisation positions. Under the SEC-ERBA approach, regulatory capital is assigned to securitisation tranches on the basis of their external credit rating. The SEC-ERBA approach can also be used for unrated ABCP exposures where the institution has the regulatory permission to use the Internal Assessment Approach (IAA) to assign a credit rating to the unrated ABCP exposure.
‘Federal Housing Finance Agency (FHFA)’ An independent federal agency in the United States that oversees the secondary mortgage market and regulates Fannie Mae and Freddie Mac, as well as 11 Federal Home Loan banks. The FHFA also sets the
Housing Price Index (HPI) in the United States.
‘Federal Reserve Board (FRB)’ The Board of Governors of the Federal Reserve System, commonly known as the Federal
Reserve Board, is responsible for – amongst other things – setting monetary policy in the US.
‘FICC’ Represents Macro (including rates and currency), Credit and Securitised products, part of IB.
‘Financial collateral comprehensive method (FCCM)’ A credit risk mitigation calculation approach which applies volatility adjustments to the market value of exposure and collateral when calculating RWA values.
‘Financial Conduct Authority (FCA)’ The statutory body responsible for conduct of business regulation and supervision of UK authorised firms. The FCA also has responsibility for the prudential regulation of firms that do not fall within the PRA’s scope.
‘Financial crime risk’ The risk that the Group and its associated persons (employees or third parties) commit or facilitate financial crime, and/or the Group’s products and services are used to facilitate financial crime. Financial crime undermines market integrity and may result in: harm to clients, customers, counterparties or employees; diminished confidence in financial products and services; damage to the Group’s reputation; regulatory breaches; and/or financial penalties.

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‘Financial Policy Committee (FPC)’ The BoE’s Financial Policy Committee identifies, monitors and takes action to remove or reduce systemic risks with a view to protecting and enhancing the resilience of the UK financial system. The FPC also has a secondary objective to support the economic policy of the UK Government.
‘Financial Services Compensation Scheme (FSCS)’ The UK’s scheme for the compensation of customers of authorised financial services firms that are unable to pay claims.
‘Financial Stability Board (FSB)’ An international body that monitors and makes recommendations about the global financial system.  It promotes international financial stability by coordinating national financial authorities and international standard-
setting bodies as they work toward developing strong regulatory, supervisory and other financial sector policies. It fosters a level playing field by encouraging coherent implementation of these policies across sectors and jurisdictions.
‘Fitch’ A credit rating agency, including Fitch Ratings Inc. and its affiliated entities.
‘Forbearance Programmes’ Forbearance programmes assist customers in financial difficulty through agreements to accept less than contractual amounts due where financial distress would otherwise prevent satisfactory repayment within the original terms and conditions of the contract. These agreements may be initiated by the customer, Barclays or a third party and include approved debt counselling plans, minimum due reductions, interest rate concessions and switches from capital and interest repayments to interest-only payments.
‘Foreclosures in Progress’ The process by which a bank initiates legal action against a customer with the intention of terminating a loan agreement whereby the bank may repossess the property used as collateral for the loan, subject to applicable law, and recover amounts it is owed.
‘Foreign exchange derivatives’ The Barclays Group’s principal exchange rate-related contracts are forward foreign exchange contracts, currency swaps and currency options. Forward foreign exchange contracts are agreements to buy or sell a specified quantity of foreign currency, usually on a specified future date at an agreed rate. Currency swaps generally involve the exchange, or notional exchange, of equivalent amounts of two currencies and a commitment to exchange interest periodically until the principal amounts are re-exchanged on a future date. Currency options provide the buyer with the right, but not the obligation, either to purchase or sell a fixed amount of a currency at a specified exchange rate on or before a future date. As compensation for assuming the option risk, the option writer generally receives a premium at the start of the option period.
‘Foreign exchange risk’ In the context of DVaR, the impact of changes in foreign exchange rates and volatilities.
'Foundation Internal Ratings Based (F-IRB)’ See ‘Internal Ratings Based (IRB)’.
'FTSE 350’ The Financial Times Stock Exchange index comprising the 350 largest companies by capitalisation listed on the
London Stock Exchange.
‘Full time equivalent (FTE)’ Full time equivalent units are the on-job hours paid for employee services divided by the number of ordinary-time hours normally paid for a full-time staff member when on the job (or contract employees where applicable).
‘Fully loaded’ When a measure is presented or described as being on a fully loaded basis, it is calculated without applying the transitional provisions set out in Part Ten of CRR.
‘Fundamental Review of the Trading Book (FRTB)’ A comprehensive suite of capital rules developed by the BCBS as part of
Basel III and applicable to banks’ wholesale trading activities.
‘Funded credit protection’ A technique of credit risk mitigation where the reduction of the credit risk on the exposure of an institution derives from the right of that institution, in the event of the default of the counterparty or on the occurrence of other specified credit events relating to the counterparty, to liquidate, or to obtain transfer or appropriation of, or to retain certain assets or amounts, or to reduce the amount of the exposure to, or to replace it with the amount of the difference between the amount of the exposure and the amount of a claim on the institution.
‘FVOCI’ Fair value through other comprehensive income.
‘FVTPL’ Fair value through profit or loss.
‘FY23 Investor Update’ An event held in connection with Barclays resegmentation of businesses which was announced on 20
February 2024 and is part of its strategy to become Simpler, Better and more Balanced. Introducing the new segments of
Barclays UK, Barclays UK Corporate Bank, Barclays Private Bank and Wealth Management, Barclays Investment Bank, Barclays
US Consumer Bank and Head Office.
‘Gains on acquisitions’ The amount by which an acquirer’s interest in the net fair value of the identifiable assets, liabilities and contingent liabilities, recognised in a business combination, exceeds the cost of the combination.
‘General Data Protection Regulation (GDPR)’ GDPR (Regulation (EU) 2016/679) is a regulation intended to strengthen and unify data protection for all individuals within the European Union. GDPR forms part of UK law (UK GDPR) pursuant to the
European Union (Withdrawal) Act 2018, as amended and the supplemental Data Protection Act 2018.
‘Global Markets’ Offers clients a full range of liquidity, risk management and financing solutions, ideas and content tailored to their investment and risk management needs, including execution capabilities across the spectrum of financial products.

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‘Global Systemically Important Banks (G-SIBs or G-SIIs)’ Global financial institutions whose size, complexity and systemic interconnectedness, mean that their distress or failure would cause significant disruption to the wider financial system and economic activity. The Financial Stability Board and the BCBS publish a list of global systemically important banks.
‘Grandfathering’ In the context of capital resources, the phasing in of the application of instrument eligibility rules, which allows formerly compliant capital instruments to be included in regulatory capital, subject to certain thresholds which decrease over the transitional period.
‘Gross charge-off rates’ Represents the balances charged-off to recoveries in the reporting period, expressed as a percentage of average outstanding balances excluding balances in recoveries. Charge-off to recoveries generally occurs when the collections focus switches from the collection of arrears to the recovery of the entire outstanding balance, and represents a fundamental change in the relationship between the bank and the customer. This is a measure of the proportion of customers that have gone into default during the period.
‘Gross Domestic Product (GDP)’ Measures the total value of goods and services produced in a country within a specific time period.
‘Gross new lending’ New lending advanced to customers during the period.
‘Gross write-off rates’ Expressed as a percentage and represent balances written off in the reporting period divided by gross loans and advances held at amortised cost at the balance sheet date.
‘Group net interest income excluding Barclays Investment Bank and Head Office’ A measure of Barclays Group net interest income, excluding the net interest income reported in Barclays Investment Bank and Head Office.
‘G-SII additional leverage ratio buffer (G-SII ALRB)’ A macroprudential buffer that applies to G-SIBs and other major domestic
UK banks and building societies, including banks that are subject to ring-fencing requirements. The G-SII ALRB will be calibrated as 35% of the G-SII buffer or O-SII buffer that apply to the bank.
‘G-SII Buffer’ CET1 capital required to be held to ensure that G-SIBs build up surplus capital to compensate for the systemic risk that such institutions represent to the financial system.
‘Guarantee’ Unless otherwise described, an undertaking by a third party to pay a creditor should a debtor fail to do so. It is a form of credit substitution.
‘Head Office’ Comprises head office central support, central treasury operations, Barclays Execution Services assets and legacy businesses. Following the resegmentation announced at the FY23 Investor Update on 20 February 2024, Head Office
also includes the Payment acceptance business (rebranded merchant acquiring business), for which a partnership with
Brookfield Asset Management Ltd was announced in April 2025 and, until it was sold in Q1 2025, including the German consumer finance business.
‘High-Net-Worth’ Businesses that provide banking and other services to high-net-worth customers.
‘High-quality liquid assets (HQLA)’ Comprise eligible and unencumbered cash or assets that can be converted into cash at little or no loss of value in private markets, to meet liquidity needs arising from a liquidity stress scenario or event. Among other things, HQLA should be unencumbered and liquid in markets during a time of stress. These include cash and claims on central governments and central banks.  Please refer to ‘Level 1 assets’ and ‘Level 2 assets’.
‘High Risk’ In retail banking, ‘High Risk’ is defined as the subset of up-to-date customers who, either through an event or observed behaviour, exhibit potential financial difficulty. Where appropriate, these customers are proactively contacted to assess whether assistance is required.
‘Home loan’ A loan to purchase a residential property. The property is then used as collateral to guarantee repayment of the loan. The borrower gives the lender a lien against the property and the lender can foreclose on the property if the borrower does not repay the loan per the agreed terms. Also known as a residential mortgage.
‘IAASA’ Irish Auditing and Accounting Supervisory Authority.
‘IASB’ International Accounting Standards Board.
‘Identified Impairment (II)’ Specific impairment allowances for financial assets, estimated individually.
‘IFRS’ International Financial Reporting Standards.
‘IHC’ or ‘US IHC’ The intermediate US holding company, Barclays US LLC, which holds most of Barclays’ subsidiaries and assets in the US.
‘Impairment Allowances’ A provision held on the balance sheet as a result of the raising of a charge against profit for expected losses in the lending book. An impairment allowance may either be identified or unidentified, and individual or collective.
‘Income’ Total income, unless otherwise specified.

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Glossary of terms
‘Incremental Risk Charge (IRC)’ An estimate of the incremental risk arising from rating migrations and defaults for traded debt instruments beyond what is already captured in specific market risk VaR for the non-correlation trading portfolio.
‘Independent Validation Unit (IVU)’ The function within Barclays responsible for independent review, challenge and approval of all models.
‘Individual liquidity guidance (ILG)’ Guidance given to a bank about the amount, quality and funding profile of liquidity resources that the PRA has asked the bank to maintain.
‘Inflation risk’ In the context of DVaR, the impact of changes in inflation rates and volatilities on cash instruments and derivatives.
'Inorganic activity' Refers to certain inorganic transactions announced as part of the FY23 Investor Update designed to improve Group RoTE beyond 2024. In FY24 this included the £220m loss on sale of the performing Italian retail mortgage portfolio, the £9m loss on disposal from the German consumer finance business and the £26m loss on sale of the non-
performing Italian retail mortgage portfolio. This was offset by the day 1 net profit before tax of £346m from the acquisition of Tesco Bank.
‘Interchange’ Income paid to a credit card issuer for the clearing and settlement of a sale or cash advance transaction.
‘Interest-only home loans’ Under the terms of these loans, the customer makes payments of interest only for the entire term of the mortgage, although customers may make early repayments of the principal within the terms of their agreement. The customer is responsible for repaying the entire outstanding principal on maturity, which may require the sale of the mortgaged property.
‘Interest rate derivatives’ Derivatives linked to interest rates. This category includes interest rate swaps, collars, floors options and swaptions. An interest rate swap is an agreement between two parties to exchange fixed rate and floating rate interest by means of periodic payments based upon a notional principal amount and the interest rates defined in the contract. Certain agreements combine interest rate and foreign currency swap transactions, which may or may not include the exchange of principal amounts. A basis swap is a form of interest rate swap, in which both parties exchange interest payments based on floating rates, where the floating rates are based upon different underlying reference indices. In a forward rate agreement, two parties agree a future settlement of the difference between an agreed rate and a future interest rate, applied to a notional principal amount. The settlement, which generally occurs at the start of the contract period, is the discounted present value of the payment that would otherwise be made at the end of that period.
‘Interest rate risk’ The risk of interest rate volatility adversely impacting the Barclays Group’s NIM. In the context of the calculation of market risk DVaR, measures the impact of changes in interest (swap) rates and volatilities on cash instruments and derivatives.
‘Interest rate risk in the banking book (IRRBB)’ The risk that the Barclays Group is exposed to capital or income volatility because of a mismatch between the interest rate exposures of its (non-traded) assets and liabilities.
‘Internal Assessment Approach (IAA)’ One of three types of calculation that a bank with permission to use the Internal
Ratings Based (IRB) approach may apply to securitisation exposures. It consists of mapping a bank's internal rating methodology for credit exposures to those of an External Credit Assessment Institution (ECAI) to determine the appropriate risk weight based on the ratings based approach. Its applicability is limited to ABCP programmes related to liquidity facilities and credit enhancement.
‘Internal Capital Adequacy Assessment Process (ICAAP)’ It describes how the Barclays Group identifies, manages and qualifies the risks to which it is exposed, in pursuit of its business strategy. It assesses whether the quality and quantity of capital is available to absorb capital losses for the risks the firm undertakes. The capital adequacy is assessed on a point of time basis and on a forward looking basis taking into account baseline and stressed economic capital conditions.
'Internal Model Approach (IMA)’ In the context of RWAs, a method for calculating market risk RWAs where the capital requirement has been derived via the use of a regulator approved internal market risk model.
'Internal Model Method (IMM)’ In the context of RWAs, a method for calculating exposure amounts for certain transactions using a regulator approved internal counterparty credit risk model.
‘Internal Ratings Based (IRB)’ In the context of RWAs, a method for calculating credit risk RWAs using a regulator approved internal credit risk model. The IRB approach is divided into two alternative applications, Advanced and Foundation:  Advanced
Internal Ratings Based (A-IRB): the bank uses its own estimates of Probability of Default (PD), Loss Given Default (LGD) and
credit conversion factor to model a given risk exposure.  Foundation Internal Ratings Based (F-IRB): the bank applies its own
PD as for A-IRB, but it uses standard parameters for the LGD and the credit conversion factor. The F-IRB approach is specifically designed for wholesale credit exposures. Hence retail, equity, securitisation positions and non-credit obligations asset exposures are treated under standardised or A-IRB.
‘Internal Ratings Based approach (SEC-IRBA)’ This is a method to calculate risk-weighted exposure amounts for securitisation positions. Under this method, an institution must be able to model regulatory capital requirements for underlying exposures in the securitisation as if these had not been securitised (‘KIRB’), subject to certain other inputs and criteria.

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Glossary of terms
‘International Corporate Bank’ Provides lending, trade & working capital, liquidity, payments and FX solutions to multinational companies and financial institutions globally and to FTSE 350 companies in the UK.
‘Invested assets’ Invested assets (held off-balance sheet) represent assets under management and supervision. Uninvested cash held under an investment mandate and reported within customer deposits is excluded from invested assets.
‘Investment Banking’ Provides clients with strategic advice on mergers and acquisitions (M&A), corporate finance, financial risk management and equity and debt issuance. As part of its International Corporate Bank offering it also provides lending, trade & working capital, liquidity, payments and FX solutions to multinational companies and financial institutions globally and to FTSE 350 companies in the UK.
‘Investment Banking Fees’ In the context of IB analysis of total income, fees generated from origination activity businesses –
including financial advisory, debt and equity underwriting.
‘Investment grade’ A debt security, treasury bill or similar instrument with a credit rating of AAA (Aaa) to BBB (Baa3) as measured by external credit rating agencies.
‘Investor Compensation Scheme (ICS)’ The Investor Compensation Directive (Directive 97/9/EC) sets out the basis for clients of investment firms (including banks that carry out investment services) to receive statutory compensation when an authorised investment firm fails. In Ireland, the Investor Compensation Act 1998 (ICA) provides for the establishment of the
Investor Compensation Company DAC which administers the ICS.
‘IPO’ Initial Public Offering.
‘IRB Roadmap’ Contains several EBA technical standards and sets of guidelines developed with the intent to reduce unwarranted variability across firms in IRB Risk-Weighted Assets for Credit Risk. The PRA required UK firms to implement these changes from 1 January 2022.
‘ISDA Master Agreement’ The most commonly used master contract for OTC derivative transactions internationally. It is part of a framework of documents, designed to enable OTC derivatives to be documented fully and flexibly. The framework consists of a master agreement, a schedule, confirmations, definitions booklets, and a credit support annex. The ISDA Master
Agreement is published by the International Swaps and Derivatives Association (ISDA).
‘Large exposure’ A large exposure is defined as the total exposure of a bank to a counterparty or group of connected clients, whether in the banking book or trading book or both, which in aggregate equals or exceeds 10% of the bank's eligible Tier 1 capital.
‘Legal risk', ‘Laws, Rules and Regulations Risk’ or 'LRR risk' The risk of loss or imposition of penalties, damages or fines from the failure of the firm to meet applicable laws, rules and regulations or contractual requirements or to assert or defend its intellectual property rights.
‘Lending’ In the context of IB analysis of total income, lending income includes NII, gains or losses on loan sale activity, and risk management activity relating to the loan portfolio.
‘Letters of credit’ A letter typically used for the purposes of international trade guaranteeing that a debtor’s payment to a creditor will be made on time and in full. In the event that the debtor is unable to make payment, the bank will be required to cover the full or remaining amount of the purchase.
‘Level 1 assets’ HQLA under local rules implementing the Basel Committee’s LCR, including cash, central bank reserves and higher quality government securities.
‘Level 2 assets’ HQLA under local rules implementing the Basel Committee’s LCR, comprising Level 2A assets, including, e.g.
lower quality government securities, covered bonds and corporate debt securities, and Level 2B assets, including, e.g. lower rated corporate bonds, Residential Mortgage-Backed Securities and equities that meet certain conditions.
‘Lifetime expected credit losses’ An assessment of expected losses associated with default events that may occur during the life of an exposure, reflecting the present value of cash shortfalls over the remaining expected life of the asset.
‘Lifetime Probability’ The likelihood of accounts entering default during the expected remaining life of the asset.
‘Liquidity Coverage Ratio (LCR)’ The ratio of the stock of HQLA to expected net cash outflows over the next 30 days.
‘Liquidity Pool’ The Barclays Group liquidity pool comprises cash at central banks and highly liquid collateral specifically held by the Barclays Group as a contingency to enable the bank to meet cash outflows in the event of stressed market conditions.
‘Liquidity Risk’ The risk that the Barclays Group is unable to meet its contractual or contingent obligations, or that it does not have the appropriate amount, tenor and composition of funding and liquidity to support its assets.
‘Liquidity risk appetite (LRA)’ The level of liquidity risk that the Barclays Group chooses to take in pursuit of its business objectives and in meeting its regulatory obligations.
‘Liquidity Risk Management Framework (the Liquidity Framework)’ The Liquidity Risk Management Framework incorporates liquidity policies, systems and controls that the Barclays Group has implemented to manage liquidity risk within tolerances approved by the Board and regulatory agencies.

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Glossary of terms
‘Litigation and conduct charges’ or ‘Litigation and conduct’ Litigation and conduct charges include regulatory fines, litigation settlements and conduct-related customer redress.
‘Loan loss rate (LLR)’ Quoted in basis points and represents total impairment charges divided by total gross loans and advances held at amortised cost (including portfolios reclassified to assets held for sale) at the balance sheet date.
‘Loan to deposit ratio’ or ‘Loan: deposit ratio’ Total loans and advances at amortised costs divided by deposits at amortised cost.
‘Loan to value (LTV) ratio’ Expresses the amount borrowed against an asset (i.e. a mortgage) as a percentage of the appraised value of the asset. The ratios are used in determining the appropriate level of risk for the loan and are generally reported as an average for new mortgages or an entire portfolio. Also see ‘Marked to market (MTM) LTV ratio’.
‘Long Term Incentive Plan (LTIP)’ The Barclays PLC Group Long Term Incentive Plan.
‘Loss Given Default (LGD)’ The percentage of Exposure at Default (EAD) that will not be recovered following default. LGD comprises the actual loss (the part that is not expected to be recovered), together with the economic costs associated with the recovery process.
‘Management VaR’ A measure of the potential loss of value arising from unfavourable market movements at a specific confidence level, if current positions were to be held unchanged for a predefined period. IB uses Management VaR with a two-year equally weighted historical period, at a 95% confidence level, with a one day holding period.
‘Mandatory break clause’ In the context of counterparty credit risk, a contract clause that means a trade will be ended on a particular date.
‘Marked to market approach’ A counterparty credit risk exposure calculation approach which uses the current marked to market value of derivative positions as well as a potential future exposure add-on to calculate an exposure to which a risk weight can be applied. This is also known as the Current Exposure Method.
‘Marked to market (MTM) LTV ratio’ The loan amount as a percentage of the current value of the asset used to secure the loan. Also see ‘Balance weighted Loan to Value (LTV) ratio’ and ‘Valuation weighted Loan to Value (LTV) ratio’.
‘Market risk’ The risk of loss arising from potential adverse changes in the value of the Barclays Group’s assets and liabilities from fluctuations in market variables including, but not limited to, interest rates, foreign exchange, equity prices, commodity prices, credit spreads, implied volatilities and asset correlations.
‘Master netting agreement’ An agreement that provides for a single net settlement of all financial instruments and collateral covered by the agreement in the event of the counterparty’s default, bankruptcy or insolvency, resulting in a reduced exposure.
‘Master trust securitisation programme’ A securitisation structure where a trust is set up for the purpose of acquiring a pool of receivables. The trust issues multiple series of securities backed by these receivables.
‘Material Risk Takers (MRTs)’ Categories of staff whose professional activities have or are deemed to have a material impact on Barclays’ risk profile, as determined in accordance with the European Banking Authority regulatory technical standard on the identification of such staff.
‘Maximum Distributable Amount (MDA)’ The MDA is a factor representing the available distributable profit of an institution whilst remaining in excess of its Combined Buffer Requirement (CBR). UK and EU regulations place restrictions on a bank’s dividend, AT1 securities coupon and variable compensation decisions depending on its proximity to meeting the buffer.
‘Medium-Term Notes (MTNs)’ Corporate notes (or debt securities) continuously offered by a company to investors through a broker dealer. MTN tenors range from under 1 year to 30 years. They can be issued with a fixed or floating interest rate or with a more complex calculation of the interest rate; with a fixed maturity date (non-callable) or with embedded call or put options or early repayment triggers. MTNs are most generally issued as senior, unsecured debt.
‘Methodology and policy’ In the context of the Capital Risk section of the Barclays PLC Annual Report (or equivalent section in quarterly or half yearly results), the effect on RWAs of methodology changes driven by regulatory policy changes.
‘MiFID II’ Refers to either the Markets in Financial Instruments Directive 2014/65/EC and the Markets in Financial
Instruments Regulation 600/2014 (as amended), which together are European Union laws that provide harmonised regulation for investment services across the member states of the European Economic Area, or these rules and regulations as they form part of UK law pursuant to the European Union (Withdrawal) Act 2018 (as amended), as applicable.
‘Minimum requirement for own funds and eligible liabilities (MREL)’ A European Union-wide requirement under the Bank
Recovery and Resolution Directive for all European banks and investment banks to hold a minimum level of equity and/or loss absorbing eligible liabilities to ensure the operation of the bail-in tool to absorb losses and recapitalise an institution in resolution, or these rules and regulations as they form part of UK law pursuant to the UK transposition of the Directive and the European Union (Withdrawal) Act 2018 (as amended). An institution’s MREL requirement is set by its resolution authority.

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Glossary of terms
‘Model risk’ The risk of the potential adverse consequences from financial assessments or decisions based on incorrect or misused model outputs and reports.
‘Model updates’ In the context of the Capital Risk section of the Barclays PLC Annual Report (or equivalent section in quarterly or half yearly results), changes in RWAs caused by model implementation, changes in model scope or any changes required to address model malfunctions.
‘Model validation’ Process through which models are independently challenged, tested and verified to prove that they have been built, implemented and used correctly, and that they continue to be fit-for-purpose.
‘Modelled VaR’ In the context of RWAs, market risk calculated using Value at Risk (VaR) models laid down by the CRR and supervised by the PRA or ECB, as applicable
‘Money market funds’ Investment funds typically invested in short-term debt securities such as CP.
‘Monoline derivatives’ Derivatives with a monoline insurer such as credit default swaps referencing the underlying exposures held.
‘Moody’s’ A credit rating agency, including Moody’s Investors Service, Inc. and its affiliated entities.
‘Mortgage Servicing Rights (MSR)’ A contractual agreement in which the right to service an existing mortgage is sold by the original lender to another party that specialises in the various functions involved with servicing mortgages.
‘Multilateral development banks’ Financial institutions created for the purposes of development, where membership transcends national boundaries.
‘Net asset value per share’ Calculated by dividing shareholders’ equity, excluding non-controlling interests and other equity instruments, by the number of issued ordinary shares.
‘Net Interest Income (NII)’ The difference between interest income on assets and interest expense on liabilities.
‘Net Interest Margin (NIM)’ Annualised NII divided by the sum of average customer assets.
‘Net investment income’ Comprises fair value gains and losses on banking book financial instruments measured at fair value through profit or loss, dividend income, and gains or losses recognised on the disposal of FVOCI assets and amortised cost financial assets/liabilities.
‘Net new assets under management’ The net inflows and outflows of client balances within discretionary portfolio management and advisory mandates. Excludes market performance and foreign exchange translation but includes reinvested dividend payments.
‘Net Stable Funding Ratio (NSFR)’ The ratio of available stable funding to required stable funding over a one-year time horizon, assuming a stressed scenario. The ratio is required to be over 100%. Available stable funding would include items such as equity capital, preferred stock with a maturity of over one year, or liabilities with a maturity of over one year. The required amount of stable funding is calculated as the sum of the value of the assets held and funded by the institution, multiplied by a specific required stable funding factor assigned to each particular asset type, added to the amount of potential liquidity exposure multiplied by its associated required stable funding factor.
‘Net trading income’ Gains and losses arising from trading positions which are held at fair value, in respect of both market-
making and customer business, together with interest, dividends and funding costs relating to trading activities.
‘Net write-off rate’ Expressed as a percentage and represents balances written off in the reporting period less any post write-
off recoveries divided by gross loans and advances held at amortised cost at the balance sheet date.
‘Net written credit protection’ In the context of leverage exposure, the net notional value of credit derivatives protection sold and credit derivatives protection bought.
‘New bookings’ The total of the original balance on accounts opened in the reporting period, including any applicable fees and charges included in the loan amount.
‘Non-asset backed debt instruments’ Debt instruments not backed by collateral, including government bonds, US agency bonds, corporate bonds, commercial paper, certificates of deposit, convertible bonds, and issued notes.
‘Non-Traded Market Risk’ The risk that the current or future exposure in the banking book (i.e. non-traded book) will impact the bank's capital and/or earnings due to adverse movements in Interest or foreign exchange rates.
‘Non-Traded VaR’ Reflects the volatility in the value of the fair value through other comprehensive income (FVOCI)
investments in the liquidity pool which flow directly through capital via the FVOCI reserve. The underlying methodology to calculate non-traded VaR is similar to Traded Management VaR, but the two measures are not directly comparable. The Non-
Traded VaR represents the volatility to capital driven by the FVOCI exposures. These exposures are in the banking book and do not meet the criteria for trading book treatment.
‘Notch’ A single unit of measurement in a credit rating scale.

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Glossary of terms
‘Notional amount’ The nominal or face amount of a financial instrument, such as a loan or a derivative, that is used to calculate payments made on that instrument.
‘Open Banking’ The Payment Services Directive (PSD2) and the Open API standards and data sharing remedy imposed by the
UK Competition and Markets Authority following its Retail Banking Market Investigation Order.
‘Operating leverage’ Operating expenses compared to total income less credit impairment charges and other provisions.
‘Operational risk’ The risk of loss to the Barclays Group from inadequate or failed processes or systems, human factors or due to external events (e.g. fraud) where the root cause is not due to credit or market risks.
‘Operating expenses excluding litigation and conduct’ A measure of total operating expenses excluding litigation and conduct charges.
‘Operating costs’ A measure of total operating expenses excluding litigation and conduct charges and UK regulatory levies.
‘Operational Riskdata eXchange Association (ORX)’ A not-for-profit industry association dedicated to advancing the measurement and management of operational risk in the global financial services industry.  Barclays is a member of ORX.
‘Origination led’ Focus on high-margin, low-capital fee-based activities and related hedging opportunities.
‘O-SII Buffer’ CET1 capital required to be held under the UK and EU regimes to ensure that Other Systemically Important
Institutions (O-SIIs) build up surplus capital to compensate for the systemic risk that such institutions represent to the financial system.
‘Other systemically important institutions (O-SII)’ Other systemically important institutions are institutions that are deemed to create risk to financial stability due to their systemic importance.
‘Over-issuance of Securities’ Over-issuance of securities under Barclays Bank PLC’s US shelf registration statements on Form
F-3 filed with the US Securities and Exchange Commission in 2018 and 2019.
‘Over-the-counter (OTC) derivatives’ Derivative contracts that are traded (and privately negotiated) directly between two parties. They offer flexibility because, unlike standardised exchange-traded products, they can be tailored to fit specific needs.
‘Overall capital requirement’ The overall capital requirement is the sum of capital required to meet the total of a Pillar 1 requirement, a Pillar 2A requirement, a Global Systemically Important Institution (G-SII) buffer, a Capital Conservation Buffer
(CCB) and a Countercyclical Capital Buffer (CCyB).
‘Own credit’ The effect of changes in the Barclays Group’s own credit standing on the fair value of financial liabilities.
‘Own funds’ The sum of Tier 1 and Tier 2 capital.
‘Own funds and eligible liabilities ratio’ A risk-based ratio representing the own funds and eligible liabilities of the institution expressed as a percentage of total RWAs.
‘Owner occupied mortgage’ A mortgage where the intention of the customer at origination was to occupy the property.
'Partner profit share' Payments made to partners based on the financial performance of the credit card portfolios.
‘Past due items’ Refers to loans where the borrower has failed to make a payment when due under the terms of the loan contract.
‘Payment Protection Insurance (PPI) redress’ Provision for the settlement of PPI mis-selling claims and related claims management costs.
‘Pension Risk’ The risk of the Barclays Group’s earnings and capital being adversely impacted by the Barclays Group’s defined benefit obligations increasing or the value of the assets backing these defined benefit obligations decreasing due to changes in both the level and volatility of prices.
‘Performance costs’ The accounting charge recognised in the period for performance awards. For deferred incentives and long-term incentives, the accounting charge is spread over the relevant periods in which the employee delivers service.
‘Period end allocated tangible equity’ Allocated tangible equity is calculated as 13.5% (2025: 13.5%) of RWAs for each business, adjusted for capital deductions, excluding goodwill and intangible assets, reflecting assumptions the Barclays Group uses for capital planning purposes. Head Office allocated tangible equity represents the difference between the Barclays
Group’s tangible shareholders’ equity and the amounts allocated to businesses.
‘Period end tangible shareholder’s equity (for Barclays Group)’ Shareholders' equity attributable to ordinary shareholders of the parent, adjusted for the deduction of intangible assets and goodwill.
‘Period end tangible shareholder’s equity (for businesses)’ Allocated tangible equity is calculated as 13.5% (2025: 13.5%) of
RWAs for each business, adjusted for capital deductions, excluding goodwill and intangible assets, reflecting the assumptions the Barclays Group uses for capital planning purposes. Head Office allocated tangible equity represents the difference between the Barclays Group’s tangible shareholders’ equity and the amounts allocated to businesses.

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Glossary of terms
‘Personal Banking’ One of three segments within Barclays UK. The business within the UK that offers retail solutions to help customers with their day-to-day banking needs.
‘Pillar 1 requirements’ The minimum regulatory capital requirements under CRR, covering credit (including counterparty credit) risk, market risk operational risk, settlement risk and CVA.
‘Pillar 2A requirements’ The additional regulatory capital requirement to meet risks not captured under Pillar 1 requirements.
These requirements are the outcome of the ICAAP and the complementary supervisory review and evaluation carried out by the relevant regulator.
‘Pillar Two’ The UK implemented Pillar Two legislation in the Finance (No.2) Act 2023 to introduce the OECD’s global minimum tax rules for accounting periods beginning on or after 31 December 2023. The EU Minimum Tax Directive (Pillar
Two) (Council Directive (EU) 2022/2523) entered into force on 23 December 2022 and requires all member states to apply a
Qualifying Domestic Minimum Top-up Tax (QDMTT) to in scope multi-national groups within the EU.
‘Post-Model Adjustment (PMA)’ In the context of Basel models, a PMA is a short-term increase in regulatory capital applied at portfolio level to account for model input data deficiencies, inadequate model performance or changes to regulatory definitions (e.g. definition of default) to ensure the model output is accurate, complete and appropriate.
‘Potential Future Exposure (PFE) on derivatives’ A regulatory calculation in respect of the Barclays Group’s potential future credit exposure on both exchange traded and OTC derivatives, calculated by assigning a standardised percentage (based on the underlying risk category and residual trade maturity) to the gross notional value of each contract.
‘PRA waivers’ PRA approvals which modify or waive existing rules. Waivers are specific to an organisation and require applications being submitted to and approved by the PRA.
‘Primary securitisations’ The issuance of securities (bonds and commercial papers) for fund-raising.
‘Primary Stress Tests’ In the context of Traded Market Risk and Stress Testing, Primary Stress Tests apply stress moves to key liquidity risk factors for each of the major trading asset classes.
‘Prime Services’ Involves financing of fixed income and equity positions using Repo and stock lending facilities. The Prime
Services business also provides brokerage facilitation services for hedge fund clients offering execution and clearance facilities for a variety of asset classes.
‘Principal’ In the context of a debt liability, the total amount borrowed, or the part of the amount borrowed which remains unpaid (excluding interest).
‘Principal Risks’ The principal risks affecting the Barclays Group, as described in the Risk Review section of the Barclays PLC
Annual Report.
‘Private equity investments’ Investments in equity securities in operating companies not quoted on a public exchange.
Investment in private equity often involves the investment of capital in private companies or the acquisition of a public company that results in the delisting of public equity. Capital for private equity investment is raised by retail or institutional investors and used to fund investment strategies such as leveraged buyouts, venture capital, growth capital, distressed investments and mezzanine capital.
‘Probability of Default (PD)’ The likelihood that a loan will not be repaid and will fall into default. PD may be calculated for each client who has a loan (normally applicable to wholesale customers/clients) or for a portfolio of clients with similar attributes (normally applicable to retail customers). To calculate PD, Barclays assesses the credit quality of borrowers and other counterparties and assigns them an internal risk rating. Multiple rating methodologies may be used to inform the rating decision on individual large credits, such as internal and external models, rating agency ratings, and for wholesale assets, market information such as credit spreads. For smaller credits, a single source may suffice such as the result from an internal rating model.
‘Product structural hedge’ An interest rate hedge put in place to reduce earnings volatility on product balances with instant access (such as non-interest bearing current accounts and managed rate deposits) and to smoothen the income over a medium/long term.
‘Profit before impairment’ Calculated by excluding credit impairment charges or releases from profit before tax.
‘Properties in Possession held as ‘Loans and Advances to Customers’’ Properties in the UK and Italy where the customer continues to retain legal title but where the bank has enforced the possession order as part of the foreclosure process to allow for the disposal of the asset or the court has ordered the auction of the property.
‘Properties in Possession held as ‘Other Real Estate Owned’’ Properties in South Africa where the bank has taken legal ownership of the title as a result of purchase at an auction or similar and treated as ‘Other Real Estate Owned’ within other assets on the bank’s balance sheet.
‘Proprietary trading’ When a bank, brokerage or other financial institution trades on its own account, at its own risk, rather than on behalf of customers, so as to make a profit for itself.

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Glossary of terms
‘Prudential Regulation Authority (PRA)’ The PRA is part of the BoE and regulates and supervises banks, building societies, insurers and a small number of significant investment banks in the UK.
‘Prudential Valuation Adjustment (PVA)’ A calculation which adjusts the accounting values of positions held on the balance sheet at fair value to comply with regulatory valuation standards, which place greater emphasis on the inherent uncertainty around the value at which a trading book position could be exited.
‘Public benchmark’ Unsecured medium-term notes issued in public syndicated transactions.
‘Qualifying central bank claims’ An amount calculated in line with the PRA rules allowing banks to exclude claims on the central bank from the calculation of the leverage exposure measure, as long as these amounts are matched by liabilities denominated in the same currency and of identical or longer maturity.
‘Qualifying Revolving Retail Exposure (QRRE)’ In the context of the IRB approach to credit risk RWA calculations, an exposure meeting the criteria set out in Article 154(4) of UK CRR and Article 147(5a) of EU CRR (as applicable). It includes most types of credit card exposure.
‘Rates’ In the context of IB income analysis, trading revenue relating to government bonds and interest rate derivatives.
‘Re-aging’ The returning of a delinquent account to up-to-date status without collecting the full arrears (principal, interest and fees).
‘Real Estate Mortgage Investment Conduits (REMICs)’ An entity that holds a fixed pool of mortgages and that is separated into multiple classes of interests for issuance to investors.
‘Recovery book’ Represents the total amount of exposure which has been transferred to recovery units who set and implement strategies to recover the Barclays Group’s exposure.
‘Recovery book Impairment Coverage Ratio’ Impairment allowance held against recoveries balances expressed as a percentage of balance in recoveries.
‘Recovery book proportion of outstanding balances’ Represents the amount of recoveries (gross month-end customer balances of all accounts that have charged-off) as at the period end compared to total outstanding balances. The size of the recovery book would ultimately have an impact on the overall impairment requirement on the portfolio. Balances in recovery will decrease if assets are written-off, amounts are collected, or assets are sold to a third party (i.e. debt sale).
‘Regulatory capital’ The amount of capital that a bank holds to satisfy regulatory requirements.
‘Renegotiated loans’ Loans are generally renegotiated either as part of an ongoing customer relationship or in response to an adverse change in the circumstances of the borrower. In the latter case, renegotiation can result in an extension of the due date of payment or repayment plans under which the Barclays Group offers a concessionary rate of interest to genuinely distressed borrowers. This will result in the asset continuing to be overdue, and individually impaired if the renegotiated payments of interest and principal will not recover the original carrying amount of the asset. In other cases, renegotiation will lead to a new agreement, which is treated as a new loan.
‘Repurchase agreement (Repo)’ or ‘Reverse repurchase agreement (Reverse repo)’ Arrangements that allow counterparties to use financial securities as collateral for an interest bearing cash loan. The borrower agrees to sell a security to the lender subject to a commitment to repurchase the asset at a specified price on a given date. For the party selling the security (and agreeing to repurchase it in the future), it is a repurchase agreement or repo; for the counterparty to the transaction (buying the security and agreeing to sell in the future), it is a reverse repurchase agreement or reverse repo.
‘Reputation risk’ The risk that an action, transaction, investment or event will reduce trust in the Barclays Group’s integrity and competence by clients, counterparties, investors, regulators, employees or the public.
‘Residential Mortgage-Backed Securities (RMBS)’ Securities that represent interests in a group of residential mortgages.
Investors in these securities have the right to cash received from future mortgage payments (interest and/or principal).
‘Residual maturity’ The remaining contractual term of a credit obligation associated with a credit exposure.
‘Restructured loans’ Comprises loans where, for economic or legal reasons related to the debtor’s financial difficulties, a concession has been granted to the debtor that would not otherwise be considered. Where the concession results in the expected cash flows discounted at the original effective interest rate being less than the loan’s carrying value, an impairment allowance will be raised.
‘Retail Loans’ Loans to individuals or small and medium sized enterprises rather than to financial institutions and larger businesses. It includes both secured and unsecured loans such as mortgages and credit card balances, as well as loans to certain smaller business customers, typically with exposures up to £3 million or with an annual turnover of up to £5 million.
‘Return on average Risk Weighted Assets (RoRWA)’ Statutory profit after tax as a proportion of average RWAs.
‘Return on average tangible shareholders’ equity (RoTE)’ (for Barclays Group) Annualised Group attributable profit, as a proportion of average shareholders’ tangible equity.

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‘Return on average tangible shareholders’ equity (RoTE)’ (for businesses) Annualised business attributable profit, as a proportion of that business's average allocated tangible equity.
‘Risk appetite’ The level of risk that Barclays is prepared to accept whilst pursuing its business strategy, recognising a range of possible outcomes as business plans are implemented.
‘Risks not in VaR (RNIVs)’ Refers to all the key market risks which are not captured or not well captured within the VaR model framework.
‘Risk weighted assets (RWAs) / Risk weighted exposure amounts (RWEAs)’ A measure of a bank’s assets adjusted for their associated risks. Risk weightings are established in accordance with the Basel framework as implemented in local law.
‘RWA Flow / movements in RWAs’
Book size/Asset size
Credit risk and counterparty risk (including CVA)
This represents RWA movements driven by changes in the size and composition of underlying positions, measured using EAD values for existing portfolios over the period. This includes, but is not exclusive to:
•new business and maturing loans
•changes in product mix and exposure growth for existing portfolios
•book size reductions owing to risk mitigation and write-offs.
Market risk
This represents RWA movements owing to the changes in risk level i.e. trading positions and volumes driven by business activity.
Book quality/Asset quality
Credit risk and counterparty risk (including CVA)
This represents RWA movements driven by changes in the underlying credit quality and recoverability of portfolios and reflected through model calibrations or realignments where applicable. This includes, but is not exclusive to:
•PD migration and LGD changes driven by economic conditions
•ratings migration for standardised exposures
Market risk
This is the movement in RWAs owing to changing risk levels in the trading book caused by fluctuations in market conditions.
Model updates
Credit risk and counterparty risk (including CVA)
This is the movement in RWAs as a result of both internal and external model updates. This includes, but is not exclusive to:
•updates to existing model inputs driven by both internal and external review
•model enhancements to improve models performance
Market risk
This is the movement in RWAs reflecting change in model scope, changes to market data levels, volatilities, correlations, liquidity and ratings used as input for the internal modelled RWA calculations.
Methodology and policy
Credit risk and counterparty risk (including CVA)
This is the movement in RWAs as a result of both internal and external methodology, policy and regulatory changes.
This includes, but is not exclusive to:
•updates to RWA calculation methodology, communicated by the regulator
•the implementation of credit risk mitigation to a wider scope of portfolios
Market risk
This is the movement in RWAs as a result of both internal and external methodology, policy and regulatory changes for market risk.
Acquisitions and disposals
This is the movement in RWAs as a result of the disposal or acquisition of business operations impacting the size of banking and trading portfolios.
Foreign exchange movements
This is the movement in RWAs as a result of changes in the exchange rate between the functional currency of the
Barclays business area or portfolio and our presentational currency for consolidated reporting. It should be noted
that foreign exchange movements shown in RWA flow or movements in RWAs tables do not include the impact of foreign exchange for the counterparty credit risk or market risk RWAs.

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Other
This is the movement in RWAs driven by items that cannot be reasonably assigned to the other driver categories. In relation to market risk RWAs, this includes changes in measurement that are not driven by methodology, policy or model updates.
‘Sarbanes-Oxley requirements’ The Sarbanes-Oxley Act 2002 (SOX), which was introduced by the government of the United
States to safeguard against corporate governance scandals.
‘Secondary Stress Tests’ Secondary Stress Tests are used in measuring potential losses arising from illiquid market risks that cannot be hedged or reduced within the time period covered in Primary Stress Tests.
‘Second Lien’ Debt that is issued against the same collateral as higher lien debt but that is subordinate to such higher lien debt. In the case of default, compensation for this debt will only be received after the first lien has been repaid and thus represents a riskier investment than the first lien.
‘Secured Overnight Financing Rate (SOFR)’ A broad measure of the cost of borrowing cash overnight collateralised by US
Treasury securities in the Repo market.
‘Securities Financing Transactions (SFT)’ In the context of RWAs, any of the following transactions: a repurchase transaction, a securities or commodities lending or borrowing transaction, or a margin lending transaction whereby cash collateral is received or paid in respect of the transfer of a related asset.
‘Securities Financing Transactions adjustments’ In the context of a bank's leverage ratio, a regulatory add-on calculated as exposure less collateral, taking into account master netting agreements.
‘Securities lending arrangements’ Arrangements whereby securities are legally transferred to a third party subject to an agreement to return them at a future date. The counterparty generally provides collateral against non-performance in the form of cash or other assets.
‘Securitisation’ Typically, a process by which debt instruments, such as mortgage loans or credit card balances, are aggregated into a pool, which is used to back new securities. A company sells these pools of assets to a special purpose vehicle (SPV) which then issues securities backed by the assets. This allows the credit quality of the assets to be separated from the credit rating of the original borrower.
‘Set-off clauses’ In the context of counterparty credit risk, contract clauses that allow Barclays to set off amounts owed to us by a counterparty against amounts owed by us to the counterparty.
‘Settlement balances’ Receivables or payables recorded between the date (the trade date) a financial instrument (such as a bond) is sold, purchased or otherwise closed out, and the date the asset is delivered by or to the entity (the settlement date)
and cash is received or paid.
‘Settlement Netting’ Netting approach used in the calculation of the leverage exposure measure whereby firms may calculate their exposure value of regular way purchases and sales awaiting settlement.
‘Settlement risk’ The risk that settlement in a transfer system will not take place as expected, usually owing to a party defaulting on one or more settlement obligations.
‘Significant Increase in Credit Risk (SICR)’ Barclays assesses when a significant increase in credit risk has occurred based on quantitative and qualitative assessments.
‘Single Resolution Board (SRB)’ The Single Resolution Board is the central resolution authority within the European Banking
Union, established to ensure an orderly resolution of failing banks with minimal impact on the economy and public finances.
It was created in 2015 as part of the broader banking union reforms and acts as the bank resolution authority for a subset of banks in the euro area. The SRB's mission is to avoid future bailouts by placing the burden of resolution on the banks themselves.
‘Single Resolution Fund (SRF)’ is an emergency fund that may be used as part of the SRM. Institutions that come within the scope of the SRMR are required to make ex-ante contributions to the SRF calculated by the SRB (in accordance with the
SRMR) on an annual basis
‘Single Resolution Mechanism Regulation (SRMR)’ The Single Resolution Mechanism Regulation (Regulation 806/2014)
established the single resolution mechanism (SRM), which is comprised of the Single Resolution Board (SRB) and the
National Resolution Authorities of participating countries. The purpose of the SRMR is to ensure an orderly resolution of failing banks with minimal costs for taxpayers and to the real economy.
‘Single Supervisory Mechanism (SSM)’ The Single Supervisory Mechanism is a framework for the prudential supervision of credit institutions located in EU member states participating in European Banking Union, primarily overseen by the European
Central Bank (ECB) and also comprising the national competent authorities of the participating member states. It aims to ensure the safety and stability of the European banking system by coordinating the supervision of significant institutions across member states.
‘Slotting’ Slotting is internal Barclays terminology for what is known as “Specialised Lending” in the IRB approach. A standard set of rules is required to be used in credit risk RWA calculations, based upon an assessment of factors such as the financial

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strength of the counterparty. The requirements for the application of the Specialised Lending approach are detailed in Article
153(5) of CRR.
‘Small and Medium-Sized Enterprises (SME)’ An enterprise which employs fewer than 250 persons and which has an annual turnover which does not exceed EUR 50 million, and / or an annual balance sheet total not exceeding EUR 43 million. Within the SME category, a small enterprise is defined as an enterprise which employs fewer than 50 persons and whose annual turnover and/or annual balance sheet total does not exceed EUR 10 million.  This is defined in accordance with Commission
Recommendation 2003/361/EC of 6 May 2003 concerning the definition of micro, small and medium sized enterprises.
‘Sovereign exposure(s)’ Exposures to central governments, including holdings in government bonds and local government bonds.
‘Special purpose entity’ A legally separate vehicle established to carry out a specific financial or operational objective, such as isolating risk or facilitating securitisation. It is typically structured to be bankruptcy-remote, ensuring its obligations remain independent of the financial position of the sponsoring organisation. SPEs may be subsidiaries or orphan entities, depending on the intended legal and accounting treatment.
‘Specific market risk’ A risk that is due to the individual nature of an asset and can potentially be diversified or the risk of a price change in an investment due to factors related to the issuer or, in the case of a derivative, the issuer of the underlying investment.
‘Spread risk’ Measures the impact of changes to the swap spread, i.e. the difference between swap rates and government bond yields.
‘Stage 1’ This represents financial instruments where the credit risk of the financial instrument has not increased significantly since initial recognition. Stage 1 financial instruments are required to recognise a 12-month expected credit loss allowance.
‘Stage 2’ This represents financial instruments where the credit risk of the financial instrument has increased significantly since initial recognition. Stage 2 financial instruments are required to recognise a lifetime expected credit loss allowance.
‘Stage 3’ This represents financial instruments where the financial instrument is considered impaired. Stage 3 financial instruments are required to recognise a lifetime expected credit loss allowance.
‘Standard & Poor’s’ A credit rating agency, including S&P Global Inc. and its affiliated entities.
‘Standardised Approach’ / ‘STD’ A method of calculating RWAs that relies on a mandatory framework set by the regulator to derive risk weights based on counterparty type and credit rating.
‘Standardised Approach (SEC-SA)’ This is a method to calculate risk-weighted exposure amounts for securitisation positions.
Under this method, an institution must be able to calculate regulatory capital requirements per standardised approach for underlying exposures in the securitisation as if these had not been securitised (‘KSA’), subject to certain other inputs and criteria.
‘Standby facilities, credit lines and other commitments’ Agreements to lend to a customer in the future, subject to certain conditions. Such commitments are either made for a fixed period, or have no specific maturity but are cancellable by the lender subject to notice requirements.
‘Statutory’ Line items of income, expense, profit or loss, assets, liabilities or equity stated in accordance with the requirements of the UK Companies Act 2006 and the requirements of IFRS.
‘Statutory return on average shareholders’ equity’ Statutory profit after tax attributable to ordinary shareholders as a proportion of average shareholders’ equity.
‘Sterling Over Night Index Average (SONIA)’ A risk free interest rate that reflects banks’ and building societies’ wholesale overnight funding rates in the sterling unsecured market administrated and calculated by the BoE.
‘Stress Testing’ A process which involves identifying possible future adverse events or changes in economic conditions that could have unfavourable effects on the Barclays Group (either financial or non-financial), assessing the Barclays Group’s ability to withstand such changes, and identifying management actions to mitigate the impact.
‘Stressed Value at Risk (SVaR)’ An estimate of the potential loss arising from a 12-month period of significant financial stress calibrated to a specific confidence level over a specific holding period.
‘Structural cost actions (SCA)’ Cost actions taken to improve future financial performance.
‘Structural FX’ Foreign currency positions taken to hedge against the adverse effect of exchange rates on capital ratios.  Under
Article 352(2) of UK CRR the PRA may permit banks to exclude such Structural FX positions from the calculation of its market risk RWAs. On 15 December 2021 the PRA issued Barclays this permission, taking effect from 31 December 2021.  Any FX positions that are in excess of what is required to hedge the adverse effects of exchange rates on the bank’s capital ratio are not in scope of this exemption and will therefore be captured under the standardised market risk approach.
‘Structural hedge’ or ‘hedging’ An interest rate hedge in place to reduce earnings volatility and to smooth the income over a medium/long term on positions that exist within the balance sheet and do not re-price in line with market rates. See also
‘Equity structural hedge’ and ‘Product structural hedge’.

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‘Structural model of default’ A model based on the assumption that an obligor will default when its assets are insufficient to cover its liabilities.
‘Structured credit’ Includes the legacy structured credit portfolio primarily comprising derivative exposures and financing exposures to structured credit vehicles.
‘Structured entity’ An entity in which voting or similar rights are not the dominant factor in deciding control. Structured entities are generally created to achieve a narrow and well defined objective with restrictions around their ongoing activities.
‘Structured finance or structured notes’ A structured note is an investment tool that pays a return linked to the value or level of a specified asset or index and sometimes offers capital protection if the value declines. Structured notes can be linked to equities, interest rates, funds, commodities and foreign currency.
‘Sub-prime’ Sub-prime is defined as loans to borrowers typically having weakened credit histories that include payment delinquencies and potentially more severe problems such as court judgments and bankruptcies. They may also display reduced repayment capacity as measured by credit scores, high debt-to-income ratios, or other criteria indicating heightened risk of default.
‘Subordinated liabilities’ Liabilities which, in the event of insolvency or liquidation of the issuer, are subordinated to the claims of depositors and other creditors of the issuer.
‘Supranational bonds’ Bonds issued by an international organisation, where membership transcends national boundaries (e.g.
the European Union or World Trade Organisation).
‘Synthetic Securitisation Transactions’ Securitisation transactions effected through the use of derivatives.
‘Tangible Net Asset Value (TNAV)’ Shareholders’ equity excluding non-controlling interests adjusted for the deduction of intangible assets and goodwill.
‘Tangible Net Asset Value per share’ Calculated by dividing shareholders’ equity, excluding non-controlling interests and other equity instruments, less goodwill and intangible assets, by the number of issued ordinary shares.
‘Tangible shareholders’ equity’ Shareholders’ equity excluding non-controlling interests and other equity instruments adjusted for the deduction of intangible assets and goodwill.
‘Term premium’ Additional interest required by investors to hold assets with a longer period to maturity.
‘Tesco Bank’ The retail banking business acquired from Tesco Personal Finance plc on 1 November 2024, which includes credit cards, unsecured personal loans, savings and operating infrastructure.
‘The Standardised Approach (TSA)’ An approach used to quantify required capital for operational risk. Under TSA, banks are required to hold regulatory capital for operational risk equal to the annual average, calculated over a rolling three-year period, of the relevant income indicator (across all business lines), multiplied by a supervisory defined percentage factor by business lines.
‘The three lines of defence’ The three lines of defence operating model enables Barclays to separate risk management activities between those client facing areas of the Barclays Group and associated support functions responsible for identifying risk, operating within applicable limits and escalating risk events (first line); colleagues in Risk and Compliance who establish the limits, rules and constraints under which the first line operates and monitor their performance against those limits and constraints (second line); and, colleagues in Internal Audit who provide assurance to the Board and Executive Management over the effectiveness of governance, risk management and control over risks (third line). The Legal function does not sit in any of the three lines, but supports them all. The Legal function is, however, subject to oversight from Risk and Compliance with respect to its own Operational and Compliance Risks, as well as with respect to the Legal Risk to which Barclays is exposed.
‘Third country’ As defined in UK CRR, a country or territory outside the United Kingdom, or under EU CRR, a country that is not an EU member state.
‘Third Party Service Providers (TPSP)’ Third Party Service Provider means any entity that has entered an arrangement with
Barclays in order to provide business functions, activities, goods and/or services to Barclays.
‘Through-the-cycle’ A long-run average through a full economic cycle.
‘Tier 1 capital’ The sum of the CET1 capital and AT1 capital.
‘Tier 1 capital ratio’ The ratio which expresses Tier 1 capital as a percentage of RWAs under CRR.
‘Tier 2 (T2) capital’ A type of capital as defined in CRR principally composed of capital instruments, subordinated loans and share premium accounts where qualifying conditions have been met.
‘Tier 2 (T2) securities’ Securities that are treated as Tier 2 (T2) capital.
‘Total balances on forbearance programmes coverage ratio’ Impairment allowance held against forbearance balances expressed as a percentage of balance in forbearance.

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‘Total capital ratio’ Total regulatory capital as a percentage of RWAs.
‘Total Loss Absorbing Capacity (TLAC)’ A standard published by the FSB which is applicable to G-SIBs and requires a G-SIB to hold a prescribed minimum level of instruments and liabilities that should be readily available for bail-in within resolution to absorb losses and recapitalise the institution. See also ‘Minimum requirement for own funds and eligible liabilities (MREL)’.
‘Total outstanding balance’ In retail banking, total outstanding balance is defined as the gross month-end customer balances on all accounts, including accounts charged off to recoveries.
‘Total return swap’ An instrument whereby the seller of protection receives the full return of the asset, including both the income and change in the capital value of the asset. The buyer of the protection in return receives a predetermined amount.
‘Traded Market Risk’ The risk of a reduction to earnings or capital due to volatility of trading book positions.
‘Trading book’ All positions in financial instruments and commodities held by an institution either with trading intent, or in order to hedge positions held with trading intent.
‘Traditional Securitisation Transactions’ Securitisation transactions in which an underlying pool of assets generates cash flows to service payments to investors.
‘Transitional’ When a measure is presented or described as being on a transitional basis, it is calculated in accordance with the transitional provisions set out in CRR.
‘Treasury and Capital Risk’ This comprises of Liquidity Risk, Capital Risk and Interest Rate Risk in the banking book.
‘Twelve month expected credit losses’ The portion of the lifetime ECL arising if default occurs within 12 months of the reporting date (or shorter period if the expected life is less than 12 months), weighted by the probability of said default occurring.
‘Twelve month PD’ The likelihood of accounts entering default within 12 months of the reporting date.
‘Unencumbered’ Assets not used to secure liabilities or otherwise pledged.
‘United Kingdom (UK)’ Geographic segment where Barclays operates comprising the UK.
‘UK bank levy’ A levy that applies to UK banks, building societies and the UK operations of foreign banks. The levy is payable based on a portion of the UK chargeable equity and liabilities of the bank on its balance sheet date.
‘UK Cards’ Suite of credit cards offered to individual consumers located in the UK to suit their borrowing needs e.g. purchase spend, balance transfer, or rewards. This includes the Tesco Bank cards.
‘UK EMIR’ EMIR, as it forms part of UK law pursuant to the European Union (Withdrawal) Act 2018 (as amended).
‘UK Personal Loans’ Individual unsecured personal loans predominantly recruited from the Group’s current account base in the UK. This includes the Tesco Bank loans portfolio.
‘UK CRR’ Regulation (EU) No 575/2013, as amended, as it forms part of UK law by virtue of the European Union (Withdrawal)
Act 2018, as amended. UK CRR prescribes prudential requirements, including minimum capital requirements, for UK banks and certain other entities.
‘UK leverage exposure’ Calculated as per the PRA Rulebook, where the exposure calculation also includes the FPC’s recommendation to allow banks to exclude claims on the central bank from the calculation of the leverage exposure measure, as long as these are matched by liabilities denominated in the same currency and of identical or longer maturity.
‘UK leverage ratio’ As per the PRA Rulebook, means a bank’s Tier 1 capital divided by its total exposure measure, with this ratio expressed as a percentage.
‘UK regulatory levies’ Comprises the BoE levy scheme and the UK bank levy.
‘Unfunded credit protection’ A technique of credit risk mitigation where the reduction of the credit risk on the exposure of an institution derives from the obligation of a third party to pay an amount in the event of the default of the borrower or the occurrence of other specified credit events.
‘US Partner Portfolio’ Barclays co-branded credit card programmes with companies across various sectors including but not limited to travel, entertainment and retail.
‘US Residential Mortgage-Backed Securities’ Securities that represent interests in a group of US residential mortgages.
‘Valuation weighted Loan to Value (LTV) ratio’ In the context of credit risk disclosures on secured home loans, a means of calculating marked to market LTVs derived by comparing total outstanding balance and the value of total collateral we hold against these balances. Valuation weighted Loan to Value ratio is calculated using the following formula: LTV = total outstandings in portfolio/total property values of total outstandings in portfolio.
‘Value at Risk (VaR)’ A measure of the potential loss of value arising from unfavourable market movements at a specific confidence level and within a specific timeframe.

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‘Weighted off balance sheet commitments’ Regulatory add-ons to the leverage exposure measure based on credit conversion factors used in the Standardised Approach to credit risk.
‘Wholesale loans’ or ‘wholesale lending’ Lending to larger businesses, financial institutions and sovereign entities.
‘WM&I’ The Wealth Management & Investments business, which was transferred from Barclays UK to PBWM on 1 May 2023.
‘Working Group on Sterling Risk-Free Reference Rates (RFRWG)’ A group mandated with catalysing a broad-based transition to using SONIA as the primary sterling interest rate benchmark in bond, loan and derivatives markets.
‘Write-off (gross)’ The point where it is determined that an asset is irrecoverable, or it is no longer considered economically viable to try to recover the asset or it is deemed immaterial or full and final settlement is reached and the shortfall written off.
In the event of write-off, the customer balance is removed from the balance sheet and the impairment allowance held against the asset is released. Net write-offs represent gross write-offs less post write-off recoveries.
‘Wrong-way risk’ Arises in a trading exposure when there is significant correlation between the underlying asset and the counterparty, which in an event of default would lead to a significant mark to market loss. When assessing the credit exposure of a wrong-way trade, analysts take into account the correlation between the counterparty and the underlying asset as part of the sanctioning process.